     As filed with the Securities and Exchange Commission on July 11, 2000
                                                     Registration No. 333-
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                --------------
                                   Form S-1
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933
                                --------------
                          DIGITAL INSIGHT CORPORATION
            (Exact name of Registrant as specified in its charter)

            Delaware                           7375                        77-0493142
(State or other jurisdiction of    (Primary Standard Industrial         (I.R.S. Employer
 incorporation or organization)    Classification Code Number)       Identification Number)

                               26025 Mureau Road
                              Calabasas, CA 91302
                                (818) 871-0000
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                                  John Dorman
         Chairman of the Board, Chief Executive Officer and President
                          Digital Insight Corporation
                               26025 Mureau Road
                              Calabasas, CA 91302
                                (818) 871-0000
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                                --------------
                                  Copies to:

               Richard Boehmer                                 Brooks Stough
                Dean Sussman                                   John F. Dietz
            O'Melveny & Myers LLP                         Gunderson Dettmer Stough
             400 S. Hope Street                     Villeneuve Franklin & Hachigian, LLP
            Los Angeles, CA 90071                          155 Constitution Drive
          Telephone: (213) 430-6000                         Menlo Park, CA 94025
             Fax: (213) 430-6407                         Telephone: (650) 321-2400
                                                            Fax: (650) 321-2800

                                --------------
  Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                                --------------
                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------
                                                     Proposed Maximum
                                                         Aggregate     Proposed Maximum       Amount of
     Title of Each Class of            Amount to      Offering Price       Aggregate        Registration
   Securities to be Registered     be Registered(1)    Per Share(2)     Offering Price(2)      Fee(2)
--------------------------------------------------------------------------------------------------------
Common stock, $0.001 par value...      4,600,000         $32.3125        $148,637,500          $39,241
--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------

(1) Includes 600,000 shares of common stock issuable upon exercise of the underwriters' over-allotment option.
(2) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c). Based upon the average of the high and low sale prices of the Registrant's common stock on July 5, 2000.
                                --------------
  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

-------------------------------------------------------------------------------
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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an +
+offer to sell securities and we are not soliciting offers to buy these        +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

PROSPECTUS (Subject to Completion)
Issued July 11, 2000

                                4,000,000 Shares

                           [LOGO OF DIGITAL INSIGHT]

                                  COMMON STOCK

                                  -----------

Digital Insight is offering 2,150,000 shares and the selling stockholders are offering 1,850,000 shares.

                                  -----------

Our common stock is quoted on the Nasdaq National Market under the symbol "DGIN." On July 10, 2000, the reported last sale price of our common stock on the Nasdaq National Market was $30 5/8 per share.

                                  -----------

Investing in our common stock involves risks. See "Risk Factors" beginning on page 7.

                                  -----------

                               PRICE $   A SHARE

                                  -----------

                                      Underwriting                  Proceeds to
                            Price to  Discounts and   Proceeds to     Selling
                             Public    Commissions  Digital Insight Stockholders
                           ---------- ------------- --------------- ------------
Per Share.................   $            $             $              $
Total..................... $           $              $             $

Digital Insight and the selling stockholders have granted the underwriters the right to purchase up to an additional 600,000 shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers
on         , 2000.

                                  -----------

MORGAN STANLEY DEAN WITTER

    BANC OF AMERICA SECURITIES LLC

         CHASE H&Q

              DEUTSCHE BANC ALEX. BROWN

                                                        FRIEDMAN BILLINGS RAMSEY

       , 2000

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   7
Special Note Regarding Forward-Looking Statements........................  15
Use of Proceeds..........................................................  16
Price Range of Common Stock..............................................  16
Dividend Policy..........................................................  16
Capitalization...........................................................  17
Dilution.................................................................  18
Selected Consolidated Financial Data.....................................  19
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  21

                                                                            Page
                                                                            ----
Business...................................................................  30
Management.................................................................  43
Certain Transactions.......................................................  54
Principal and Selling Stockholders.........................................  56
Description of Capital Stock...............................................  60
Underwriters...............................................................  62
Legal Matters..............................................................  64
Experts....................................................................  64
Additional Information.....................................................  65
Index to Financial Statements.............................................. F-1

                               ----------------

  You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

                               PROSPECTUS SUMMARY

  You should read this summary together with the more detailed information regarding Digital Insight and the common stock being sold in this offering and the financial statements and related notes appearing elsewhere in this prospectus. All names and trademarks of third parties appearing in this prospectus are the property of their respective holders.

  We are the leading provider of Internet banking services to banks, credit unions, and savings and loans, based on the number of financial institutions and Internet banking end users we serve. We offer these financial institutions cost-effective outsourced solutions, branded in their name, which include Internet banking for their retail and commercial customers, a target marketing program and data mining service to enable them to effectively sell additional financial services to end users, and customized e-commerce portal web site design and implementation services. We provide our solutions to our customers over the Internet, from facilities hosted by us, which requires minimal software installation at the customer site. This means of providing services is commonly referred to as the application service provider, or ASP, model. As of March 31, 2000, we had contracted with over 880 financial institution customers. These customers had over 18.5 million potential end users. As of June 30, 2000, over 1 million end users were actively using our Internet banking application.

  We provide financial institutions with comprehensive Internet solutions that can be installed rapidly with a high degree of customization. Our solutions are designed to be readily expandable, or scalable, as the number of users grows. Our solutions also offer high levels of up-time availability and system redundancy. We work closely with leading data processing vendors so that our financial institution customers can leverage their investments in existing data processing systems by fully integrating them with an Internet solution.

  We earn revenues from implementation fees that our financial institution customers pay us for establishing their Internet banking services, and recurring service fees based on end user adoption and usage, as well as web site hosting and maintenance and other monthly services. During the year ended December 31, 1999, and the three months ended March 31, 2000, approximately 64.4% and 70.5% of our revenues came from recurring fees.

  We intend to leverage our leading market position to continue to increase the number of financial institutions using our products and services, and to increase the adoption of our solution by end users within those institutions. We are also continuing to develop interfaces with data processing vendors in order to serve as many financial institutions as possible. Finally, by broadening our product and service offerings, we intend to create the potential for new e-commerce revenues for Digital Insight and our customers.

  We were incorporated in Delaware on March 18, 1997, and are the successor to Digital Insight LLC, a Minnesota limited liability company established in 1995. In February 2000, we completed our merger with nFront, Inc., which was accounted for as a pooling of interests. Accordingly, our financial statements for all prior periods have been restated to give effect to this merger. Our principal executive offices are located at 26025 Mureau Road, Calabasas, California 91302, and our telephone number is (818) 871-0000.

Recent Developments

  On March 30, 2000, we entered into a definitive agreement to acquire all of the outstanding stock of AnyTime Access, Inc., a company based in Sacramento, California that provides solutions that allow credit unions, banks and other financial institutions to outsource certain customer communication and other administrative functions associated with consumer loan originations. Upon the closing of the transaction, we will issue approximately 2.1 million shares of our common stock and shares underlying options and warrants to purchase common stock in exchange for all of the outstanding shares, options and warrants of AnyTime Access. The acquisition is to be accounted for using the purchase method of accounting and will be consummated upon receipt of necessary regulatory and shareholder approvals, which are anticipated to be obtained in the third quarter of 2000.

  On June 21, 2000, we completed our acquisition of 1View Network Corporation, a company based in San Francisco, California that provides electronic information aggregation and electronic bill presentment and payment solutions for the financial services market. In the acquisition, we paid $5 million in cash and issued 1.1 million shares of our common stock and shares underlying options to purchase common stock in exchange for all of the outstanding shares and options of 1View Network. The acquisition is to be accounted for using the purchase method of accounting. If 1View Network does not meet certain performance objectives by September 30, 2000, the former majority shareholder of 1View Network has agreed to return to us $3 million in cash and 178,112 shares of our common stock.

                                  THE OFFERING

Common stock offered by Digital Insight.........  2,150,000 shares
Common stock offered by the selling
 stockholders...................................  1,850,000 shares
Common stock to be outstanding after this
 offering....................................... 26,689,003 shares
Use of proceeds................................. For general corporate purposes, including working capital, capital
                                                 expenditures and possible acquisitions.
                                                 See "Use of Proceeds."
Nasdaq National Market symbol................... DGIN

  The foregoing information is based upon shares outstanding as of June 30, 2000 and excludes:

  . 3,597,542 shares of common stock subject to outstanding options, at a weighted average exercise price of $24.61 per share;

  . 35,000 shares of common stock subject to an outstanding warrant, at an exercise price of $40.5625 per share;

  . 649,154 shares of common stock that have been set aside for future stock options;

  . 260,375 shares of common stock that have been set aside for our employee stock purchase plan; and

  . 2,126,759 shares of common stock that have been set aside for the AnyTime Access acquisition.

  In addition, unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters' over-allotment option.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (in thousands, except per share data)

                           Period from                                                                 Pro Forma
                          July 17, 1995                                                        -------------------------
                           (Inception)                                        Three Months                  Three Months
                             through        Year Ended December 31,         Ended March 31,     Year Ended     Ended
                          December 31,  ----------------------------------  -----------------  December 31,  March 31,
                              1995       1996    1997     1998      1999     1999      2000        1999         2000
                          ------------- ------  -------  -------  --------  -------  --------  ------------ ------------
Consolidated Statement of Operations Data:
Revenues................      $  88     $2,412  $ 5,054  $13,195  $ 26,245  $ 4,175  $ 10,419    $ 37,605     $ 14,053
Gross profit............        (54)     1,179    2,313    5,389    10,641    1,471     4,330      13,446        5,579
Loss from operations....       (315)      (672)  (3,086)  (8,030)  (19,459)  (2,699)  (21,391)    (71,486)     (34,391)
Net loss................       (315)      (663)  (2,975)  (7,748)  (18,018)  (2,655)  (20,396)    (70,193)     (33,390)
Net loss attributable
 to common
 stockholders...........      $(315)    $ (663) $(3,011) $(8,021) $(18,154) $(2,723) $(20,396)   $(70,329)    $(33,390)
Basic and diluted net
 loss per share.........      $(.06)    $ (.08) $  (.31) $  (.80) $  (1.26) $ (.26)  $   (.89)
Shares used to compute
 basic and diluted net
 loss per share.........      5,000      7,941    9,651   10,055    14,389   10,347    22,803
Pro forma basic and
 diluted net loss per
 share..................                                                                         $  (3.38)    $  (1.31)
Shares used in computing
 pro forma basic and
 diluted net loss
 per share..............                                                                           20,833       25,420

                                                     As of March 31, 2000
                                                 -----------------------------
                                                                    Pro Forma
                                                 Actual  Pro Forma As Adjusted
                                                 ------- --------- -----------
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term
 investments ................................... $57,467 $ 56,063   $117,925
Working capital.................................  51,228   45,193    107,055
Total assets....................................  84,708  237,488    299,350
Total liabilities...............................  18,557   28,660     28,660
Total stockholders' equity .....................  66,151  208,828    270,690

  For the three months ended March 31, 2000, our actual and pro forma net loss included $12.7 million of expenses related to our merger with nFront.

  The pro forma selected financial data above reflect our acquisition of 1View Network in June 2000 and our pending acquisition of AnyTime Access. The pro forma basic and diluted share calculations above reflect the conversion of the outstanding shares of preferred stock of Digital Insight and nFront into approximately 3.8 million shares of common stock in connection with their respective initial public offerings as if the conversions occurred at the date of original issuance of the preferred stock.

  The pro forma as adjusted selected financial data above reflect our sale of 2,150,000 shares of common stock in this offering at an assumed public offering price of $30.63 per share and the application of the net proceeds, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, as described in "Use of Proceeds."

                                 RISK FACTORS

  This offering and an investment in our common stock involve a high degree of risk. You should carefully consider the following risk factors and the other information in this prospectus before investing in our common stock. Our business and results of operations could be seriously harmed by any of the following risks. The trading price of our common stock could decline due to any of these risks, and you may lose part or all of your investment.

   We have a limited operating history in an early-stage market and, as a result, our business strategy may not prove to be successful.

  We began operations in July 1995. Accordingly, we have a limited operating history, and our business and prospects must be considered in light of the early-stage, rapidly evolving and uncertain Internet banking market in which we operate. As a result:

  . fluctuations in our operating results may be significant relative to our revenues;

  . financial institutions may not widely adopt Internet banking in general or our solution in particular;

  . the Internet and the systems and networks of third parties may not operate efficiently; and

  . competition and rapid technological change in the industry could adversely affect market acceptance of our products and services.

  As a result, our business strategy may not prove to be successful.

   We have a history of losses, expect future losses and cannot assure you that we will achieve profitability.

  Although our revenues have increased in every quarter since 1996, we have not achieved profitability and cannot be certain that we will realize sufficient revenues to achieve profitability. We incurred net losses of $663,000 in the year ended December 31, 1996, $3.0 million in the year ended December 31, 1997, $7.7 million in the year ended December 31, 1998, $18.0 million in the year ended December 31, 1999 and $20.4 million for the three months ended March 31, 2000, including $12.7 million of merger-related expenses. As of March 31, 2000, we had an accumulated deficit of $47.5 million. We plan to increase our operating expenses to expand our sales and marketing operations, broaden our customer support capabilities and continue to build our operational infrastructure. If growth in our revenues does not outpace the increase in these expenses, we may not achieve or sustain profitability.

   The expected fluctuations of our operating results could cause our stock price to fluctuate.

  We expect that our operating results may fluctuate significantly in the future based upon a number of factors, many of which are not within our control. We base our operating expenses on anticipated revenue growth and our operating expenses are relatively fixed in the short term. The implementation and utilization of our products involves a commitment of resources and recurring expense by our customers and us. Among other things, we generally provide a significant level of education to prospective customers regarding the use and benefits of our products. We may expend substantial funds and management resources during the sales cycle and fail to make the sale. Accordingly, our results of operations for a particular period may be adversely affected if the sales forecasted for that period are delayed or do not occur. As a result, if our revenues are lower than we expect in some future period, our operating results may be below the expectations of market analysts or investors. If this occurs, the price of our common stock would likely decrease.

  Our operating results may also fluctuate in the future due to a variety of other factors, including:

  . the overall level of demand for Internet banking services by consumers and businesses and the demand for our products, product enhancements and services in particular;

  . spending patterns and budgetary resources of financial institutions and their end user customers;

  . technical difficulties, system downtime, system failures or reductions in service levels;

  . the timing of upgrades to our computer hardware infrastructure;

  . increases in operating costs beyond anticipated levels;

  . the timing of customer product implementations or our failure to timely complete scheduled product implementations; and

  . governmental actions affecting Internet operations or content.

   We may not achieve the benefits we expected from our recent acquisitions, which may have a material adverse effect on our business, financial condition and operating results.

  We completed our acquisition of nFront, Inc. on February 10, 2000 and our acquisition of 1View Network on June 21, 2000. We must overcome significant challenges in order to realize the benefits and synergies from the acquisitions, including the timely, efficient and successful execution of a number of post-merger events. Key events include:

  . integrating the operations of the acquired companies into Digital
    Insight;

  . retaining and assimilating the key personnel of each company;

  . offering the existing services of each company to the combined company's customers;

  . retaining the existing customers and strategic partners of each company;

  . developing new services that utilize the assets of the acquired companies; and

  . maintaining uniform standards, controls, procedures and policies.

  The successful execution of these post-merger events involves considerable risk and we may not be successful in executing them. These risks include:

  . the potential disruption of our ongoing business and distraction of our management;

  . the difficulty of incorporating acquired technology and rights into our products and services;

  . unanticipated expenses related to technology integration;

  . the impairment of relationships with employees and customers as a result of any integration of new management personnel; and

  . potential unknown liabilities associated with the acquired businesses.

  We may not succeed in addressing these risks or any other problems encountered during the integration process.

   We currently rely on two independent data centers to provide our Internet banking products and services; any failure in either data center could cause us to lose customers.

  In the event of a failure or interruption in our systems, our reputation could be materially adversely harmed and we could lose many of our current and potential customers. All of our communications and network equipment is currently located at our corporate headquarters in Calabasas, California and at our regional data center in Norcross, Georgia. We plan to integrate these two data centers to provide system redundancy and emergency backup capability. We are also building a third data center in Westlake Village, California, to which we plan to relocate our Calabasas data center, and a fourth data center in Norcross, Georgia, to which we plan to relocate our existing Norcross data center. Pending the full buildout of our redundant data centers in Westlake Village and Norcross, which is expected to occur in the fourth quarter of 2000, we have contracted to establish functional backup and failover capabilities for our Internet banking applications with an outside data center provider in Herndon, Virginia for the Calabasas facility and another data center in Sterling, Virginia for the

Norcross facility. Once integrated, our Calabasas and Norcross facilities will host all of our communications and network equipment. We cannot assure that the Calabasas and Norcross data centers will become fully integrated as scheduled or that, when fully integrated, these data centers will provide system redundancy and failover backup as expected. In addition, we may experience problems during this integration that could cause system failures and decreased levels of service.

  We do not currently have sufficient backup facilities to provide full Internet services if either the Calabasas facility or the Norcross facility is not functioning. A natural disaster, such as a fire, an earthquake or a flood, at either of our facilities could result in failures or interruptions in providing our Internet banking products and services to our customers. In addition, our systems are vulnerable to operational failures, power loss, telecommunications failure and similar events. For example, in April 1999, a failure of a router in one of our data centers caused an outage of approximately six hours while the problem was corrected. We have also contracted to provide a certain level of service to our customers, and a failure or interruption of our system has in the past caused and in the future could cause us to refund fees to some of our customers to compensate for decreased levels of service. Even with the integration of our two facilities and the installation of the third-party data centers, we could experience a failure or interruption in our systems, which could lead to delays, loss of data or the inability to provide our services to our customers.

   We are dependent on the widespread adoption of Internet banking by financial institutions, which have historically been slow to do so.

  We expect that we will continue to depend on Internet banking products and services for substantially all of our revenues in the foreseeable future. However, the market for Internet banking has only recently begun to develop. To date, Internet banking has developed slowly within financial institutions, and purchasing decisions for Internet banking products are often delayed due to uncertainties relating to cost, return on investment and customer acceptance. In particular, some smaller financial institutions have been slower to adopt Internet banking than larger banks. We cannot predict the size of the market for Internet banking among financial institutions, the rate at which that market will grow, or whether there will be widespread end user acceptance of Internet banking products and services such as ours.

  We also depend on our financial institution customers to market and promote our products to their end user customers. Neither we nor our financial institution customers may be successful in marketing our current or future Internet banking products and services. Moreover, financial institutions generally agree to use our products and services pursuant to contracts with durations that range from one to five years. Upon expiration, these contracts may be discontinued. Unless our Internet banking products and services are successfully deployed and marketed by a large number of financial institutions and achieve widespread market acceptance by their end user customers for a significant period of time, we will not be able to achieve our business objectives and increase our revenues.

   We depend on the efficient operation of the Internet, other networks and systems of third parties; if they do not operate efficiently, we will not be able to effectively provide our products and services.

  We depend on the efficient operation of network connections from our customer financial institutions and their data processing vendors to our systems. Further, portions of our revenue are dependent on continued usage by end users of Internet banking services and their connections to the Internet. Each of these connections, in turn, depends on the efficient operation of web browsers, Internet service providers and Internet backbone service providers, all of which have had periodic operational problems or have experienced outages. In addition, the majority of our services depend on real time connections to the systems of financial institutions and data processing vendors. Any operational problems or outages in these systems would cause us to be unable to provide a real time connection to these systems and we would be unable to process transactions for end users, resulting in decreased revenues. In addition, any system delays, failures or loss of data, whatever the cause, could reduce customer satisfaction with our products and services and harm our sales.

   We depend on cooperation from data processing vendors for financial institutions, some of whom have resisted efforts in the past to allow the integration of our products and services with their systems.

  Our products involve integration with products and systems developed by data processing vendors that serve financial institutions. If any of our products fail to be supported by our customers' data processing vendors, we would have to redesign our products to suit these customers. We cannot assure that any redesign could be accomplished in a cost-effective or timely manner. We rely on these vendors to jointly develop technology with us and to disclose source code specifications to enable our products to integrate effectively with their products and systems. In the past, some vendors have resisted integrating our products or have caused delays or other disruptions in the implementation process. Several of these data processing vendors offer or are planning to offer Internet banking products and services that are directly competitive with our products and services and have resisted efforts to allow us to integrate our products and services with their systems in the past. In addition, our customers' data processing vendors may develop new products and systems that are incompatible with our products. Our failure to integrate our products effectively with our customers' data processing vendors could result in higher implementation costs or the loss of potential customers.

   Competition from third parties could reduce or eliminate demand or result in lower prices for our products and services.

  The market for Internet banking services is highly competitive, and we expect that competition will intensify in the future. We may not be able to compete successfully against our current or future competitors and, accordingly, we cannot be certain that we will be able to expand the number of our customers and end users, retain our current customers or third-party service providers or maintain our current pricing levels for our products and services. We face competition from three main areas: other companies with Internet banking offerings, vendors of data processing services to financial institutions, and smaller, local online service outsourcing companies. Many of our current and potential competitors have longer operating histories and may be in a better position to produce and market their services due to their greater financial, technical, marketing and other resources, as well as their significantly greater name recognition and larger installed bases of customers. In addition, many of our competitors have well-established relationships with our current and potential financial institution customers and data processing vendors and have extensive knowledge of our industry.

   Security breaches could damage our reputation and business.

  Our networks may be vulnerable to unauthorized access, computer viruses and other disruptive problems. We transmit confidential financial information in providing our services. Users of Internet banking and other electronic commerce services are concerned about the security of transmissions over public networks. Therefore, it is critical that our facilities and infrastructure remain secure and be perceived by the marketplace as secure. A material security breach affecting us could damage our reputation, deter financial institutions from purchasing our products, deter their customers from using our products, or result in liability to us. Further, any material security breach affecting our competitors could affect the marketplace's perception of Internet banking in general and have the same effects.

  Concerns over security and the privacy of end users may inhibit the growth of the Internet and other online services generally, especially as a means of conducting commercial transactions. Any well-publicized compromise of security could deter people from using the Internet or using it to conduct transactions that involve transmitting confidential information. We may need to expend significant capital or other resources to protect against the threat of security breaches or to alleviate problems caused by breaches. Although we intend to continue to implement state-of-the-art security measures, persons may be able to circumvent the measures that we implement in the future. Eliminating computer viruses and alleviating other security problems may result in interruptions, delays or cessation of service to users accessing web sites that deliver our services, any of which could harm our business.

   Our failure to respond to rapid change in the market for Internet banking could cause us to lose revenue and harm our business.

  The market for Internet banking services is new and unproven and is subject to rapid change. Our success will depend substantially upon our ability to enhance our existing products and to develop and introduce, on a timely and cost-effective basis, new products and features that meet changing financial institution and end user requirements and incorporate technological advancements. If we are unable to develop new products and enhanced functionalities or technologies to adapt to these changes or if we cannot offset a decline in revenues of existing products by sales of new products, our business would suffer. In addition, our product development process involves a number of risks. Developing technologically advanced products is a complex and uncertain process requiring innovation as well as the accurate anticipation of technology and market trends. We budget our research and development expenditures based on planned product introductions and enhancements. If we fail to timely and cost-effectively develop new products that respond to new technologies and the needs of the Internet banking services market, we will lose revenue and our business will suffer.

   Newly introduced products may contain undetected or unresolved defects.

  Any new or enhanced products we introduce may contain undetected or unresolved software or hardware defects when they are first introduced or as new versions are released. In the past, we have discovered errors in our products and it is possible that design defects will occur in new products. These defects could result in a loss of sales and additional costs as well as damage to our reputation and the loss of relationships with our customers.

   The demand for our products and services could be negatively affected by reduced growth of commerce over the Internet or delays in the development of the Internet infrastructure.

  Our future success depends heavily on the Internet being accepted and widely used for commerce. If Internet commerce does not continue to grow or grows more slowly than expected, our business would suffer. There are a number of reasons that consumers and businesses may reject the Internet as a viable commercial medium in general, or as a suitable vehicle for banking transactions in particular. These reasons include potentially inadequate network infrastructure, security concerns, slow development of enabling technologies, reliability and quality problems, and issues relating to ease and cost of access. In particular, the Internet infrastructure may not be able to support the demands placed on it by increased Internet usage and data transmission capacity requirements. In addition, delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity, or increased government regulation could cause the Internet to lose its viability as a commercial medium. Even if the required infrastructure, standards, protocols or complementary products, services or facilities are developed, we may incur substantial expenses adapting our solutions to changing or emerging technologies.

   We could be subject to potential liability claims related to use of our products and services.

  Financial institutions use our products and services to provide Internet banking services to their customers. Any errors, defects or other performance problems in our products and services could result in financial or other damages to these financial institutions for which we are liable. A product liability claim brought against us, even if not successful, would likely be time consuming, result in costly litigation and could seriously harm our business. Although our contracts typically contain provisions designed to limit our exposure to liability claims, existing or future laws or unfavorable judicial decisions could negate these limitation of liability provisions. Moreover, we may be liable for transactions executed using Internet services based on our products and services even if the errors, defects or other problems are unrelated to our products and services.

   We are currently experiencing a period of significant growth that is placing a strain on our resources.

  We have recently experienced significant growth, including expansion in the number of our employees from 132 as of June 30, 1999 to 376 as of June 30, 2000, and we anticipate that additional expansion may be required in order to continue our growth. This growth places a significant demand on our management and operational resources. Our management, personnel, systems, procedures, controls and customer service may be inadequate to support our existing and future operations. We continue to invest heavily in our technological infrastructure and to build and scale our systems in order to meet the demands of our growing customer base.

   Our stock price is volatile.

  The market price of our common stock has fluctuated significantly in the past and in the future could fluctuate in response to the following particular factors:

  . actual or anticipated variations in operating results;

  . announcements by us or our competitors of new products, significant contracts, acquisitions, or relationships;

  . additions or departures of key personnel;

  . changes in estimates or ratings of securities analysts;

  . future equity or debt offerings or our announcements of these offerings;
    and

  . economic well-being of financial institutions.

  In addition, in recent years, the stock market in general, and the Nasdaq National Market and the securities of technology companies in particular, have experienced extreme price and volume fluctuations. These fluctuations have often been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may materially adversely affect our stock price, regardless of our operating results.

   Government regulation of our business could cause it to incur significant expenses, and failure to comply with certain regulations, if adopted, could make our business less efficient or impossible.

  The financial services industry is subject to extensive and complex federal and state regulation. Financial institutions such as commercial banks, savings and loans and credit unions operate under high levels of governmental supervision. Our customers must ensure that our services and related products work within the extensive and evolving regulatory requirements applicable to them. We do not represent that our systems comply with such regulations.

  Neither federal depository institution regulators nor other regulators of financial services require us to obtain any licenses. We are subject to examination by federal depository institution regulators under the Bank Service Company Act, the Examination Parity and Year 2000 Readiness for Financial Institutions Act and the Gramm Leach Bliley Act of 1999. These regulators have broad supervisory authority to remedy any shortcomings identified in any such examination.

  Except as noted above, our business is not subject to federal and state regulations applicable particularly to financial institutions. However, federal, state or foreign authorities could adopt laws, rules or regulations relating to the financial services industry that affect our business, such as by requiring us or our customers to comply with data, record keeping and processing and other requirements. It is possible that laws and regulations may be enacted with respect to the Internet, covering issues such as end user privacy, pricing, content, characteristics, taxation and quality of services and products. Existing regulations may be modified. If enacted or deemed applicable to us, these laws, rules or regulations could be imposed on our activities or our business, thereby rendering our business or operations more costly, burdensome, less efficient or impossible and requiring us to modify our current or future products or services.

   Failure to attract and retain experienced personnel and senior management could harm our ability to grow.

  We believe that our future success will depend in large part upon our continued ability to identify, hire, retain and motivate highly skilled employees, who are in great demand. In particular, we believe that we must expand our research and development, marketing, sales and customer support capabilities in order to effectively serve the evolving needs of our present and future customers. Competition for these employees, particularly research and development personnel, is intense and we may not be able to hire additional qualified personnel in a timely manner and on reasonable terms. In addition, our success depends on the continuing contributions of our senior management and technical personnel, all of whom would be difficult to replace. The loss of any one of them could adversely affect our ability to execute our business strategy.

   Our limited ability to protect our proprietary technology may adversely affect our ability to compete, and we may be found to infringe proprietary rights of others, which could harm our business.

  Our future success and ability to compete depend in part upon our proprietary technology. None of our technology is currently patented. Instead, we rely on a combination of contractual rights and copyright, trademark and trade secret laws to establish and protect our proprietary technology. We generally enter into confidentiality agreements with our employees, consultants, resellers, customers and potential customers. We also limit access to and distribution of our source code, and further limit the disclosure and use of other proprietary information. We cannot assure that the steps taken by us in this regard will be adequate to prevent misappropriation of our technology or that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain or use our products or technology. Monitoring unauthorized use of our products is difficult, and while we are unable to determine the extent to which piracy of our software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States.

  We are also subject to the risk of claims and litigation alleging infringement of the intellectual property rights of others. Third parties may assert infringement claims in the future with respect to our current or future products. Any assertion, regardless of its merit, could require us to pay damages or settlement amounts and could require us to develop non-infringing technology or pay for a license for the technology that is the subject of the asserted infringement. Any litigation or potential litigation could result in product delays, increased costs or both. In addition, the cost of litigation and the resulting distraction of our management resources could adversely affect our operating results. We also cannot assure that any licenses for technology necessary for our business will be available or that, if available, these licenses can be obtained on commercially reasonable terms.

   Consolidation of the banking and financial services industry could cause our sales to fall.

  Consolidation of the banking and financial services industry could result in a smaller market for our products and services. A variety of factors could cause our customers to reassess their purchase or potential purchase of our products and could result in termination of services by existing customers. After consolidation, banks and other financial institutions may experience a realignment of management responsibilities and a reexamination of strategic and purchasing decisions. We may lose relationships with key constituencies within our customer's organization due to budget cuts, layoffs, or other disruptions following a consolidation. In addition, consolidation may result in a change in the technological infrastructure of the combined entity. Our products and services may not integrate with this new technological infrastructure. The acquiring institution may also have its own in-house system or outsource to competitors. For example, in May 1999, we lost Home Savings of America as a customer after it was acquired by Washington Mutual, which decided to integrate Home Savings' end users into its existing home banking system.

   Future sales of our shares could affect the stock price.

  The market price of our common stock could fall significantly if stockholders sell large amounts of stock in the public market. These sales, or the possibility that these sales may occur, could affect the market price of our common stock and could make it more difficult for us to sell equity or equity-related securities in the future. As of June 30, 2000, there were 24,539,003 shares of our common stock outstanding. Of these, 10,105,874 shares are freely tradable. The remaining 14,433,129 shares are limited by restrictions under the securities laws, "lock-up" agreements with certain former stockholders of 1View Network and 90-day "lock-up" agreements with the underwriters. Of these remaining shares, 14,250,017 will become eligible for sale in the public market as follows:

     First Eligible Sale Date                                           Number
     ------------------------                                           ------
     90 days after the date of this prospectus....................... 13,737,117
     December 18, 2000...............................................    108,047
     March 21, 2001..................................................    324,142
     June 21, 2001...................................................     80,711

  An additional 178,112 shares are being held in escrow and will be returned to us if 1View Network does not meet certain performance objectives by September 30, 2000. As of June 30, 2000, the holders of an aggregate of 14,661,266 shares of common stock were entitled to rights with respect to the registration of shares under the Securities Act. Approximately 11,511,638 shares held by our affiliates are subject to certain conditions and restrictions under federal securities laws, including satisfying applicable holding periods and complying with limitations on the volume of sales.

  As of June 30, 2000, options to purchase 3,597,542 shares of common stock were outstanding, 649,154 shares of common stock were available for future grant pursuant to our stock plans, a warrant to purchase 35,000 shares of common stock was outstanding, and 260,375 shares of common stock were available for purchase under our employee stock purchase plan. Our 1999 Stock Plan is subject to annual increases on March 1 of each year, equal to the lesser of 750,000 shares, 5% of our shares outstanding on that date, or a lesser amount determined by the board of directors. We have registered the shares of common stock underlying outstanding options and those reserved for issuance under our stock option plans and under our employee stock purchase plans. Accordingly, shares underlying vested options and stock purchase rights will be eligible for resale upon their exercise.

  Morgan Stanley & Co. Incorporated may, in its sole discretion and at any time without prior notice, release all or any portion of the common stock subject to lock-up agreements with the underwriters.

   Potential acquisitions involve risks.

  We may acquire complementary technologies or businesses in the future. Due to consolidation trends within the Internet banking services industry, failure to adopt and successfully implement a long-term acquisition strategy could damage our competitive position. We closed the previously announced acquisition of 1View Network on June 21, 2000 and expect to close the previously announced acquisition of AnyTime Access in the third quarter of 2000. Future acquisitions may involve large one-time write-offs and amortization expenses related to goodwill and other intangible assets. Any of these factors could adversely affect our operating results or stock price. Acquisitions involve numerous risks, including:

  . difficulties in assimilating the operations, products, technology, information systems and personnel of the acquired company with our operations;

  . diverting our management's attention from other business concerns;

  . impairing relationships with our employees, affiliates, strategic marketing alliances and content providers;

  . the inability to maintain uniform standards, controls, procedures and policies;

  . entering markets in which we have no direct prior experience; and

  . losing key employees of the acquired company.

  Some or all of these risks could result in a material adverse effect on our business, financial condition and operating results. In addition, we cannot assure you that we will be able to close the AnyTime Access acquisition as planned or at all, or identify other suitable acquisition candidates that are available for sale at reasonable prices. We may elect to finance future acquisitions using some or all of the proceeds from this offering. We may also elect to finance future acquisitions with debt financing, which would increase our debt service requirements, or through the issuance of additional common or preferred stock, which could result in dilution to our stockholders. We cannot assure you that we will be able to arrange adequate financing, if required, for any acquisitions on acceptable terms.

   Our charter and bylaws and Delaware law contain provisions which could discourage a takeover.

  Provisions of our charter and bylaws may make it more difficult for a third party to acquire, or may discourage a third party from attempting to acquire, control of us, even if doing so would be beneficial to our stockholders. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

  . division of the board of directors into three separate classes;

  . elimination of cumulative voting in the election of directors;

  . prohibitions on our stockholders from acting by written consent and calling special meetings;

  . procedures for advance notification of stockholder nominations and proposals; and

  . the ability of the board of directors to alter our bylaws without stockholder approval.

  In addition, our board of directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The issuance of preferred stock, while providing flexibility in connection with possible financings or acquisitions or other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock.

  We are also subject to Section 203 of the Delaware General Corporation Law which, subject to exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that this stockholder became an interested stockholder. The preceding provisions of our charter and bylaws, as well as
Section 203 of the Delaware General Corporation Law, could discourage potential acquisition proposals, delay or prevent a change of control and prevent changes in our management.

   Members of management and our board of directors, and their affiliates, control 34.0% of our common stock.

  As of June 30, 2000, members of our executive management team and our board of directors and their affiliates controlled approximately 34.0% of our common stock. As a result, these management members and directors will be able to significantly influence matters requiring stockholder approval. Moreover, this concentration of ownership could have the effect of delaying or preventing a change in control.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

  This prospectus contains forward-looking statements that involve risks and uncertainties. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "anticipate," "intend," "plan," "believe," "estimate," "potential," or "continue," the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially from any forward-looking statement. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors."

  Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations. Before you invest in our common stock, you should be aware that the occurrence of the events described under "Risk Factors" and elsewhere in this prospectus could have a material adverse effect on our business, operating results and financial condition.

                                USE OF PROCEEDS

  We estimate that our net proceeds from the sale of the 2,150,000 shares of common stock we are offering will be approximately $61.9 million, at an assumed public offering price of $30.63 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses. If the underwriters' over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $75.4 million. We expect to use the net proceeds from this offering for general corporate purposes, including working capital and capital expenditures, although we have no specific plans for the proceeds of the offering. A portion of the proceeds may also be used to acquire or invest in complementary businesses or products, or to obtain the right to use complementary technologies, although there are no current plans, negotiations or discussions for any of these transactions. Pending use of the net proceeds for the above purposes, we intend to invest these funds in short-term, interest-bearing, investment grade obligations.

  We will not receive any of the proceeds from the sale of shares by the selling stockholders.

                          PRICE RANGE OF COMMON STOCK

  Our common stock is traded on the Nasdaq National Market under the symbol "DGIN." Our common stock began trading on the Nasdaq National Market on October 1, 1999. The following table sets forth the range of high and low closing sale prices reported on the Nasdaq National Market for our common stock for the period indicated.

                                                             Common Stock Price
                                                            --------------------
Fiscal Period                                                  High      Low
-------------                                               ---------- ---------
Year Ended December 31, 1999
  Fourth Quarter........................................... $50 7/8    $27 7/8
Year Ended December 31, 2000
  First Quarter............................................  83 7/8     33 7/16
  Second Quarter...........................................  46 15/16   29 7/8
  Third Quarter (through July 10, 2000)....................  32 5/16    30 5/8

  As of June 30, 2000, there were 127 holders of record of our common stock. On July 10, 2000, the reported last sale price of our common stock on the Nasdaq National Market was $30 5/8 per share.

                                DIVIDEND POLICY

  We have never declared or paid any cash dividends on our common stock or other securities. We currently anticipate that we will retain all of our future earnings for use in the expansion and operation of our business and do not anticipate paying any cash dividends in the foreseeable future.

                                CAPITALIZATION

  The following table sets forth our capitalization as of March 31, 2000:

  .  on an actual basis;

  . on a pro forma basis to give effect to our acquisition of 1View Network in June 2000 for $5 million in cash and 807,425 shares of our common stock, including 178,112 shares of our common stock held in escrow, and our pending acquisition of AnyTime Access for 1,987,557 shares of our common stock; and

  . on a pro forma, as adjusted basis to reflect our receipt of the estimated net proceeds from our sale of 2,150,000 shares of common stock in this offering, at an assumed public offering price of $30.63 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

  The following table does not include:

  . 3,252,143 shares of common stock subject to outstanding options as of March 31, 2000;

  . 1,248,727 shares of common stock that had been set aside for future stock option grants as of March 31, 2000;

  . 22,222 shares of common stock subject to an outstanding warrant as of March 31, 2000;

  . 300,000 shares of common stock that had been set aside for our employee stock purchase plan; or

  . 431,761 shares of common stock that have been set aside for options and warrants in connection with our acquisitions of AnyTime Access and 1View Network.

  This information should be read in conjunction with our financial statements and related notes thereto included elsewhere in this prospectus.

                                                     As of March 31, 2000
                                                --------------------------------
                                                                      Pro Forma
                                                 Actual   Pro Forma  As Adjusted
                                                --------  ---------  -----------
                                                        (in thousands)
Cash, cash equivalents and short-term
 investments................................... $ 57,467  $ 56,063    $117,925
                                                ========  ========    ========
Long-term portion of capital lease obligation
 and long-term debt............................      998     1,039       1,039
                                                --------  --------    --------
Stockholders' equity:
  Preferred stock, $.001 par value, 5,000,000
   shares authorized, no shares issued and
   outstanding and as adjusted.................      --        --          --
  Common stock, $.001 par value, 100,000,000
   shares authorized; 23,069,437 shares issued
   and outstanding-actual; 25,864,419 shares
   issued and outstanding-pro forma; and
   28,014,419 shares outstanding-pro forma as
   adjusted....................................       23        26          28
  Additional paid-in capital...................  116,808   268,223     330,083
  Notes receivable from stockholders...........     (219)     (219)       (219)
  Deferred stock-based compensation............   (2,950)  (11,691)    (11,691)
  Accumulated deficit..........................  (47,511)  (47,511)    (47,511)
                                                --------  --------    --------
    Total stockholders' equity.................   66,151   208,828     270,690
                                                --------  --------    --------
      Total capitalization..................... $ 67,149  $209,867    $271,729
                                                ========  ========    ========

                                   DILUTION

  Our pro forma net tangible book value as of March 31, 2000 was approximately $63.9 million or $2.47 per share of common stock. Pro forma net tangible book value per share represents the amount of our total pro forma tangible assets reduced by the amount of our pro forma total liabilities, divided by the pro forma number of outstanding shares of common stock, in each case giving effect to our acquisition of 1View Network in June 2000 for $5 million in cash and 807,425 shares of our common stock, including 178,112 shares held in escrow, and our pending acquisition of AnyTime Access for 1,987,557 shares of our common stock. After giving effect to our sale of 2,150,000 shares of common stock in this offering, at an assumed public offering price of $30.63 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value as of March 31, 2000 would have been $125.8 million or $4.49 per share. This represents an immediate increase in pro forma net tangible book value of $2.02 per share to existing stockholders and an immediate dilution of $26.14 per share to investors purchasing shares in this offering. Dilution is determined by subtracting pro forma net tangible book value per share after the offering from the offering price per share. The following table illustrates this per share dilution:

Assumed public offering price per share...........................       $30.63
  Pro forma net tangible book value per share as of March 31,
   2000........................................................... $2.47
  Increase in pro forma net tangible book value per share
   attributable to new investors..................................  2.02
                                                                   -----
Pro forma net tangible book value per share after this offering...         4.49
                                                                         ------
Dilution per share to new investors...............................       $26.14
                                                                         ======

  We had the following options and warrant outstanding as of March 31, 2000:

  . 3,252,143 shares subject to outstanding options at a weighted average exercise price of $19.05 per share; and

  . 22,222 shares of common stock issuable upon exercise of an outstanding warrant at an exercise price of $2.70 per share.

  To the extent that outstanding options or the warrant are exercised, new warrants are issued, new options or rights are issued under our stock plans, or we issue additional shares of common stock in the future, new investors will experience further dilution.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and related notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this prospectus. The selected consolidated statement of operations data for the years ended December 31, 1997, 1998 and 1999 and the selected consolidated balance sheet data as of December 31, 1998 and 1999 have been derived from our audited consolidated financial statements and the notes thereto included elsewhere in this prospectus. The selected consolidated statement of operations data for the year ended December 31, 1996 and the selected consolidated balance sheet data as of December 31, 1996 have been derived from our audited consolidated financial statements not included herein. The selected consolidated statement of operations data for the period from July 17, 1995 (inception) to December 31, 1995 and for the three-month periods ended March 31, 1999 and 2000 have not been audited. In the opinion of management, such unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements referred to above and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of consolidated results of operations for the indicated periods. Consolidated results of operations for the three months ended March 31, 2000 are not necessarily indicative of the results that may be expected for the full fiscal year.

  The actual selected consolidated financial data are derived from consolidated financial statements that give effect to our merger with nFront in February 2000. The merger was accounted for as a pooling of interests, and accordingly all prior periods have been restated to combine the results of Digital Insight and nFront. nFront's historical year end was June 30, and as such the restated consolidated financial statements as of December 31, 1998 and for the years ended December 31, 1997 and 1998 combine the Digital Insight historical financial statements for each of these periods with the historical financial statements of nFront as of June 30, 1999 and for the years ended June 30, 1998 and 1999. The consolidated financial statements as of December 31, 1999 and for the year then ended and for the three months ended March 31, 1999 are presented on a conformed period basis. No adjustments have been necessary to conform accounting policies of the entities. There were no intercompany transactions requiring elimination in any period presented.

  The pro forma selected consolidated financial data are derived from pro forma condensed consolidated financial information that reflects our acquisition of 1View Network in June 2000 and our pending acquisition of AnyTime Access, as if the transactions occurred as of January 1, 1999 and 2000, respectively, and as of March 31, 2000. These acquisitions are to be accounted for using the purchase method. The pro forma condensed consolidated financial information is presented for illustrative purposes only and is not necessarily indicative of the financial position or results of operations that would have occurred if the transactions had been consummated at the dates indicated, nor is it necessarily indicative of the future financial position or results of operations of the combined companies.

                                                                                                     Pro Forma
                           Period from                                                         ----------------------
                          July 17, 1995                                       Three Months                    Three
                           (Inception)                                           Ended                       Months
                             through        Year Ended December 31,            March 31,        Year Ended    Ended
                          December 31,  ----------------------------------  -----------------  December 31, March 31,
                              1995       1996    1997     1998      1999     1999      2000        1999       2000
                          ------------- ------  -------  -------  --------  -------  --------  ------------ ---------
                                                  (in thousands, except per share data)
Consolidated Statement
 of Operations Data:
Revenues:
 Implementation fees....      $  85     $1,870  $ 2,649  $ 5,578  $  9,351  $ 1,196  $  3,078    $  9,351   $  3,078
 Service fees...........          3        542    2,405    7,617    16,894    2,979     7,341      16,894      7,341
 Transaction fees and
  other.................        --         --       --       --        --       --        --       11,360      3,634
                              -----     ------  -------  -------  --------  -------  --------    --------   --------
 Total revenues.........         88      2,412    5,054   13,195    26,245    4,175    10,419      37,605     14,053
Cost of revenues:
 Implementation.........        141        897    1,607    3,090     5,548      892     2,380       5,548      2,380
 Service................          1        336    1,134    4,716    10,056    1,812     3,709      10,056      3,709
 Transaction fees and
  other.................        --         --       --       --        --       --        --        8,555      2,385
                              -----     ------  -------  -------  --------  -------  --------    --------   --------
 Total cost of
  revenues..............        142      1,233    2,741    7,806    15,604    2,704     6,089      24,159      8,474
                              -----     ------  -------  -------  --------  -------  --------    --------   --------
Gross profit (loss).....        (54)     1,179    2,313    5,389    10,641    1,471     4,330      13,446      5,579
Operating expenses:
 Sales, general and
  administrative........        167      1,178    3,462    8,828    21,211    2,574     9,016      29,296     11,225
 Research and
  development...........         94        673    1,786    3,747     7,668    1,362     3,718      12,525      4,934
 Amortization of stock-
  based compensation....        --         --       151      844     1,221      234       329       9,203      2,676
 Amortization of
  goodwill and
  intangibles...........        --         --       --       --        --       --        --       33,908      8,477
 Merger-related
  expenses..............        --         --       --       --        --       --     12,658         --      12,658
                              -----     ------  -------  -------  --------  -------  --------    --------   --------
 Total operating
  expenses..............        261      1,851    5,399   13,419    30,100    4,170    25,721      84,932     39,970
                              -----     ------  -------  -------  --------  -------  --------    --------   --------
Loss from operations....       (315)      (672)  (3,086)  (8,030)  (19,459)  (2,699)  (21,391)    (71,486)   (34,391)
Interest income and
 other income, net......        --           9      111      282     1,441       44       995       1,293      1,001
                              -----     ------  -------  -------  --------  -------  --------    --------   --------
Net loss................       (315)      (663)  (2,975)  (7,748)  (18,018)  (2,655) (20,396)     (70,193)   (33,390)
Accretion on redeemable
 convertible preferred
 stock..................        --         --       (36)    (273)     (136)     (68)      --         (136)       --
                              -----     ------  -------  -------  --------  -------  --------    --------   --------
Net loss attributable to
 common stockholders....      $(315)    $ (663) $(3,011) $(8,021) $(18,154) $(2,723) $(20,396)   $(70,329)  $(33,390)
                              =====     ======  =======  =======  ========  =======  ========    ========   ========
Basic and diluted net
 loss per share.........      $(.06)    $ (.08) $  (.31) $  (.80) $  (1.26) $  (.26) $   (.89)
                              =====     ======  =======  =======  ========  =======  ========
Shares used to compute
 basic and diluted net
 loss per share.........      5,000      7,941    9,651   10,055    14,389   10,347    22,803
                              =====     ======  =======  =======  ========  =======  ========
Pro forma basic and
 diluted net loss per
 share..................                                                                         $  (3.38)  $  (1.31)
                                                                                                 ========   ========
Shares used in computing
 pro forma basic and
 diluted net loss per
 share..................                                                                           20,833     25,420
                                                                                                 ========   ========

                               As of December 31,           As of March 31, 2000
                         ---------------------------------- --------------------
                         1996    1997      1998      1999     Actual   Pro Forma
                         -----  -------  --------  -------- ---------- ---------
                                            (in thousands)
Consolidated Balance
 Sheet Data:
Cash, cash equivalents,
 and short-term
 investments............ $ 271  $ 3,407  $  4,886  $ 79,031 $ 57,467   $  56,063
Working capital
 (deficit)..............  (275)   1,941       (31)   73,921     51,228    45,193
Total assets............   834    6,069    13,172   103,488     84,708   237,488
Total liabilities.......   785    2,781     8,088    17,304     18,557    28,660
Redeemable convertible
 preferred stock........   --     6,819    15,092       --         --        --
Total stockholders'
 equity (deficit).......    49   (3,531)  (10,008)   86,184     66,151   208,828

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

  We are the leading provider of Internet banking services to banks, credit unions, and savings and loans, based on the number of financial institutions and Internet banking end users we serve. We offer these financial institutions cost-effective outsourced solutions, branded in their name, which include Internet banking for their retail and commercial customers, a target marketing program and data mining service to enable them to effectively sell additional financial services to end users, and customized e-commerce portal web site design and implementation services. We provide our solutions to our customers over the Internet, from facilities hosted by us, which requires minimal software installation at the customer site. This means of providing services is commonly referred to as the application service provider, or ASP, model. As of March 31, 2000, we had contracted with over 880 financial institution customers. These customers had over 18.5 million potential end users. As of June 30, 2000, over 1 million end users were actively using our Internet banking application.

  In February 2000, we completed our merger with nFront, Inc. in which we issued 8,253,735 shares of our common stock and assumed options to purchase 627,926 shares of our common stock. Since the merger was accounted for as a pooling of interests, our financial statements for all prior periods have been restated to combine the results of Digital Insight and nFront. nFront's historical year end was June 30, and as such the restated consolidated financial statements as of December 31, 1998 and for the years ended December 31, 1997 and 1998 combine the Digital Insight historical financial statements for each of these periods with the historical financial statements of nFront as of June 30, 1999 and for the years ended June 30, 1998 and 1999. The consolidated financial statements as of December 31, 1999 and for the year then ended include the results of Digital Insight and nFront on a conformed period basis. No adjustments have been necessary to conform accounting policies of the entities. There were no intercompany transactions requiring elimination in any period presented.

  Our revenues consist primarily of recurring monthly service fees and, to a lesser extent, one-time implementation fees. Revenues increased from $13.2 million in 1998 to $26.2 million in 1999, and were $10.4 million for the three months ended March 31, 2000. Our recurring revenues consist of service fees paid to us by our financial institution customers based on the number of end users or end user transactions, and fees for hosting and maintaining their web sites and other monthly services. Recurring service fees as a percentage of revenues have grown from approximately 22.5% in 1996 to 70.5% for the three months ended March 31, 2000. To the extent that our installed base of customers continues to grow, we expect recurring service fees to represent an increasing percentage of our revenues in the future. Our customer contracts range from one to five years. After giving effect to our acquisition of 1View Network and our pending acquisition of AnyTime Access, we expect to realize a significant portion of our revenues from transaction fees.

  We generally require a 50% non-refundable cash deposit of product implementation fees, payable at the time that a contract is signed. We record these deposits as deferred revenue and, together with the balance of the implementation fees, we recognize them upon completion of implementation and customer approval. Recognition is usually two to four months from the contract date. Upon completion of implementation and customer approval, we begin to receive and recognize recurring service fees. For the years ended December 31, 1997, 1998 and 1999 and for the three months ended March 31, 2000, no single customer accounted for 10% or more of our revenues.

  Cost of revenues consists of implementation and service costs. Implementation costs are comprised primarily of salaries for implementation personnel and fees paid to third parties, including bill payment and data processing vendors. Service costs consist primarily of salaries and related personnel expenses, network costs, expenses related to the operation of our data center and fees paid to third parties, including bill payment vendors, data processing vendors and communication services providers. Gross margin is affected by the relative proportion of lower margin implementation fees and higher margin service fees we generate, the mix of products we sell, competitive pricing pressures and the size and complexity of our implementations.

  Sales, general and administrative expenses consist primarily of salaries and related expenses for executive, sales, marketing, finance, human resources and administrative personnel and other general corporate expenses. In addition, these expenses include marketing expenses such as trade shows, promotional costs and end user marketing campaigns.

  Research and development expenses consist primarily of salaries, related personnel expenses and consultant fees related to the design, development, testing and enhancement of our products and our data processing vendor interface software. We expense all research and development costs as incurred.

  We have recorded aggregate deferred stock-based compensation of $5.5 million through March 31, 2000. The remaining unamortized balance of $3.0 million will be fully amortized by the quarter ended March 31, 2003.

  We recorded $12.7 million of expenses in the three months ended March 31, 2000 related to our merger with nFront, and we expect to incur significant charges for the amortization of goodwill and intangibles and deferred compensation from our acquisition of 1View Network and our pending acquisition of AnyTime Access. See "Recent Acquisitions" below.

  As of March 31, 2000, we had contracted with over 880 financial institutions. We achieved a significant increase in new financial institutions in the fourth quarter of 1999 and the first quarter of 2000. We believe these increases were partly attributable to year-end capital expenditures and reduced concerns over Year 2000 problems.

Recent Acquisitions

  On March 30, 2000 we entered into a definitive agreement to acquire all of the outstanding stock of AnyTime Access, a company based in Sacramento, California that provides services and solutions that allow credit unions, banks and other financial institutions to outsource certain customer communication and other administrative functions associated with consumer loan originations. Upon the closing of the transaction, we will issue approximately
2.1 million shares of our common stock and shares underlying options and warrants to purchase common stock in exchange for all of the outstanding shares, options and warrants of AnyTime Access. The acquisition is to be accounted for using the purchase method of accounting and will be consummated upon the receipt of necessary regulatory and shareholder approvals, which are anticipated to be obtained in the third quarter of 2000. The purchase price will be allocated to the estimated fair value of assets acquired and liabilities assumed. The estimated fair value of the assets acquired and liabilities assumed approximated the historical cost basis, and the preliminary purchase price allocation indicates goodwill and identifiable intangible assets of approximately $108.0 million, which we estimate will be amortized over an aggregate life of five years. In addition, deferred compensation in the amount of $2.2 million will be recorded for the unvested stock options to be assumed in connection with the acquisition, and will be amortized over the estimated service period of the employees. For further information, see the unaudited pro forma condensed consolidated financial information included elsewhere in this prospectus.

  On June 21, 2000 we completed our acquisition of 1View Network, a company based in San Francisco, California that provides electronic information aggregation solutions for the financial services market. In the acquisition we paid $5 million in cash and issued 1.1 million shares of our common stock and shares underlying options to purchase common stock in exchange for all of the outstanding shares and options of 1View Network. The acquisition is to be accounted for using the purchase method of accounting. The purchase price will be allocated to the estimated fair value of assets acquired and liabilities assumed. The estimated fair value of the assets acquired and liabilities assumed approximated the historical cost basis, and the preliminary purchase price allocation indicates goodwill of approximately $36.9 million, which will be amortized on a straight-line basis over an estimated life of three years. In addition, deferred compensation will be recorded in the amount of $6.6 million for the unvested stock options to be assumed in connection with the acquisition, and will be amortized over the estimated service period of the employees. If 1View Network does not meet certain performance objectives by September 30, 2000, the former majority shareholder of 1View Network has agreed to return to us $3 million in cash and 178,112 shares of our common stock. For further information, see the unaudited pro forma condensed consolidated financial information included elsewhere in this prospectus.

Results of Operations

  The following table presents, for the periods indicated, certain statement of operations data as a percentage of revenues.

                                      Year Ended             Three Months
                                     December 31,          Ended March 31,
                                   ---------------------   ------------------
                                   1997    1998    1999     1999       2000
                                   -----   -----   -----   -------   --------
Revenues:
  Implementation fees.............  52.4 %  42.3 %  35.6 %    28.6 %     29.5 %
  Service fees....................  47.6    57.7    64.4      71.4       70.5
                                   -----   -----   -----   -------   --------
    Total revenues................ 100.0   100.0   100.0     100.0      100.0
Cost of revenues:
  Implementation..................  31.8    23.4    21.1      21.4       22.8
  Service.........................  22.4    35.8    38.4      43.4       35.6
                                   -----   -----   -----   -------   --------
    Total cost of revenues........  54.2    59.2    59.5      64.8       58.4
                                   -----   -----   -----   -------   --------
      Gross profit................  45.8    40.8    40.5      35.2       41.6
Operating expenses:
  Sales, general and
   administrative.................  68.5    66.9    80.8      61.7       86.5
  Research and development........  35.3    28.4    29.2      32.6       35.7
  Amortization of stock-based
   compensation...................   3.0     6.4     4.7       5.5        3.2
  Merger-related expenses.........   --      --      --        --       121.5
                                   -----   -----   -----   -------   --------
    Total operating expenses...... 106.8   101.7   114.7      99.8      246.9
                                   -----   -----   -----   -------   --------
Loss from operations.............. (61.0)  (60.9)  (74.2)    (64.6)    (205.3)
Interest income and other income,
 net..............................   2.2     2.2     5.5       1.0        9.5
                                   -----   -----   -----   -------   --------
Net loss.......................... (58.8)% (58.7)% (68.7)%   (63.6)%   (195.8)%
                                   =====   =====   =====   =======   ========

  Comparison of Three Months Ended March 31, 1999 and March 31, 2000

  Revenues. Revenues increased from $4.2 million for the three months ended March 31, 1999 to $10.4 million for the three months ended March 31, 2000. This increase included a growth in service fees from $3.0 million to $7.3 million and a growth in implementation fees from $1.2 million to $3.1 million. The number of active Internet banking end users increased over the same period from 372,000 to 950,000.

  Gross Profit. Gross profit increased from $1.5 million for the three months ended March 31, 1999 to $4.3 million for the three months ended March 31, 2000. Gross margin increased from 35.2% to 41.6%, primarily due to improved service fee margin resulting mainly from continued end user growth without a corresponding increase in costs. Implementation gross margin declined from 25.4% to 22.7% and service gross margin improved from 39.2% to 49.5%. The decrease in implementation gross margin resulted, in part, from conforming the contractual practices of nFront to our contractual practices requiring customer approval prior to recognizing implementation fees. Gross margins may vary from period to period based upon fluctuations in our implementation revenues and increases in our service and implementation infrastructure.

  Sales, General and Administrative. Sales, general and administrative expenses increased from $2.6 million for the three months ended March 31, 1999 to $9.0 million for the three months ended March 31, 2000. This increase was primarily due to an increase in sales commissions associated with higher revenues and higher personnel expenses for sales and marketing staff and, to a lesser extent, due to promotional expenses and expenses for additional marketing support programs. This increase was also due to increased staffing for finance and accounting, new senior management positions and growth in recruiting and human resources expenses resulting from the merger with nFront. Sales, general and administrative expenses as a percentage of revenues increased from 61.7% for the three months ended March 31, 1999 to 86.5% for the three months ended March 31, 2000. We expect sales, general and administrative expenses to increase in absolute dollars but to decrease as a percentage of revenues.

  Research and Development. Research and development expenses increased from $1.4 million for the three months ended March 31, 1999 to $3.7 million for the three months ended March 31, 2000. This increase was primarily due to higher personnel and consulting expenses required for the functional enhancement of existing products and due to the development of new products. Research and development expenses as a percentage of revenues increased from 32.6% for the three months ended March 31, 1999 to 35.7% for the three months ended March 31, 2000, primarily as a result of increased staffing and product development efforts.

  Amortization of Stock-Based Compensation. Amortization of stock-based compensation increased from $234,000 for the three months ended March 31, 1999 to $329,000 for the three months ended March 31, 2000. This increase was primarily due to the hiring of new employees and related stock option grants during the first nine months of 1999, prior to our initial public offering, when the grant price and the deemed fair value of our common stock differed.

  Merger-related expenses. One-time merger-related expenses represent merger costs comprised of direct transaction costs and redundant costs related to the nFront merger consummated on February 10, 2000.

  Interest Income. Interest income increased from $44,000 for the three months ended March 31, 1999 to $995,000 for the three months ended March 31, 2000. This increase was primarily due to higher average cash balances in the three months ended March 31, 2000 as a result of our initial public offering in October 1999 and our merger with nFront in February 2000.

   Comparison of Years Ended December 31, 1998 and December 31, 1999

  Revenues. Revenues increased from $13.2 million for the year ended December 31, 1998 to $26.2 million for the year ended December 31, 1999. This increase included a growth in service fees from $7.6 million to $16.9 million and a growth in implementation fees from $5.6 million to $9.4 million. The number of active Internet banking end users increased over the same period from over 287,000 to over 750,000.

  Gross Profit. Gross profit increased from $5.4 million for the year ended December 31, 1998 to $10.6 million for the year ended December 31, 1999. Gross margin remained basically unchanged at 40.8% in 1998 and 40.5% in 1999. Implementation gross margin decreased from 44.6% to 40.7%, primarily as a result of necessary infrastructure investments in 1999 to support growth. Service gross margin improved from 38.1% to 40.5% due to continued end user growth without a corresponding increase in costs.

  Sales, General and Administrative. Sales, general and administrative expenses increased from $8.8 million for the year ended December 31, 1998 to $21.2 million for the year ended December 31, 1999. This increase was primarily due to an increase in sales commissions associated with higher revenues and higher personnel expenses for sales and marketing staff, increased staffing for finance and accounting, new senior management positions and growth in recruiting and human resources expenses. This increase was also due, to a lesser extent, to our national user conference, corporate branding effort, other promotional expenses and expenses for additional marketing support programs. Sales, general and administrative expenses as a percentage of revenues increased from 66.9% for the year ended December 31, 1998 to 80.8% for the year ended December 31, 1999.

  Research and Development. Research and development expenses increased from $3.7 million for the year ended December 31, 1998 to $7.7 million for the year ended December 31, 1999. This increase was primarily due to higher personnel and consulting expenses required for the functional enhancement of existing products and due to the development of new products. Research and development expenses as a percentage of revenues increased from 28.4% for the year ended December 31, 1998 to 29.2% for the year ended December 31, 1999, primarily as a result of an increase in staffing and product development efforts.

  Amortization of Stock-Based Compensation. Amortization of stock-based compensation increased from $844,000 for the year ended December 31, 1998 to $1.2 million for the year ended December 31, 1999. This increase was primarily due to the hiring of new employees and related stock option grants during the first nine months of 1999, prior to our initial public offering, when the grant price and the deemed fair value of our common stock differed.

  Interest Income. Interest income increased from $282,000 for the year ended December 31, 1998 to $1.4 million for the year ended December 31, 1999. This increase was primarily due to higher average cash balances in the year ended December 31, 1999 as a result of the initial public offerings of Digital Insight in October 1999 and of nFront in July 1999.

   Comparison of Years Ended December 31, 1997 and December 31, 1998

  Revenues. Revenues increased from $5.1 million for the year ended December 31, 1997 to $13.2 million for the year ended December 31, 1998. This increase included a growth in service fees from $2.4 million in 1997 to $7.6 million in 1998 and a growth in implementation fees from $2.6 million in 1997 to $5.6 million in 1998. The number of active Internet banking end users increased over the same period from 83,000 to 287,000.

  Gross Profit. Gross profit increased from $2.3 million for the year ended December 31, 1997 to $5.4 million for the year ended December 31, 1998. This increase was primarily the result of the increase in revenues, particularly from service fees. Gross margin declined from 45.8% in 1997 to 40.8% in 1998. This decline was primarily due to increased investments in our data center and network operations in order to improve system reliability and significantly enhance customer support, quality assurance and security.

  Sales, General and Administrative. Sales, general and administrative expenses increased from $3.5 million for the year ended December 31, 1997 to $8.8 million for the year ended December 31, 1998. This increase was primarily the result of increases in personnel and personnel-related costs to support our expanded operations.

  Research and Development. Research and development expenses increased from $1.8 million for the year ended December 31, 1997 to $3.7 million for the year ended December 31, 1998. This increase was primarily due to increases in personnel and personnel-related costs, product testing and enhancement, new interface development expenses and expenses related to the completion and commercial release of new products.

  Amortization of Stock-Based Compensation. Amortization of stock-based compensation increased from $151,000 for the year ended December 31, 1997 to $844,000 for the year ended December 31, 1998. This increase was primarily due to the hiring of new employees and related stock option grants at a grant price less than the deemed fair value of our common stock.

  Interest Income. Interest income increased from $111,000 for the year ended December 31, 1997 to $282,000 for the year ended December 31, 1998. This increase was primarily due to higher average cash balances as a result of preferred stock financings during the periods.

Selected Quarterly Results of Operations

  The following tables present, in dollars and as a percentage of revenues, unaudited consolidated statements of operations for the five quarters ended March 31, 2000. This information reflects all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of such information in accordance with generally accepted accounting principles. The results of any quarter are not necessarily indicative of results for any future period.

                                            Three Months Ended
                               -------------------------------------------------
                               Mar. 31,  June 30,  Sept. 30,  Dec. 31,  Mar. 31,
                                 1999      1999      1999       1999      2000
                               --------  --------  ---------  --------  --------
                                               (in thousands)
Consolidated Statement of
 Operations Data:
Revenues:
  Implementation fees.........  $ 1,196   $ 2,417   $ 2,794   $ 2,944    $ 3,078
  Service fees................    2,979     3,641     4,428     5,846      7,341
                               --------  --------  --------   -------   --------
    Total revenues............    4,175     6,058     7,222     8,790     10,419
Cost of revenues:
  Implementation..............      892     1,299     1,567     1,790      2,380
  Service.....................    1,812     2,438     2,518     3,288      3,709
                               --------  --------  --------   -------   --------
    Total cost of revenues....    2,704     3,737     4,085     5,078      6,089
                               --------  --------  --------   -------   --------
      Gross profit............    1,471     2,321     3,137     3,712      4,330
Operating expenses:
  Sales, general and
   administrative.............    2,574     4,414     6,276     7,947      9,016
  Research and development....    1,362     1,245     1,975     3,086      3,718
  Amortization of stock-based
   compensation...............      234       329       329       329        329
  Merger-related expenses ....      --        --        --        --      12,658
                               --------  --------  --------   -------   --------
    Total operating expenses..    4,170     5,988     8,580    11,362     25,721
                               --------  --------  --------   -------   --------
Loss from operations..........   (2,699)   (3,667)   (5,443)   (7,650)   (21,391)
Interest income and other
 income, net..................       44        32       400       965        995
                               --------  --------  --------   -------   --------
Net loss...................... $(2,655)  $(3,635)  $(5,043)   $(6,685)  $(20,396)
                               ========  ========  ========   =======   ========

                                              Three Months Ended
                                 ------------------------------------------------
                                 Mar. 31,  June 30,  Sept. 30, Dec. 31,  Mar. 31,
                                   1999      1999      1999      1999      2000
                                 --------  --------  --------- --------  --------
As a Percentage of Revenues:
Revenues:
  Implementation fees...........   28.6%     39.9%      38.7%    33.5%      29.5%
  Service fees..................   71.4      60.1       61.3     66.5       70.5
                                  -----     -----      -----    -----     ------
    Total revenues..............  100.0     100.0      100.0    100.0      100.0
Cost of revenues:
  Implementation................   21.4      21.4       21.7     20.4       22.8
  Service.......................   43.4      40.3       34.9     37.4       35.6
                                  -----     -----      -----    -----     ------
    Total cost of revenues......   64.8      61.7       56.6     57.8       58.4
                                  -----     -----      -----    -----     ------
      Gross profit..............   35.2      38.3       43.4     42.2       41.6
Operating expenses:
  Sales, general and
   administrative...............   61.7      72.9       86.9     90.4       86.5
  Research and development......   32.6      20.5       27.3     35.1       35.7
  Amortization of stock-based
   compensation.................    5.5       5.4        4.6      3.7        3.2
  Merger-related expenses.......    --        --         --       --       121.5
                                  -----     -----      -----    -----     ------
    Total operating expenses....   99.8      98.8      118.8    129.2      246.9
                                  -----     -----      -----    -----     ------
Loss from operations............  (64.6)    (60.5)     (75.4)   (87.0)    (205.3)
Interest income and other
 income, net....................    1.0        .5        5.6     10.9        9.5
                                  -----     -----      -----    -----     ------
Net loss........................  (63.6)%   (60.0)%    (69.8)%  (76.1)%   (195.8)%
                                  =====     =====      =====    =====     ======

  Our quarterly results of operations have fluctuated in the past and are likely to fluctuate significantly in the future due to a variety of factors, many of which are beyond our control. Because of these and other factors, our quarterly revenues, expenses and results of operations could vary significantly in the future, and period-to-period comparisons should not be relied upon as indicators of future performance. We may not be able to increase our revenues in future periods or sustain our existing level of revenues or our rate of revenue growth on a quarterly or annual basis. In addition, our annual or quarterly results of operations may not meet the expectations of securities analysts or investors. If this happens, the price of our stock would likely decrease. See "Risk Factors."

Provision for Income Taxes

  We incurred operating losses from inception through December 31, 1999, and therefore have not recorded any significant provision for income taxes. We have recorded a valuation allowance for the full amount of our net operating loss carryforwards and other deferred tax assets, as the future realization of the tax benefit is not currently likely.

  As of December 31, 1999, we had net operating loss carryforwards for federal and state tax purposes of approximately $22.2 million and $5.4 million, respectively. The state tax loss carryforwards begin to expire in 2004 and the federal tax loss carryforwards begin to expire in 2011. Under the provisions of the Internal Revenue Code, certain substantial changes in ownership may limit the amount of net operating loss carryforwards that could be utilized annually in the future to offset taxable income.

Liquidity and Capital Resources

  From our inception until our initial public offering, we had financed our operations primarily through the private placement of equity securities, raising approximately $21.9 million. On October 6, 1999, Digital Insight completed its initial public offering by issuing 4,025,000 shares of common stock, including the exercise of the underwriters' over-allotment option, and realized proceeds, net of underwriting discounts, commissions and issuance costs, of $54.5 million. In July 1999, nFront completed its initial public offering by issuing 2,026,500 shares of common stock, including the exercise of the underwriters' over-allotment option, and realized proceeds, net of underwriting discounts, commissions and issuance costs, of $31.6 million. In conjunction with our initial public offering, our mandatorily convertible preferred stock converted to common stock and all warrants to purchase preferred stock became warrants to purchase common stock. In addition, as a result of our merger with nFront we obtained an additional $25 million of cash and cash equivalents.

  At March 31, 2000, we had cash, cash equivalents and short-term investments of $57.5 million. We have a $2.0 million equipment leasing line of credit with a bank, under which $892,000 was outstanding at March 31, 2000. At December 31, 1999, we also had an additional $103,000 in equipment financing outstanding with an equipment leasing company.

  Cash used in operating activities was $1.7 million for the year ended December 31, 1997, $3.5 million for the year ended December 31, 1998, $10.0 million for the year ended December 31, 1999, and $18.2 million for the three months ended March 31, 2000. The increases in cash used in operating activities were primarily due to increases in the net loss. The net loss for the three months ended March 31, 2000 included $12.7 million of costs related to the merger with nFront.

  Cash used in investing activities was $888,000 for the year ended December 31, 1997, $3.5 million for the year ended December 31, 1998, $37.3 million for the year ended December 31, 1999, and $7.7 million for the three months ended March 31, 2000. The increases in cash used in investing activities were primarily due to infrastructure expansion to meet end user growth, expenditures for computers and other equipment for our backup data center and investment of our excess cash into short-term investments.

  In May 2000, we obtained a $10 million secured line of credit with a bank. As of June 30, 2000, we have not drawn any amount under this line of credit and the full amount remains available to us. The interest rate on the line of credit is equal to the prime rate. The line of credit is secured by all of our assets.

  We have no material commitments other than obligations under our credit facilities and operating and capital leases, as well as facility leases in California and Georgia. See note 13 of notes to our consolidated financial statements included elsewhere in this prospectus. Future capital requirements will depend upon many factors, including the timing of research and product development efforts and the expansion of our marketing efforts. We expect to continue to expend significant amounts on expansion of facility infrastructure, ongoing research and development, computer and related data center equipment, and personnel.

  We believe that our cash, cash equivalents and short-term investment balances and funds available under our existing lines of credit, together with the proceeds of this offering, will be sufficient to satisfy our cash requirements for at least the next 12 months. We intend to invest our cash in excess of current operating requirements in short-term, interest-bearing, investment grade obligations.

New Accounting Standards

  In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The new standard requires companies to record derivatives on the balance sheet as assets or liabilities measured at fair value. Under SFAS No. 133, gains or losses resulting from changes in the values of derivatives are to be reported in the statement of operations or as a deferred item, depending on the use of the derivatives and whether they qualify for the hedge accounting. We are required to adopt SFAS No. 133 in the first quarter of 2001. To date, we have not engaged in any hedging activity and do not expect adoption of this new standard to have a significant impact on us.

  In December 1999, the SEC issued Staff Accounting Bulletin 101, or SAB 101, "Revenue Recognition," which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. In June 2000, the SEC issued SAB 101B, which requires implementation of SAB 101 no later than December 31, 2000. At this time, we are still assessing the impact of SAB 101 and its effect, if any, on our financial position and results of operations.

Impact of Year 2000

  Many computers, software and other equipment include computer code in which calendar year data is abbreviated to only two digits. As a result of this design decision, some of these systems may have failed to operate or produce correct results if "00" had been interpreted to mean 1900, rather than 2000. These problems were commonly referred to as the "Year 2000" problem.

  The Year 2000 problem could affect the computers, software and other equipment that we use, operate or maintain for our operations, and services provided by third-party vendors. As a result, we formalized our Year 2000 compliance plan, which was implemented by a team of employees led by our internal information technology staff. This staff was responsible for monitoring the assessment, including potential effects and costs, of our Year 2000 projects and remediation of any Year 2000 problems. As part of our Year 2000 compliance plan, we contacted our third-party vendors of products and services integrated into our products to identify and, to the extent possible, resolve issues relating to the Year 2000 problem. To date, we have not experienced any significant Year 2000 problems in our operations or services provided by third-party vendors. However, we cannot assure you that problems will not develop in the future.

  Our costs to address Year 2000 compliance have been approximately $250,000 and are included in operating expenses.

Disclosure About Market Risk

  We are exposed to the impact of interest rate changes and changes in the market values of our investments. Our interest income is sensitive to changes in general level of U.S. interest rates. In this regard, changes in U.S. interest rates affect the interest earned on our cash equivalents. Our exposure to market rate risk for changes in interest rates relates primarily to our investment portfolio. We have not used derivative financial instruments in our investment portfolio. We invest our excess cash in debt instruments of the U.S. Government and its agencies and in high-quality corporate issuers and, by policy, limit the amount of credit exposure to any one issuer. We protect and preserve our invested funds by limiting default, market and reinvestment risk. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates, or we may suffer losses in principal if forced to sell securities which have declined in market value due to changes in interest rates.

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

                                   BUSINESS

Overview

  We are the leading provider of Internet banking services to banks, credit unions and savings and loans, based on the number of financial institutions and Internet banking end users we serve. We offer these financial institutions cost-effective outsourced solutions, branded in their name, which include Internet banking for their retail and commercial customers, a target marketing program and data mining service to enable them to effectively sell additional financial services to end users, and customized e-commerce portal web site design and implementation services. We provide our solutions to our customers over the Internet, from facilities hosted by us, which requires minimal software installation at the customer site. This means of providing services is commonly referred to as the application service provider, or ASP, model. As of March 31, 2000, we had contracted with over 880 financial institution customers. These customers had over 18.5 million potential end users. As of June 30, 2000, over 1 million end users were actively using our Internet banking application.

  We provide financial institutions with comprehensive Internet solutions that can be installed rapidly with a high degree of customization. Our solutions are designed to be readily expandable, or scalable, as the number of users grows. Our solutions also offer high levels of up-time availability and system redundancy. We work closely with leading data processing vendors so that our financial institution customers can leverage their investments in existing data processing systems by fully integrating them with an Internet solution.

  We earn revenues from implementation fees that our financial institution customers pay us for establishing their Internet banking services, and recurring service fees based on end user adoption and usage, as well as web site hosting and maintenance and other monthly services. During the year ended December 31, 1999 and the three months ended March 31, 2000, approximately 64.4% and 70.5%, respectively, of our revenues came from recurring fees.

Industry Background

  The Internet has emerged as the fastest growing communications medium in history and is dramatically changing the way businesses and individuals communicate and conduct commerce. International Data Corporation, a leading provider of research for the information technology industry, estimates that the number of Internet users worldwide will increase from approximately 196 million in 1999 to 502 million by 2003.

  The Internet is increasingly being utilized as a medium for financial transactions and services, including banking, brokerage and insurance. Personal finance was the most heavily used content channel on America Online in the first quarter of 1999, with an average of 10.7 million user hours per month, as compared to 10.1 million user hours for games, 7.7 million user hours for news and 4.7 million user hours for merchandise shopping. In particular, consumers, businesses and financial institutions are recognizing that the Internet is a powerful and efficient medium for the delivery of banking services, including home banking, bill payment and other services for individuals, and cash management, payroll and other services for the commercial customers of financial institutions. Consumers and small businesses use Internet banking because of its 24-hour-a-day, 7-day-a-week convenience and the ability to perform a wide range of transactions from any personal computer or Internet-enabled device.

  International Data Corporation estimates that there were approximately 3.4 million users banking over the Internet in the United States at the end of 1998 and projects that that number will increase to over 37 million by 2003. In response to this demand, an increasing number of financial institutions are offering Internet-based banking services. International Data Corporation estimates the number of banks offering online banking services will increase from 3,000 in 1999 to 15,845 by 2003, and that these services will be offered primarily via the Internet. IDC estimates that 86% of all United States banks and credit unions will offer online banking services by 2003, compared to 6% at the end of 1998. Internet banking enables financial institutions to provide one-stop shopping to their customers by collecting and consolidating financial data from a number of sources, including all of the customer's accounts at that institution as well as information from other Internet sources such as online brokerage and insurance firms. Internet banking also allows a financial institution to collect and analyze customer data for use in targeted marketing programs.

  Early Internet banking initiatives were undertaken primarily by large financial institutions. However, there are approximately 22,000 credit unions, banks, and savings and loans in the United States with assets of less than $10 billion each. These community financial institutions hold approximately $2.2 trillion in deposits, or 56% of total U.S. customer deposits. As a result of the adoption of Internet banking services by their larger competitors, community financial institutions are finding themselves under increasing pressure to offer Internet home banking and business banking services. Financial institutions of all sizes are realizing that if they do not provide these services, or if their offerings are inadequate, they risk losing customers to other institutions, Internet-only banks, or locally competitive financial institutions who do offer these services.

  Some financial institutions have been slow to adopt Internet banking services as a result of several factors. A financial institution undertaking its own Internet banking service must develop or acquire the relevant expertise, dedicate appropriate information technology resources, and spend significant time and capital on the project. In addition, a financial institution must work closely with its data processing vendor or vendors to develop workable interfaces between its core systems and its Internet solution.

  In order to remain competitive, financial institutions require a low-cost, outsourced Internet-based banking solution. The solution must be rapidly and cost-effectively implemented, interface seamlessly with the financial institution's data processing vendor or vendors, preserve and extend the financial institution's own brand and provide suitable features to end users. An Internet-based solution must also be secure, reliable and scalable. Finally, the solution should provide a platform for target marketing of financial services and broader e-commerce offerings. These offerings would provide additional revenue opportunities and appeal to end users who are increasingly using the Internet to research, evaluate and purchase a broad array of products and services.

The Digital Insight Solution

  We provide Internet banking solutions to financial institutions under an ASP model. Our solution includes separate content-rich Internet banking applications for financial institutions' retail and commercial banking customers. AXIS Internet Banking, our consumer product, includes account management, account transfers and interfaces to personal financial management software, bill payment, stock quotes and other expanded services. AXIS Cash Management, our business banking product, includes similar features as well as payroll/direct deposits and other services. To enable financial institutions to sell additional financial services to their end users based on individual profiles, we offer target marketing programs to our customers. We also provide customized web site design, implementation, maintenance and hosting services. In addition, AXIS eCommerce, our customized Internet portal product, is currently available, and AXIS Online Lending, our online lending product, is in the final stages of development and we expect will be commercially available by the third quarter of 2000.

  Our solution offers the following benefits to financial institutions:

  . Comprehensive and Customizable Solution. We provide full ASP support to customers who desire such an environment, including application and web site hosting, reporting tools and customized online account presentations. Our Internet banking applications can be configured to offer end users a variety of standard and optional features. Our web site design and implementation services also enable customers to establish Internet banking services with a look and feel that preserves their unique brand identity.

  . Real Time and Batch Online Architecture. Our architecture allows either real time or batch communication with financial institutions' core data processing systems. Real time data processing allows for transactions conducted on the web site to be immediately reflected on the host system, and allows for

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

    transactions conducted at the financial institution to be immediately reflected on the web site. Batch processing systems transfer transaction data between the Internet banking data center and the financial institution's host system on a daily basis. Our ability to offer both real time and batch processing capabilities allows us to interface with whatever system the financial institution employs.

  . Extensive Data Processing Vendor Relationships. Our solution provides direct links, or interfaces, with multiple vendors of core banking software and data processing services to financial institutions. As of June 30, 2000, we have developed interfaces to data processing vendors representing 43 separate systems, serving more than 14,000 financial institutions. We are currently developing interfaces to 12 additional systems provided by 10 separate data processing vendors that support more than 2,500 financial institutions. By working directly with these vendors, we can quickly and cost-effectively install our systems with customers of these vendors that purchase our solutions. Our interfaces also allow for tight integration with other functions supported by the data processing vendor, such as loan origination and statement and check imaging.

  . Scalable, Reliable and Secure Service. Our system can scale rapidly to accommodate increased numbers of end users. A financial institution can take advantage of our data center and the server infrastructure of its data processing vendor to scale to meet demand, without building its own separate server infrastructure. Our service is also highly reliable, with an up-time availability record averaging 99.68% during the twelve-month period ended March 31, 2000. Further, our systems incorporate sophisticated data encryption techniques, a series of firewalls between the Internet and our customers, and several layers of security technology in order to minimize unauthorized access to our network.

  . Rapid and Affordable Implementation. Our ASP solution can be rapidly implemented and represents an affordable alternative to internally developed Internet banking services for financial institutions. Average implementation times for our home banking application range from two to four months, depending on the complexity of web site design requests and the availability of an existing interface with a customer's data processing vendor.

  . Flexible Service Capabilities. Our applications are designed to be deployed in a variety of environments, depending on a customer's needs. Most of our customers use our data center in an ASP arrangement. A customer can also elect to house its own dedicated hardware in our data center or host our systems in its own facility. Importantly, customers can migrate from one environment to another as their needs evolve. In addition, we have the flexibility to support data processing vendors whose systems are either batch or real time.

  . Platform for Value-Added Services and Target Marketing. We enable financial institutions to expand their Internet presence beyond their core banking functions by providing additional value-added products and services to their customers. These services include bill payment and delivery of third-party services such as stock quotes. Our solutions are also capable of gathering relevant end user account activity information and usage profiles, enabling financial institutions to target timely and appropriate services to their customers, thereby creating additional revenue opportunities. We believe that these additional product and service offerings will allow our customers to derive additional revenue from existing and new end users.

  . Multilingual Web Site Capabilities. With our template-based architecture, financial institutions can choose to purchase bilingual versions of their web sites. We currently offer a Spanish/English version and are developing a Chinese/English version. The bilingual web site allows end users to choose in what language they wish to view their transactions over the Internet. A toggle function allows multiple users within a single household to switch from one language to the other, based on personal preference.

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

The Digital Insight Strategy

  Our objective is to increase our position as the leading provider of Internet banking services to financial institutions as well as to provide these institutions with a competitive platform which will permit them to exploit e-commerce opportunities. To achieve this objective, we intend to:

  . Increase the Number of Our Financial Institution Customers. Currently, there are approximately 22,000 credit unions, banks and savings and loans in the United States. As of December 31, 1999, less than 15% had Internet banking. We intend to leverage our leading market position to further penetrate the substantial market for an ASP Internet banking solution. As of March 31, 2000 we had contracts with over 880 financial institutions throughout the United States. We intend to attract customers through one or more of our three core product offerings, namely home banking, business banking and, when introduced, online lending.

  . Pursue Cross-Selling Opportunities. We currently enable our financial institution customers to offer Internet banking solutions to their retail and business banking end users, and we expect to offer online lending capabilities in late 2000. For those of our customers that use one or two of these capabilities, we believe that we have a significant opportunity to sell them additional offerings as their needs evolve and their customer base grows. We intend to cross-sell additional products and services to our current customers.

  . Increase End User Penetration. As of March 31, 2000, our Internet banking customers had more than 18.5 million potential end users. For the financial institutions who had fully deployed our solution by March 31, 1999, the aggregate percentage of their customers utilizing Internet banking rose from 4.3% at March 31, 1999 to 8.3% at March 31, 2000. We work with our financial institution customers to expand the number of end users of our Internet banking and business banking services through marketing assistance programs and sharing best practices. We intend to continue to train the staff of financial institutions in marketing and promoting Internet banking services using the information and skills we have gained through our experience in Internet banking implementations.

  . Increase the Number of Interfaces to Core Data Processing Systems. We intend to increase the number of our interfaces to core data processing systems to allow our products to interface with more financial institutions. We currently interface with vendors providing services to over 14,000 financial institutions and our goal is to continually increase this coverage. A group of our engineers is dedicated to developing interfaces to new data processing vendors.

  . Broaden Product and Service Offerings. We plan to offer new and enhanced products and services to attract additional traffic onto our network of financial institutions and other business partners. We intend to enhance the capabilities, or functionality, of our products to capitalize on the trend of consumers to integrate financial services information and transactions and to expand our target marketing capability. New functionality and services are expected to include electronic bill presentment, or the delivery of interactive electronic bills over the Internet, online loan origination, online financial exchange, or OFX, server capability and account aggregation.

  . Pursue Strategic Merger and Acquisition Opportunities. We intend to continue to pursue opportunities to merge with or acquire businesses that can provide us with additional financial institution customers, complementary technologies or services, or other benefits.

Products and Services

  Our primary products are Internet retail and business banking applications. These applications allow a financial institution to create a customized Internet banking service using an array of standard and optional features. We complement our primary banking applications with additional tools, such as target marketing, and with implementation and web site services. In addition, AXIS eCommerce is currently available and AXIS Online Lending is in the final stages of development and we expect it will be commercially available in the third quarter of 2000.

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

  AXIS Internet Banking

  Our AXIS Internet Banking application is an Internet-based system through which financial institutions are able to provide home banking to their retail customers. Standard features of this application include:

  . Account information: End users can view balance information and transaction history for deposit accounts, such as checking and savings, and loan accounts, such as consumer, credit cards, automobile and mortgage.

  . Funds transfer: End users can transfer funds among accounts, including making loan payments.

  . Interfaces with personal financial management software: End users can download their account information into Quicken and Microsoft Money.

  In addition to these standard features, financial institutions can also choose to include the following Internet banking optional features:

  . Bill payment: End users can pay bills electronically 24 hours a day, seven days a week. End users can schedule one-time or recurring payments, and can view payment history at their convenience.

  . Online applications: End users can submit electronic loan, credit card or other applications safely and securely to their financial institution.

  . Online services and additional features: End users can track stock prices, calculate portfolio values, order U.S. Savings Bonds, make check image requests and order checks.

  . Online statements: End users can receive online account statements through AXIS Internet Banking. Online statement capabilities help financial institutions reduce operating expenses associated with paper statements while enhancing their customers' experience with online banking. Financial institution customers are generally able to access their statements more quickly than with paper statements delivered through traditional methods.

  . Wireless banking: We recently introduced our wireless banking feature.
    End users can access their account information through a variety of wireless devices, including cellular phones, Wireless Access Protocol devices and personal digital assistant devices. This service offers two-way messaging, instant notifications and technology that allows viewer customization. This service is expected to be available throughout the United States.

   AXIS Cash Management

  Our AXIS Cash Management application provides a full range of Internet business banking services which can be offered by our financial institution customers to their commercial customers. Standard features of this application include:

  . Administration platform: Businesses can control access to business banking and account features in order to provide financial and audit controls for their staff.

  . Account information: Businesses can view account balances and transaction history, and reconcile accounts instantly.

  . Funds transfer: Businesses can actively manage their accounts, setting up future-dated transfers and automatic transfers of available balances among accounts.

  . Stop payment placement: Businesses can place stop payment orders on checks.

  . File export: Businesses can export their account information into a computer file or into business financial management and accounting software such as QuickBooks.

  Optional features of AXIS Cash Management include:

  . Bill payment: Businesses can pay bills electronically 24 hours a day, seven days a week. Businesses can schedule one-time or recurring payments and can view payment history at their convenience.

  . Automated Clearing House services: Businesses can initiate electronic payments, including business-to-business, payroll direct deposit disbursements and electronic state and federal tax payments.

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

  . Wire transfers: Businesses can originate wire transfers of funds to accounts with other financial institutions or trade partners.

  . Online services and additional features: Businesses can complete predefined loan and other applications, make photocopy requests, order checks, and track portfolios.

   AXIS Target Marketing

  Our AXIS Target Marketing module is designed to help make the financial institution's web site a cost-effective sales tool. This module is currently available for both our home banking application and our business banking application. AXIS Target Marketing allows financial institutions to individually target account holders and present the account holders with opportunities to buy products and services to fit their needs. The AXIS Target Marketing module gives financial institutions the ability to:

  . analyze end users' demographic and financial profiles and online activity, and apply a set of screening criteria to select appropriate marketing promotions;

  . present individually-targeted marketing promotions, such as advertisements for loans, to end users when it is most appropriate;

  . incorporate account sign-up forms and loan applications into specific promotions;

  . create time-limited promotions and seasonal messages; and

  . change messages daily, hourly or randomly.

  Our recently announced AXIS Advanced Target Marketing module will enhance and expand the capabilities of our existing Target Marketing module, including adding online survey capability and expanded targeting parameters. In addition, our AXIS Advanced Target Marketing services will enable our customers to gather additional data regarding end users in order to better focus their marketing efforts. We expect AXIS Advanced Target Marketing to be commercially available in the third quarter of 2000.

  AXIS eCommerce

  AXIS eCommerce allows our financial institution customers to provide a financial portal through which they can provide a wide array of financial and other revenue-generating products in a convenient, secure Internet environment, fully integrated with the financial institution's own products and content. Among the integrated financial services offered through AXIS eCommerce are discount brokerage services, online mortgage services, direct investing, auto shopping, credit card services, office supply procurement, travel services and IRA servicing. AXIS eCommerce is designed to enable financial institutions to establish their web site as the primary financial destination for their customers. In some cases, financial institutions will receive a share of the revenue generated through the transactions on its e-commerce website.

  AXIS Management Console

  Our Internet services management console provides our customers with a set of tools to actively manage their Internet banking system. With this management console, a financial institution can remotely manage its web site, generate reports on daily activities and keep transaction logs and activity records for all site events. A financial institution can also use this management console to configure the Target Marketing module for specific promotions.

  Implementation Services and Web Site Development

  For financial institutions without an existing web site, our team of experts develops a fully interactive site. Working closely with the customer, the team designs the site to incorporate the features and capabilities required by the institution, including the integration of proprietary and value-added financial services such as application

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

forms, financial calculators and links to other web sites. For customers with an existing web site, our implementation services are focused on integrating the Internet banking and/or business banking application into that site. In both instances, financial institutions can elect to have us host and maintain their web site. We provide a team of web site experts who program the placement and formatting of digitized text for a financial institution's Internet site, including all connections to other web sites.

  AXIS Online Lending

  AXIS Online Lending is expected to enable financial institutions to provide real-time decisioning over the Internet for consumer and real estate loans. Utilizing HNC Software's Capstone Decision Manager, AXIS Online Lending is expected to feature interfaces to major loan origination systems, online credit bureau verification, comprehensive scoring with custom guidelines, pre-qualification for real estate and consumer loans, and complete online underwriting for consumer loans. In addition, AXIS Online Lending is expected to simplify complex processes such as tracking applications and delivering conditional approval or referral decisions. We expect AXIS Online Lending to be commercially available in the third quarter of 2000.

Systems Architecture

  Our applications are designed to be deployed in an ASP environment or a resource-managed environment. In an ASP environment, the financial institution's web site and home banking application share resources with other financial institutions in our data center. These shared resources include hardware such as our servers, as well as data transmission capacity, known as bandwidth. In a resource-managed environment, a financial institution has dedicated bandwidth and hardware but the system is still located in our data center. In both environments, the financial institution or data processing vendor is connected to Digital Insight through our private frame relay network.

   Our systems architecture is designed to provide both real time and batch data acquisition, processing and presentation for Internet home banking and other applications. Our application servers make use of information exchange brokers that retrieve and initiate transactions using data located on financial institutions' host systems, bill payment providers' servers, stock information databases or relational databases. Our applications are driven by templates which define how data is to be presented. This template-driven approach allows customization by our financial institution customers by supporting multiple languages and multiple web site designs.

Data Centers

  We currently provide most of our services out of two data centers located in our headquarters in Calabasas, California and at our regional center in Norcross, Georgia. All customers on our real time architecture are served through the Calabasas data center; all batch customers are served through the Norcross data center. We plan to integrate these two data centers to provide system redundancy and emergency backup capability. We are also building a third data center in Westlake Village, California, to which we plan to relocate our Calabasas data center, and a fourth data center in Norcross, Georgia, to which we plan to relocate our existing Norcross data center. When fully integrated, these data centers will allow for greater scalability and increased functionality by providing backup and failover functions in the event of system interruption or shutdown involving one of the data centers. Pending the full buildout of our redundant data centers in Westlake Village and Norcross, which is expected to occur in the fourth quarter of 2000, we have contracted to establish functional backup and failover capabilities for our Internet banking applications with an outside data center provider in Herndon, Virginia for the Calabasas facility and in Sterling, Virginia for the Norcross facility.

  Each of our data centers provides a controlled access environment that includes a high capacity battery backup system, providing continuous power to all production systems. In addition, a diesel power generator provides backup power to each of our facilities in Calabasas and Norcross in the event of an extended power outage.

Customers

  Our target market is the approximately 22,000 financial institutions in the United States with assets of less than $10 billion each. Within our target market, we focus on financial institutions that rely on one or more of the data processing vendors with whom we have developed interfaces. As of June 30, 2000, we have interfaces with data processing vendors serving over 14,000 financial institutions. We are seeking to expand the number of data processing vendors with whom we have interfaces.

  As of March 31, 2000, we had contracts with over 880 financial institutions to provide one or more of our products and services. Of these institutions, 767 have contracted with us for retail banking, with more than 950,000 active users, and 282 have contracted with us for business banking, including institutions that have also contracted with us for retail banking. Based on publicly available regulatory submissions, as of March 31, 2000, our Internet banking customers had more than 18.5 million potential end users.

  The table below sets forth our largest Internet banking customers as of June 30, 2000 in the categories of banks/savings and loans, based on asset size, and credit unions, based on the number of potential end users.

   Banks/Savings and Loans           Credit Unions
   -----------------------           -------------
   Bank United                       The Golden 1 Credit Union
   Roslyn Savings Bank               Government Employees Credit Union
   City National Bank of California  Truliant Federal Credit Union
   Bancorpsouth                      Teachers Credit Union
   Flagstar Bank                     ESL Federal Credit Union
   First Republic Bank               Community Credit Union
   Trust Company Bank                Portland Teachers Federal Credit Union
   Coastal Banc SSB                  South Carolina Federal Credit Union
   Richmond County Savings Bank      Mountain America Credit Union
   First Source Bank                 North Island Federal Credit Union

Third-Party Relationships

  We have relationships with multiple vendors of core data processing software and outsourced data processing services to financial institutions. Agreements with these vendors allow us to interface to the financial institutions' host systems to provide access to a financial institution's account data. As of June 30, 2000, we have developed interfaces to the systems of major data processing vendors that provide services to more than 14,000 financial institutions. We are currently developing interfaces for 12 additional systems provided by 10 different vendors. Among the data processing vendors with whom we interface are: Aurum Technologies, Computer Services Inc., Credit Union Consultants, Inc., EDS Cube, Fiserv divisions such as Aftech, CBS and USERS, Helvetia de Caribe, Open Solutions Inc., Sparak Financial Systems, Inc. and Symitar Systems, Inc. Among the interfaces under development are Data Dimensions, Inc. and Modern Banking Systems. We also have an exclusive marketing agreement with BISYS to resell our products to their customer base.

  To deliver bill payment services, we have relationships with major providers such as M&I Data Services and CheckFree. Our agreement with M&I Data Services, as successor to Moneyline Express, has a one-year renewable term and provides for payment of fees based on the number of customers, end users and bill payment transactions. We also have relationships with third parties, including the U.S. Treasury, DecisionOne, 800 Support, Intuit and Microsoft, to provide other related functions to our customers.

Sales and Marketing

  We utilize a direct sales model. As of June 30, 2000, our sales and marketing staff consisted of 76 people, who are regionally based to facilitate the development of strong relationships with customers. The sales staff is responsible for prospecting and acquiring new accounts as well as managing current accounts and cross-selling additional products to those accounts.

  Our typical sales cycle is approximately six months for new customers and approximately two months for follow-on or upgrade sales to existing customers. Our primary customer contact for new sales in smaller financial institutions is generally the chief executive officer, the chief financial officer or the chief information officer, or a combination of these three, and our primary contact in larger financial institutions is generally the head of retail banking or business banking. Our primary customer contact for follow-on sales is usually the functional manager or the direct manager of Internet banking for that financial institution.

  Our primary marketing efforts are focused on building brand awareness among financial institutions and identifying potential customers. Our marketing efforts include:

  . telemarketing;

  . press relations, which are managed by an outside public relations firm that specializes in technology, banking and financial industries;

  . direct mail, which uses product and service literature as well as reprints of news articles;

  . trade shows; and

  . meetings with national and regional user groups of Internet banking services and third-party data processing vendors.

  In addition, we receive marketing benefits from endorsements and strategic alliances. Following our acquisition of nFront, the American Bankers Association, or ABA, agreed to extend its exclusive endorsement for Internet banking to Digital Insight. The ABA endorsement, issued by the Corporation for American Banking, or CAB, an ABA subsidiary, was extended to Digital Insight after an extensive due diligence process which included an analysis of our management, financial soundness, solution functionality, marketing capabilities and customer service standards, as well as a review of other national providers of Internet banking solutions. Our endorsement agreement requires CAB to promote our Internet banking services to all ABA members in the United States and permits us to display the "American Bankers Association-Sponsored" logo in all of our marketing materials related to Internet banking services. We provide CAB with a small percentage share of the revenues received from ABA members who have become our customers since the effective date of the endorsement agreement, with a guaranteed minimum payment of $800,000 by the end of the third year. The endorsement agreement expires on May 14, 2002 and is renewable for consecutive three year terms.

Product Development

  As of June 30, 2000, our product development staff consisted of 112 software developers and engineers. Their development efforts are focused on:

  . Introduction of New Product Lines. AXIS eCommerce was recently made available to our customers. We are in the final stages of completing our AXIS Online Lending products. These products are in final testing on certain of our clients' beta sites, where we are monitoring them for quality assurance. We expect these products to be commercially available in the third quarter of 2000.

  . Enhancements to Existing Products. We are developing new features and functions for our home banking and business banking products in order to provide a broader range of functions.

  . Interfaces with Data Processing Vendors and Other Third Parties. We are continuing to enhance and expand our interfaces to financial institutions' core data processing systems and other third party systems, such as online check imaging. A variety of different systems are utilized by both banks and credit unions.

  . Additional Web Site Customization. We intend to offer financial institutions additional options and capabilities for customization of their web sites by creating more templates and making these templates more flexible.

  . Enhancements to Target Marketing. We intend to add features to Target
    Marketing to support a broader range of electronic commerce activities.

  . Other Products and Services. We are working to expand our offerings to include related financial service capabilities such as online insurance, brokerage, credit history management, tax preparation and filing and merchant services.

Competition

  The market for Internet banking services is highly competitive, and we expect that competition will intensify in the future. In the area of Internet banking, we primarily compete with other companies that provide outsourced Internet banking services to financial institutions, including FundsXpress, HomeCom, Financial Fusion (a subsidiary of Sybase), NetZee, Online Resources, Q-Up (a subsidiary of S1 Corporation) and Virtual Financial. Also, vendors such as Corillian, Integrion and S1 Corporation, who primarily target the largest financial institutions, occasionally compete with us for financial institution customers. In addition, several of the vendors offering data processing services to financial institutions offer their own Internet banking solutions, including EDS, Fiserv, Jack Henry and M&I Data Services. Local competition for Internet banking services is provided by more than 100 smaller online service outsourcing companies located throughout the United States.

  Our primary competition for providing the business banking services that financial institutions offer their commercial customers are vendors of cash management systems for large corporations such as ADP, Magnet and Politzer & HANEY.

  We also face potential indirect competition from Internet portals such as E*TRADE and Yahoo! which might serve as an alternative to financial institutions' web sites, particularly for bill presentment services. In addition, we could experience competition from our customer financial institutions and potential customers who develop their own online banking solutions. Rather than purchasing Internet banking products and services from third-party vendors, financial institutions could develop, implement and maintain their own services and applications. We can give no assurance that these financial institutions will perceive sufficient value in our products and services to justify investing in them.

  We believe that our ability to compete successfully depends upon a number of factors, including:

  . our market presence with financial institutions and related scale advantages;

  . the reliability, security, speed and capacity of our systems and technical infrastructure;

  . the comprehensiveness, scalability, ease of use and service level of our products and services;

  . our ability to interface with vendors of data processing software and services;

  . our pricing policies and the pricing policies of our competitors and suppliers;

  . the timing of introductions of new products and services by us and our competitors; and

  . our ability to support unique customer requirements.

  We expect competition to increase significantly as new companies enter our market and current competitors expand their product lines and services.

Government Regulation

  The financial services industry is subject to extensive and complex federal and state regulation. Our current and prospective customers, which consist of financial institutions such as commercial banks, savings and loans, credit unions, thrifts, securities brokers, finance companies, other loan originators, insurers and other providers of financial services, operate in markets that are also subject to rigorous regulatory oversight and supervision. Our customers must ensure that our services and related products work within the extensive and evolving regulatory requirements applicable to them, including those under federal and state truth-in-lending and truth-in-deposit rules, usury laws, the Equal Credit Opportunity Act, the Fair Housing Act, the Electronic Fund Transfer

Act, the Fair Credit Reporting Act, the Bank Secrecy Act, the Real Estate Settlement Procedure Act, the Bank Service Corporation Act, the Community Reinvestment Act and other state and local laws and regulations. The compliance of our products and services with these requirements depends on a variety of factors including the particular functionality, the interactive design and the classification of the customer. Our financial services customers must assess and determine what is required of them under these regulations and are responsible for ensuring that our system and the design of their web sites conform to their regulatory needs. We do not make representations to customers regarding applicable regulatory requirements, and rely on each customer to identify its regulatory issues and to adequately specify appropriate responses. It is not possible to predict the impact that any of these regulations could have on our business.

  We are not licensed by the Office of the Comptroller of the Currency, the Board of Governors of the Federal Reserve System, the Office of Thrift Supervision, the National Credit Union Administration or other federal or state agencies that regulate or supervise depository institutions or other providers of financial services. We are subject to examination by federal depository institution regulators under the Bank Service Company Act, the Examination Parity and Year 2000 Readiness for Financial Institutions Act and the Gramm Leach Bliley Act of 1999. These regulators have broad supervisory authority to remedy any shortcomings identified in any such examination. We are also subject to encryption and security export laws and regulations which, depending on future developments, could render our business or operations more costly, less efficient or impossible.

  Federal, state or foreign authorities could adopt laws, rules or regulations affecting our business operations, such as requiring us or our customers to comply with data, record keeping and other processing requirements. We may become subject to additional regulation as the market for our business evolves. It is possible that laws and regulations may be enacted with respect to the Internet, covering issues such as end user privacy, pricing, content, characteristics, taxation and quality of services and products. Existing regulations may be modified. For example, we are not subject to the disclosure requirements of Regulation E of the Federal Reserve Board under the Electronic Fund Transfer Act, because we do not agree with consumers to provide them with electronic funds transfer services or provide access devices such as cards, codes or other means of accessing accounts to initiate electronic funds transfers. Regulation E regulates certain electronic funds transfers made by providers of access devices and electronic fund transfer services. Under Regulation E, our customers are required, among other things, to provide certain disclosures to retail customers using electronic transfer services, to comply with certain notification periods regarding changes in the terms of service provided and to follow certain procedures for dispute resolutions. The Federal Reserve Board could adopt new rules and regulations for electronic funds transfers that could lead to increased operating costs and could also reduce the convenience and functionality of our services, possibly resulting in reduced market acceptance. If enacted or deemed applicable to us, the laws, rules or regulations applicable to financial services activities could render our business or operations more costly, burdensome, less efficient or impossible. We cannot assure that federal, state or foreign governmental authorities will not adopt new regulations addressing electronic financial services or operations generally that could require us to modify our current or future products and services. The adoption of laws or regulations affecting our business or our customer financial institutions' business could have a material adverse effect on our business, financial condition and operating results.

  A number of proposals at the federal, state and local level and by certain foreign governments would, if enacted, expand the scope of regulation of Internet-based financial services and could impose taxes on the sale of goods and services and certain other Internet activities. Any development that substantially impairs the growth of the Internet or its acceptance as a medium for transaction processing could have a material adverse effect on our business, financial condition and operating results.

Proprietary Rights

  Although we believe that our success is more dependent upon our technical expertise than our proprietary rights, our future success and ability to compete are dependent in part upon our proprietary technology. We have filed an application to register Digital Insight as our trademark. None of our technology is currently patented. Instead, we rely on a combination of contractual rights and copyright, trademark and trade secret laws to establish and protect our proprietary technology. We generally enter into confidentiality agreements with our employees, consultants, resellers, customers and potential customers. We also limit access to and distribution of our source code, and further limit the disclosure and use of other proprietary information. We cannot assure that the steps taken by us in this regard will be adequate to prevent misappropriation of our technology or that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain or use our products or technology. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States.

Employees

  As of June 30, 2000, we had a total of 376 full-time employees, including 130 in operations, 76 in sales and marketing, 112 in research and development and 58 in finance and administration. None of our work force is currently unionized. We have not experienced any work stoppages and consider our relations with our employees to be good.

Recent Developments

  Acquisition of nFront, Inc.

  On February 10, 2000, we completed our acquisition of nFront, Inc., a provider of Internet banking and related financial services to small to mid-sized banks. Through the transaction, we expanded our client base, increased the number of data processing vendor interfaces that we support and acquired complementary technology. As a result of the acquisition, we now have interfaces with data processing vendors providing coverage of more than 80% of community financial institutions.

  The technology acquired from nFront is based on a system architecture that is commonly referred to as a "fat server" design. A "server" is the computer or collection of computers that store information and handle data processing functions. A "fat server" refers to a server that has been configured to handle significant volumes of data storage and retrieval, as well as complex data processing functions. With "fat server" architecture, the system utilizes a relational database located on our system server to receive and store customer data from a financial institution's core computer system. This data storage architecture allows our system to store and organize the financial institution customer's account data locally, without a continuous, direct connection between the customer and the financial institution's core system.

  The fat server architecture allows us to provide an alternative to our real time architecture. The fat server technology provides the following benefits:

  . Access to historical financial information. Information stored on the fat server allows a customer to generate consolidated reports on financial transactions spanning an extended period of time. Our fat server system currently stores up to two years of customer data, whereas "thin server" systems typically provide access to 60 to 90 days of financial data.

  . Analysis of customer information. A fat server solution enhances the financial institution's ability to extract and analyze relevant customer account information and more efficiently cross-sell products.

  . Effective consolidation of financial services. The fat server enables consolidation of the customer's financial data from disparate host systems in one place. These host systems include banking, brokerage and insurance financial data.

  Acquisition of 1View Network Corporation

  On June 21, 2000, we completed our acquisition of 1View Network, an Internet content aggregation company specializing in the development of systems and services for web portals and financial institutions. 1View Network's products center around two emerging industries: electronic bill presentment and payment and electronic account information aggregation from disparate sources. With the acquisition of 1View Network's product lines, we are now able to provide our financial institutions with the technology to offer web-based personal financial management products to their customers. These products allow customers to consolidate and manage multiple accounts and financial relationships in one convenient website and allow financial institutions to provide consolidated bill presentment and payment to those customers.

Facilities

  Our principal offices currently occupy approximately 46,000 square feet in Calabasas, California, pursuant to a lease and sublease that expire in 2003. One of our principal data centers is located in this facility. We have entered into an agreement to lease approximately 52,130 square feet of office space in Westlake Village, California. This facility is under construction and is expected to be completed in August 2000. Under the lease agreement, which expires March 31, 2005, we paid the first month's rent and are currently paying only operating expenses. The base rent is abated through the end of August 2000.

  We also occupy properties in San Francisco, California, and Athens and Norcross, Georgia under leases we assumed in connection with our recent acquisitions. In addition, we currently lease approximately 58,672 square feet of office space in Norcross, Georgia where we plan to relocate the Norcross data center upon the completion of construction, which is estimated to take place September 2, 2000. The lease expires on July 5, 2005.

  We believe that suitable additional or alternative space will be available in the future on commercially reasonable terms as needed.

Legal Proceedings

  From time to time we may be involved in litigation arising in the normal course of our business. We are not a party to any litigation, individually or in the aggregate, that we believe would have a material adverse effect on our financial condition or results of operations.

                                  MANAGEMENT

Executive Officers, Directors and Key Employees

  The following table sets forth information regarding the executive officers, directors and key employees of Digital Insight as of June 30, 2000:

                Name              Age                  Position
                ----              ---                  --------
   John Dorman...................  49 Chairman of the Board, Chief Executive
                                      Officer and President

   Brady L. "Tripp" Rackley III..  29 Vice Chairman of the Board

   Paul Fiore....................  35 Executive Vice President, Co-Founder and
                                      Director

   Meheriar Hasan................  41 Senior Vice President, Product Management
                                      & Engineering

   Kevin McDonnell...............  38 Senior Vice President, Finance &
                                      Administration, Chief Financial Officer,
                                      Secretary and Director

   Steven Reich..................  40 Senior Vice President, Sales & Marketing

   Stephen Zarate................  53 Senior Vice President, Operations and
                                      Chief Information Officer

   Vincent R. Brennan............  37 Vice President, Sales

   Daniel Jacoby.................  34 Vice President and Co-Founder

   Steven S. Neel................  30 Vice President, Operations Administration

   Lois E. Peck..................  47 Vice President, Customer Service

   Paul D. Witman................  39 Vice President, Engineering

   John Jarve(1)(2)..............  44 Director

   James McGuire(1)(2)...........  56 Director

   Robert North(1)(2)............  64 Director

--------
(1) Member of the audit committee.
(2) Member of the compensation committee.

  John Dorman. Mr. Dorman has been our President and Chief Executive Officer and a director since October 1998. Mr. Dorman was appointed Chairman of the Board in June 1999. Prior to his appointment as our President and Chief Executive Officer, Mr. Dorman was Senior Vice President for Oracle Worldwide Financial Services from August 1997 to October 1998. Prior to joining Oracle, Mr. Dorman was founder, President, and Chief Executive Officer of Treasury Services Corporation, known as TSC, a provider of management information solutions to the financial services industry, from 1983 to 1997. TSC was sold to Oracle in 1997. Prior to serving at TSC, Mr. Dorman spent 11 years in the banking industry as a senior financial executive for Union Bank of California. Mr. Dorman holds a BA degree in business administration and philosophy from Occidental College and an MBA in finance from the University of Southern California.

  Brady L. "Tripp" Rackley III. Mr. Rackley has served as Vice Chairman of our Board of Directors since February 2000, following the acquisition of nFront, Inc. Mr. Rackley was the founder of nFront and served as its Chairman of the Board and Chief Executive Officer since its inception in 1996. Prior to forming nFront, Mr. Rackley served as Chief Operating Officer of LeapFrog Technologies, Inc., a software development company, from October 1995 until February 1996, and as Vice President, Development of Systeme Corp., a software development company, from December 1992 until September 1995. Mr. Rackley graduated from Georgia Institute of Technology with an industrial engineering degree and has post-graduate studies in business and human computer interface at the University of Central Florida.

  Paul Fiore. Mr. Fiore has served as our Executive Vice President since October 1998. He is a co-founder of Digital Insight and has served as a director since March 1997. From March 1997 to October 1998, Mr. Fiore was President of Digital Insight and from July 1995 to March 1997, Mr. Fiore served as President of Digital Insight LLC, the predecessor of Digital Insight. Prior to co-founding Digital Insight LLC in July 1995, Mr. Fiore was Vice President, Strategy & Plans for XP Systems, a provider of turn-key data processing solutions for credit unions, from March 1994 to July 1995. Before joining XP Systems, Mr. Fiore was Vice President and Chief Financial Officer for AT&T Employees Federal Credit Union from October 1989 to March 1994. Prior to joining AT&T, Mr. Fiore was a financial analyst for Lehman Brothers. Mr. Fiore graduated from New York University with a BS degree in management and finance.

  Meheriar Hasan. Mr. Hasan has served as our Senior Vice President, Product Management & Engineering since February 2000 and as our Vice President, Product Management from July 1999 to February 2000. Prior to joining Digital Insight, Mr. Hasan was Senior Vice President, Strategic Marketing for Transamerica Corporation from June 1996 to July 1999. Prior to joining Transamerica, Mr. Hasan served as Director of Consulting for TSC, a provider of management information solutions to the financial services industry, from November 1994 to June 1996. Prior to joining TSC, Mr. Hasan served in a variety of management roles for American Savings Bank from November 1986 to November 1994. Mr. Hasan holds a BA in Economics and an MS in Finance from the University of Arizona.

  Kevin McDonnell. Mr. McDonnell has served as our Senior Vice President, Finance & Administration since February 2000, as Chief Financial Officer and Secretary since joining Digital Insight in March of 1999 and as a director since May 2000. Prior to joining Digital Insight, Mr. McDonnell was Executive Vice President and Chief Financial Officer for Rockford Industries, a specialty finance company, from July 1997 to February 1999. From October 1995 to July 1997, Mr. McDonnell served as Vice President and Chief Financial Officer for Printrak International, a provider of automated fingerprint identification systems. From October 1992 to October 1995, Mr. McDonnell served as Vice President and Chief Financial Officer of Mobile Technology, Inc., a medical services company. Mr. McDonnell has a BA degree in business administration from Loyola Marymount University and a JD degree from Loyola Law School.

  Steven Reich. Mr. Reich has served as our Senior Vice President, Sales & Marketing since February 2000, and as our Vice President of Sales and Marketing from May 1998 to February 2000. Prior to joining Digital Insight, Mr. Reich served as a management consultant for, and spent ten years from 1987 to 1997 with, TSC, a provider of management information solutions to the financial services industry, in a variety of management roles. Before joining TSC, Mr. Reich worked at the consulting firm of Kaplan Smith and Associates as a Senior Consulting Associate. He holds a BS degree in business administration from Arizona State University and an MBA from Claremont Graduate School.

  Stephen Zarate. Mr. Zarate has served as our Senior Vice President, Operations since February 2000 and as our Chief Information Officer since joining Digital Insight in March 1999. Prior to joining Digital Insight, Mr. Zarate was Chief Information Officer for PeopleSoft from June 1993 to March 1999, where he was responsible for the company's worldwide internal applications, communications, infrastructure and technology. Prior to joining PeopleSoft, Mr. Zarate was the Managing Director of Golden Gate Bank from October 1988 to April 1993. Mr. Zarate has a BA degree in political science and history from San Francisco State University.

  Vincent R. Brennan. Mr. Brennan has served as our Vice President, Sales since February 2000, following the merger with nFront. Mr. Brennan served as Senior Vice President--Sales of nFront from March 1999 to February 2000. From September 1998 until March 1999, he served as Senior Vice President--Sales and Marketing of nFront. Prior to joining nFront, Mr. Brennan was employed by John
H. Harland Co. from June 1986 until September 1998, serving as Senior Vice President--Sales, managing the financial markets division from December 1995 until September 1998 and as Vice President from April 1993 until December 1995. Mr. Brennan received a BA degree in business administration from the University of Connecticut.

  Daniel Jacoby. Mr. Jacoby is a co-founder of Digital Insight and has served as Vice President since June 2000. He served as Vice President, New Ventures Technology from February 2000 to June 2000. He served as our Vice President and Chief Technology Officer from March 1997 to February 2000. From July 1995 to March 1997, Mr. Jacoby served as Chief Technology Officer of Digital Insight LLC. Prior to co-founding Digital Insight in 1995, Mr. Jacoby served in various technical and managerial positions for XP Systems from February 1989 to June 1995. Mr. Jacoby holds a BS degree in biomechanical engineering from the University of California, San Diego.

  Steven S. Neel. Mr. Neel has served as our Vice President, Operations Administration since February 2000, following the merger with nFront. Mr. Neel served as Senior Vice President--Operations of nFront from July 1996 to February 2000. Prior to joining nFront, he served as Vice President-- Implementations of LeapFrog Technologies, Inc., a software development company, from October 1995 until July 1996. Prior to joining LeapFrog Technologies, Inc., Mr. Neel was a partner from April 1993 until October 1995 in an Atlanta-based consulting firm where he obtained experience in the financial services industry. Mr. Neel received a BA degree in management from the Georgia Institute of Technology.

  Lois E. Peck. Ms. Peck has served as our Vice President, Customer Service since July 2000 and as Director, Customer Service from February 2000 to July 2000. From February 1994 to February 2000, Ms. Peck served as Senior Vice President, Retail Operations for Fidelity Federal Bank in Glendale, California. Prior to joining Fidelity Federal Bank, Ms. Peck worked at Great Western Bank from August 1980 to February 1994 in various positions, including as Vice President, Checking and Savings Services from October 1989 to February 1994 and as Vice President, Retirement Plans Department from May 1984 to October 1989. Ms. Peck received a BS degree in Psychology from Virginia Commonwealth University and an MBA from California State University, Northridge.

  Paul D. Witman. Mr. Witman has served as our Vice President, Engineering since June 2000. Prior to joining Digital Insight, Mr. Witman was with Citicorp for 17 years, serving in various engineering and managerial positions, most recently as Director, Global Delivery Systems. Mr. Witman received a BS degree in Math and Computer Science from UCLA and an MS in Computer Information Systems from Claremont Graduate School.

  John Jarve. Mr. Jarve has been a director of Digital Insight since March 1997. He is a general partner and managing director of Menlo Ventures, a venture capital firm, where he has been employed since 1985. Mr. Jarve currently serves as a director of iBasis, Inc. and several privately held companies, and also as a trustee of the Massachussetts Institute of Technology. Mr. Jarve holds BS and MS degrees in electrical engineering from the Massachusetts Institute of Technology and an MBA from the Graduate School of Business at Stanford University.

  James McGuire. Mr. McGuire has been a director of Digital Insight since March 1997 and served as Chairman of the Board from our inception until June 1999. Mr. McGuire has served as President of NJK Holding Corporation, an investment company, since 1992. Mr. McGuire currently serves as a director for Sylvan Learning Systems, a provider of educational services. Mr. McGuire holds a BBA in finance from the University of Notre Dame.

  Robert North. Mr. North has been a director of Digital Insight since June 1997. Mr. North is currently Chairman of the Board of HNC Software, a provider of predictive software solutions, and served as the Chief Executive Officer of HNC Software from 1987 to January 2000. Mr. North is also a director of Peerless Systems, a provider of software-based embedded imaging systems, and Abacus Direct, a provider of information products and marketing research services. Mr. North holds BS and MS degrees in electrical engineering from Stanford University.

Board Composition

  We currently have seven directors. Our board of directors is divided into three classes, and each member serves for a staggered three-year term. The Board is currently comprised of two Class I directors (Kevin McDonnell and Brady L. "Tripp" Rackley III), two Class II directors (Paul Fiore and John Jarve) and three Class III directors (John Dorman, James McGuire and Robert North). At each annual meeting of stockholders, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. The terms of the Class I directors, Class II directors and Class III directors will expire upon the election and qualification of successor directors at the 2003, 2001 and 2002 annual meeting of stockholders, respectively. Any additional directorships will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or our company. Our directors may be removed for cause by the affirmative vote of the holders of a majority of our common stock.

Board Committees

  There are two standing committees of our board of directors: the compensation committee and the audit committee. Both committees consist of Messrs. Jarve, McGuire and North. The compensation committee makes recommendations regarding our stock option plans and all matters concerning executive compensation. The audit committee approves our independent auditors, reviews the results and scope of annual audits and any other accounting-related services, and evaluates our internal controls.

Director Compensation

  We do not pay any compensation to directors for serving in that capacity. Directors are reimbursed for all reasonable expenses incurred by them in attending board and committee meetings. The board of directors has the discretion to grant options and rights to directors under our 1997 Stock Plan and our 1999 Stock Plan. Employee directors are also eligible to participate in our 1999 Employee Stock Purchase Plan. See "--Employee Benefit Plans."

Compensation Committee Interlocks and Insider Participation

  The compensation committee consists of Messrs. Jarve, McGuire and North, none of whom is an employee of Digital Insight. None of our executive officers serves as a director or member of the compensation committee or other board committee performing equivalent functions of another entity that has one or more executive officers serving on the board of directors or compensation committee of Digital Insight.

Executive Compensation

  The following table sets forth information concerning the compensation earned during the fiscal year ended December 31, 1999 by our Chief Executive Officer and each of our other four most highly compensated executive officers who earned more than $100,000 during the fiscal year ended December 31, 1999.

                          Summary Compensation Table

               for Fiscal Years Ended December 31, 1999 and 1998

                                                                       Long-Term
                                                                     Compensation
                                                                         Awards
                                                         Annual       ------------
                                       Fiscal Year    Compensation     Securities   All Other
Name and Principal                        Ended     -----------------  Underlying  Compensation
Position(1)                            December 31,  Salary   Bonus     Options        (2)
------------------                     ------------ -------- -------- ------------ ------------
John Dorman(3)......................       1999     $225,000 $123,751       --         $627
  Chairman, Chief Executive                1998       56,250   28,125   690,000         157
  Officer and President
Stephen Zarate(4)...................       1999      145,833   96,251   286,285         627
  Senior Vice President, Operations        1998          --       --        --          --
  and Chief Information Officer
Kevin McDonnell(5)..................       1999      130,625   90,751   115,000         627
  Senior Vice President, Finance &         1998          --       --        --          --
  Administration, Chief Financial
  Officer and Secretary
Steven Reich(6).....................       1999      150,000   82,500       --          627
  Senior Vice President,                   1998       96,635   25,000   115,000         366
  Sales & Marketing
Paul Fiore(7).......................       1999      145,000   79,751       --          616
  Executive Vice President                 1998      140,000   20,000       --          616
  and Co-Founder

--------
(1) This table excludes information for Brady L. "Tripp" Rackley III, Vice Chairman, who joined Digital Insight in February 2000, and for Meheriar Hasan, Senior Vice President, Product Management & Engineering, who joined Digital Insight in July 1999. Mr. Rackley's annualized salary for 2000 is $215,000. Mr. Hasan's annualized salary for 1999 was $180,000. Mr. Hasan was also granted an option to purchase 90,000 shares of our common stock in 1999.
(2) Consists of premiums paid by us for term life insurance.
(3) Mr. Dorman joined Digital Insight in October 1998. His annualized salary for 1998 was $225,000.
(4) Mr. Zarate joined Digital Insight in March 1999. His annualized salary for 1999 was $175,000.
(5) Mr. McDonnell joined Digital Insight in March 1999. His annualized salary for 1999 was $165,000.
(6) Mr. Reich joined Digital Insight in May 1998. His annualized salary for 1998 was $150,000.
(7) Mr. Fiore served as Digital Insight's President from inception until October 1998.

Option Grants in Last Fiscal Year

  The following table sets forth stock options and stock purchase rights granted to each of the executive officers named in the Summary Compensation Table during the fiscal year ended December 31, 1999. A total of 491,285 options and stock purchase rights were granted in 1999 under our 1997 Stock Plan and 1999 Stock Plan. No stock appreciation rights were granted in 1999.

  Options and stock purchase rights were granted at an exercise price equal to the fair market value of our common stock, as determined by the board of directors, on the date of grant. In making this determination, the board considered a number of factors, including:

  .  our historical and prospective future revenue and profitability;

  .  our cash balance and rate of cash consumption;

  .  the development and size of the market for our products;

  .  the status of our financing activities;

  .  the stability and tenure of our management team; and

  .  the breadth of our product offerings.

  The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not reflect Digital Insight's projections or estimates of future stock price growth.

                                                                       Potential Realizable
                                       Individual Grants                 Value at Assumed
                         ---------------------------------------------        Annual
                         Number of   Percent of                        Rates of Stock Price
                         Securities Total Options Exercise               Appreciation for
                         Underlying  Granted to    or Base                  Option Term
                          Options   Employees in  Price Per Expiration ---------------------
Name                      Granted    Fiscal Year    Share      Date       5%         10%
----                     ---------- ------------- --------- ---------- --------- -----------
John Dorman.............      --          -- %      $ --         --    $     --  $       --
Stephen Zarate..........  286,285       25.54        2.25    3/30/09     405,097   1,026,595
Kevin McDonnell.........  115,000       10.26        2.25    3/30/09     162,726     412,381
Steven Reich............      --          --          --         --          --          --
Paul Fiore..............      --          --          --         --          --          --

Aggregated Option Exercises in Last Fiscal Year and Year-End Option Values

  The following table sets forth, for each of the executive officers named in the Summary Compensation Table, certain information concerning the number and value of shares acquired upon exercise of stock options and stock purchase rights in 1999, as well as the number of shares subject to both exercisable and unexercisable stock options at December 31, 1999. Also reported are values for "in-the-money" options that represent the positive spread between the respective exercise prices of outstanding stock options and the closing price of our common stock on December 31, 1999.

                                                      Number of
                                                Securities Underlying   Value of Unexercised In-
                                               Unexercised Options at     the-Money Options at
                           Shares                 Fiscal Year-End            Fiscal Year-End
                         Acquired on  Value   ------------------------- -------------------------
Name                      Exercise   Realized Exercisable Unexercisable Exercisable Unexercisable
----                     ----------- -------- ----------- ------------- ----------- -------------
John Dorman (1).........   115,000     $--      167,708      407,292    $6,310,014   $15,324,362
Stephen Zarate..........       --       --          --       286,285           --     10,413,617
Kevin McDonnell.........       --       --          --       115,000           --      4,183,125
Steven Reich............       --       --       16,770       69,480       639,356     2,648,925
Paul Fiore..............       --       --          --           --            --            --

--------
(1) In February 1999, John Dorman, our Chairman, Chief Executive Officer and President, exercised a stock purchase right to purchase an aggregate of 115,000 shares of common stock at a price of $1.00 per share. The fair market value of such shares at the time of exercise was $1.00 per share.

Employment and Change of Control Agreements

  As of December 31, 1999, John Dorman, our Chairman, Chief Executive Officer and President, had an outstanding option to purchase 575,000 shares of common stock. Under the terms of Mr. Dorman's option agreement with Digital Insight, 25% of the shares subject to the option vested on October 13, 1999 and 1/48 of the shares vest at the end of each calendar month thereafter, provided that 50% of the then unvested portion of the option will accelerate and immediately vest if a change in control of Digital Insight occurs. As of December 31, 1999, 167,708 shares were vested under this option.

  Three of our current officers, Kevin McDonnell, our Senior Vice President, Finance & Administration, Chief Financial Officer and Secretary, Meheriar Hasan, our Senior Vice President, Product Management & Engineering, and Stephen Zarate, our Senior Vice President, Operations and Chief Information Officer, were hired in 1999 and have been granted options to purchase shares of our common stock. Under the terms of each of their option agreements with Digital Insight, 50% of the then unvested portion of the options will accelerate and immediately vest if a change in control of Digital Insight occurs. As of December 31, 1999, none of the shares subject to these options were vested.

  Brady L. "Tripp" Rackley III and Digital Insight are parties to an employment agreement dated February 10, 2000, which has the following terms:

  . The agreement will terminate on February 10, 2001, but will be automatically extended for an additional one year term, unless both parties agree not to extend the agreement.

  . Mr. Rackley will receive an annual base salary of $215,000. Mr. Rackley will also be entitled to receive an annual bonus of up to 50% of his base salary based on performance milestones to be mutually agreed upon by Mr. Rackley and the board of directors.

  . Mr. Rackley will be eligible to receive management stock option grants consistent with options granted to other top executives in the company.

  . If we terminate Mr. Rackley's employment for reasons other than cause or if Mr. Rackley terminates his employment for good reason, he will be entitled to receive 12 months of his base salary, plus bonus pro rated through the date of termination, and continued health coverage and benefits for 12 months.

  . In order to receive severance payments and benefits, Mr. Rackley is prohibited from competing with, or soliciting employees from, Digital Insight for a period equal to the later of 12 months from the termination date or two years from the date of the agreement.

Employee Benefit Plans

  1997 Stock Plan

  A total of 3,000,000 shares of common stock have been reserved for issuance under our 1997 Stock Plan, as amended. Under the 1997 Stock Plan, as of December 31, 1999, options to purchase 1,963,276 shares were outstanding, 966,104 shares of common stock had been purchased following exercises of stock options and stock purchase rights, or SPRs, and 70,620 shares were available for future grant. We do not plan to grant any additional options or SPRs under this plan following this offering.

  The 1997 Stock Plan provides for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code, nonstatutory stock options and SPRs to our employees, directors and consultants. Nonstatutory stock options and SPRs may be granted to our employees, directors and consultants. Incentive stock options may be granted only to employees. The 1997 Stock Plan is administered by the board of directors, or a committee appointed by the board of directors, which determines the terms of options granted, including the exercise price and the number of shares subject to each option. The administrator also determines the schedule upon which options become exercisable. Generally, initial options granted to an employee under the 1997 Stock Plan vest 25% after the first year of employment and monthly thereafter for 36 months, and subsequent grants to an employee vest monthly over 48 months from the date of grant. The maximum term of options granted under the 1997 Stock Plan is ten years.

  Options and SPRs granted under the 1997 Stock Plan are not transferable by the optionee except by will or by the laws of descent or distribution, and each option and SPR is exercisable during the lifetime of the optionee only by that optionee. Options granted under the 1997 Stock Plan must generally be exercised within three months after the end of optionee's status as our employee, director or consultant, or within 12 months after the optionee's termination by disability or death, to the extent the optionee is vested on the date of termination. However, an option may not be exercised later than the expiration of the option's term.

  The 1997 Stock Plan provides that if we merge with or into another corporation, or sell all or substantially all of our assets, each outstanding option and SPR must be assumed or an equivalent option substituted for by the successor corporation or a parent or subsidiary of the successor corporation. If the outstanding options and SPRs are not assumed or substituted for, the optionee will fully vest in and have the right to exercise the option or SPR as to all of the optioned stock, including shares as to which it would not otherwise be exercisable. The administrator shall notify the optionee that the option or SPR shall be fully exercisable for a period of 15 days from the date of the notice, and the option or SPR will terminate upon the expiration of this period. If a dissolution or liquidation is proposed, the board of directors, or any of its committees, in its discretion may accelerate the vesting of any outstanding option or SPR before the effective date of the proposed transaction.

  1999 Stock Plan

  Our 1999 Stock Plan was adopted by the board of directors in June 1999 and was approved by the stockholders in July 1999. In February 2000, our stockholders voted to increase the shares available for issuance under the 1999 Stock Plan. As a result, a total of 2,500,000 shares of common stock, plus annual increases beginning on March 1, 2001, equal to the lesser of 750,000 shares, 5% of our shares on that date or a lesser amount determined by the board of directors, are currently reserved for issuance under our 1999 Stock Plan. As of December 31, 1999, under the 1999 Stock Plan, options to purchase 668,225 shares (including 589,225 shares in the nFront option plan as of December 31, 1999) were outstanding and 828,132 shares were available for future grants. Unless terminated sooner, the 1999 Stock Plan will terminate automatically in June 2009.

  The 1999 Stock Plan provides for the discretionary grant of incentive stock options to employees and the grant of nonstatutory stock options and SPRs to employees, directors and consultants.

  The 1999 Stock Plan may be administered by the board of directors or a committee of the board. The administrator has the power to determine the terms of the options or SPRs granted, including:

  .  the exercise price of the option or SPR;

  .  the number of shares subject to each option or SPR;

  .  the exercisability thereof; and

  .  the form of consideration payable upon exercise.

  In addition, the administrator has the authority to amend, suspend or terminate the 1999 Stock Plan, provided that this action shall not impair the rights of any optionee, unless mutually agreed upon in writing.

  The exercise price of all incentive stock options granted under the 1999 Stock Plan must be at least equal to the fair market value of the common stock on the date of grant. The exercise price of nonstatutory stock options and SPRs granted under the 1999 Stock Plan is determined by the administrator, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code, the exercise price must be at least equal to the fair market value of the common stock on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option granted must be at least equal 110% of the fair market value on the grant date and the term of this incentive stock option must not exceed five years. The term of all other incentive stock options granted under the 1999 Stock Plan may not exceed ten years.

  In the case of SPRs, unless the administrator determines otherwise, the restricted stock purchase agreement will grant us a repurchase option exercisable upon the voluntary or involuntary termination of the purchaser's service with us for any reason, including death or disability. The purchase price for shares repurchased under the restricted stock purchase agreement will be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to us. The repurchase option will lapse at a rate determined by the administrator.

  Options and SPRs granted under the 1999 Stock Plan are generally not transferable by the optionee, except by will or the laws of descent or distribution, and are exercisable during the lifetime of the optionee only by that optionee. Options granted under the 1999 Stock Plan must generally be exercised within three months after the end of optionee's status as an employee, director or consultant of our company, or within 12 months after the optionee's termination by disability or death, but in no event later than the expiration of the option's term.

  The 1999 Stock Plan provides that in the event of a merger of our company with or into another corporation, or a sale of substantially all of our assets, each outstanding option and SPR must be assumed or an equivalent option substituted for by the successor corporation or a parent or subsidiary of the successor corporation. If the outstanding options and SPRs are not assumed or substituted for, the optionee will fully vest in and have the right to exercise the option or SPR as to all of the optioned stock, including shares as to which it would not otherwise be exercisable. The administrator shall notify the optionee that the option or SPR shall be fully exercisable for a period of 15 days from the date of the notice, and the option or SPR will terminate upon the expiration of this period. In the event of our proposed dissolution or liquidation, the board of directors, or any of its committees, in its discretion may accelerate the vesting of any outstanding option or SPR prior to the effective date of the proposed transaction.

  1999 Stock Option Plan

  In connection with the acquisition of 1View Network, our board of directors approved the assumption of 1View Network's 1999 Stock Option Plan. A total of 452,075 shares of our common stock, stated on a converted basis, have been reserved for issuance under the 1999 Stock Plan, of which 57,624 shares are currently available for future grants. Upon the closing of the 1View Network acquisition, the board amended the terms of the 1999 Stock Option Plan to provide substantially the same terms as our 1999 Stock Plan.

  1999 Employee Stock Purchase Plan

  Our 1999 Employee Stock Purchase Plan, or the 1999 Purchase Plan, was adopted by the board of directors in June 1999 and was approved by the stockholders in July 1999. A total of 300,000 shares of common stock has been reserved for issuance under the 1999 Purchase Plan, plus annual increases beginning on March 1, 2001, equal to the lesser of 300,000 shares, 2% of the outstanding shares or a lesser amount determined by the board of directors. As of June 30, 2000, 260,375 shares remain available under the 1999 Purchase Plan.

  The 1999 Purchase Plan, which is intended to qualify under Section 423 of the Internal Revenue Code, contains successive, overlapping twenty-four month offering periods. The offering periods generally start on the first trading day on or after May 1 and November 1 of each year and end on the last trading day of that twenty-four month period. Each offering period contains four six-month purchase periods. The first offering period commenced on the effective date of our initial public offering and ends on the last trading day on or before October 31, 2001.

  Employees are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, the 1999 Purchase Plan excludes from participation any employee who:

  . immediately after the grant, owns stock and/or options to purchase stock representing 5% or more of the total combined voting power or value of all classes of our capital stock; or

  . has rights to purchase stock under all of our employee stock purchase plans that accrue at a rate that exceeds $25,000 worth of stock for each calendar year.

  The 1999 Purchase Plan permits participants to purchase common stock through payroll deductions of up to 15% of the participant's "compensation." Compensation is defined as the participant's base straight time gross earnings and commissions, excluding payments for overtime shift premium, incentive compensation, incentive payments, bonus and any other compensation. The maximum number of shares a participant may purchase during a single purchase period is 5,000 shares.

  Amounts deducted and accumulated by the participant are used to purchase shares of common stock at the end of each offering period. The price of stock purchased under the 1999 Purchase Plan is 85% of the lower of the fair market value of the common stock at the beginning or end of the offering period. In the event the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, the participants will be withdrawn from the current offering period following exercise and automatically re-enrolled in a new offering period. The new offering period will use the lower fair market value as of the first date of the new offering period to determine the purchase price for future purchase periods. Participants may end their participation at any time during an offering period, and they will be paid their payroll deductions credited to their account without interest. Upon termination of employment a participant will be deemed to have elected to withdraw from the 1999 Purchase Plan.

  Payroll deductions credited to a participant's account and any rights granted under the 1999 Purchase Plan are not transferable by a participant other than by will, the laws of descent and distribution, or as otherwise provided under the 1999 Purchase Plan. The 1999 Purchase Plan provides that, in the event of our merger with or into another corporation or a sale of substantially all of our assets, each outstanding option may be assumed or substituted for by the successor corporation. If the successor corporation refuses to assume or substitute for the outstanding options, the offering period then in progress will be shortened and a new exercise date will be set. In addition, in the event of a proposed dissolution or liquidation of us, the offering period then in progress will be shortened and a new exercise date will be set.

  The board of directors has the authority to amend or terminate the 1999 Purchase Plan, except that this action may not make a change in any option previously granted which may adversely affect the rights of any participant, provided that the board of directors may terminate an offering period on any exercise date if the Board determines that the termination of the 1999 Purchase Plan is in our best interests and our stockholders' best interests. The 1999 Purchase Plan became effective on the consummation of our initial public offering and will terminate ten years after the effective date, unless sooner terminated by the board of directors.

  401(k) Plan

  We maintain a tax-qualified retirement and deferred savings plan for our employees, commonly known as a 401(k) plan. The 401(k) plan provides that each participant may contribute up to 20% of his or her pre-tax gross compensation up to a statutory limit, which was $10,000 in calendar year 1999. Under the 401(k) plan, we may make discretionary matching contributions. We made no contributions to the 401(k) plan in 1999.

Limitation of Liability and Indemnification Matters

  Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

  .  breach of their duty of loyalty to the corporation or its stockholders;

  . acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  . unlawful payments of dividends or unlawful stock repurchases or redemptions; or

  . any transaction from which the director derived an improper personal benefit.

  This limitation of liability does not apply to liabilities arising under the federal or state securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

  Our bylaws provide that we shall indemnify our directors and officers, to the maximum extent permitted by Delaware law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any current or former officer, director, employee or other agent of Digital Insight, or of another enterprise if serving at our request, for any liability arising out of his or her actions in that capacity, regardless of whether we would have the power to indemnify him or her against liability under the provisions of Delaware law.

  We have entered into agreements to indemnify our directors and executive officers, in addition to the indemnification provided for in our bylaws. These agreements, among other things, indemnify our directors and executive officers for any and all expenses such as federal, state, local or foreign taxes imposed on them as a result of the actual or deemed receipt of any payments under the indemnification agreement, judgments, fines, penalties and amounts paid in settlement, as long as the settlement is approved in advance by us, which approval shall not be unreasonably withheld, actually and reasonably incurred by the officer or director in any action or proceeding, including any action by or in the right of Digital Insight arising out of a person's services as a director, officer, employee, agent or fiduciary of Digital Insight, any subsidiary of Digital Insight or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

  At present, there is no pending litigation or proceeding involving a director or officer in which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

                             CERTAIN TRANSACTIONS

Equity Transactions

  In March 1997, we sold an aggregate of 1,111,100 shares of our Series A preferred stock at a price per share of $2.70 and issued warrants to purchase up to 763,450 shares of Series B preferred stock. These warrants were exercisable for an exercise price per share of $3.93 and have since expired unexercised. In February 1998, we sold an aggregate of 2,305,475 shares of our Series B preferred stock at a price per share of $3.47. In May 1999, we sold an aggregate of 844,036 shares of our Series C preferred stock at a price per share of $10.00. All shares of these series of preferred stock were converted into shares of common stock upon consummation of our initial public offering in October 1999. Listed below are those directors, executive officers and stockholders who beneficially own 5% or more of our securities who participated in these financings. We believe that the shares issued in these transactions were sold at the then fair market value and that the terms of these transactions were no less favorable than we could have obtained from unaffiliated third parties.

                                   Series A  Series B  Series C    Aggregate
                                   Preferred Preferred Preferred     Cash
Stockholder                          Stock     Stock     Stock   Consideration
-----------                        --------- --------- --------- -------------
Entities affiliated with Menlo
 Ventures(1)...................... 1,111,100   864,553  400,000   $9,999,969
HarbourVest Partners V-Direct
 Fund, L.P........................       --  1,440,922  101,328    6,013,280
Nasser J. Kazeminy and affiliated
 entities(2)......................       --        --   171,669    1,716,690
Edward Harris.....................       --        --    61,039      610,390
John Dorman.......................       --        --    40,000      400,000
Stephen Zarate....................       --        --    30,000      300,000
Paul Fiore........................       --        --    10,000      100,000
Daniel Jacoby.....................       --        --    10,000      100,000
Kevin McDonnell...................       --        --    10,000      100,000
Steven Reich......................       --        --    10,000      100,000

--------
(1) Consists of shares purchased by Menlo Ventures VII, L.P. and Menlo Entrepreneurs Fund VII, L.P. John Jarve, a director of Digital Insight, is a managing member of MV Management VII, LLC, the general partner of Menlo Ventures VII, L.P. and Menlo Entrepreneurs Fund VII, L.P. Mr. Jarve disclaims beneficial ownership of the shares held by these funds, except to the extent of his proportionate pecuniary interest therein.
(2) Consists of shares purchased by Nasser J. Kazeminy, The Nasser J. Kazeminy Irrevocable Trust and Yvonne P. Kazeminy-Mofrad Irrevocable Trust. Mr. Kazeminy is co-trustee of the Nasser J. Kazeminy Irrevocable Trust and Yvonne P. Kazeminy-Mofrad, the wife of Nasser J. Kazeminy, is the co-trustee of the Yvonne P. Kazeminy Irrevocable Trust. Mr. Kazeminy has shared voting authority with a co-trustee for the trust in his name. Mr. Kazeminy does not hold voting or dispositive authority over the shares held by the Yvonne P. Kazeminy Irrevocable Trust. Mr. Kazeminy disclaims beneficial ownership of the shares held by these trusts.

Stock Purchase Rights

  In October 1997, Paul Fiore, Executive Vice President, director and co-founder of Digital Insight, exercised a stock purchase right to purchase an aggregate of 309,250 shares of common stock and entered into a restricted stock purchase agreement with respect to this exercise. Mr. Fiore paid the $.30 exercise price per share for these shares by delivery of a full-recourse promissory note bearing interest at the rate of 7.0% per annum. The note is secured by the shares of common stock purchased by Mr. Fiore. As of December 31, 1999, $107,575 in unpaid principal and interest was outstanding in the aggregate under the note.

  In October 1997, Daniel Jacoby, Vice President and a co-founder of Digital Insight, exercised a stock purchase right to purchase an aggregate of 309,250 shares of common stock and entered into a restricted stock purchase agreement with respect to this exercise. Mr. Jacoby paid the $.30 exercise price per share for these shares by delivery of a full-recourse promissory note bearing interest at the rate of 7.0% per annum. The note is secured by the shares of common stock purchased by Mr. Jacoby. As of December 31, 1999, $107,575 in unpaid principal and interest was outstanding in the aggregate under the note.

  In February 1999, John Dorman, our Chairman, Chief Executive Officer and President, exercised a stock purchase right to purchase an aggregate of 115,000 shares of common stock. Mr. Dorman paid the $1.00 exercise price per share in cash.

nFront Transactions

  In January 1997, nFront entered into an agreement with a company owned by certain principal stockholders of nFront, including nFront's chief executive officer Brady L. "Tripp" Rackley III, whereby nFront would obtain certain furniture and equipment in exchange for programming services. The parties valued these assets at $83,986 and the obligation was satisfied upon the provision of $9,901 and $74,085 of programming services in 1996 and 1997, respectively.

  In October 1997, nFront loaned a stockholder $20,000, which was repaid in February 1998. The loan was unsecured and bore interest at 10.5% per annum.

  During the period from October 1997 through January 1998, nFront borrowed $90,000 from its chief executive officer, Brady L. "Tripp" Rackley III. The loans were unsecured and bore interest at 10.5% per annum, and were repaid in February 1998.

  One of nFront's stockholders was a reseller of nFront's services. During the year ended December 31, 1997, this reseller accounted for $136,872 of nFront's revenues. There were no revenues from this reseller during the years ended December 31, 1998 and 1999.

Other Transactions

  In September 1999, we entered into a software license and customization agreement with HNC Software Inc. A member of our board of directors is also the Chairman of the Board and former Chief Executive Officer of HNC Software Inc. We are obligated under the agreement to pay HNC Software Inc. a total of $1.5 million in licensing and software customization fees.

  We have entered into an indemnification agreement with each of our executive officers and directors.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth, as of March 31, 2000, and as adjusted to reflect the sale of the shares of common stock offered by this prospectus, certain information with respect to the beneficial ownership of the common stock as to:

  . each person known by us to own beneficially more than 5% of the outstanding shares of our common stock;

  .  each selling stockholder;

  . each of the executive officers named in the Summary Compensation Table above;

  .  each of our directors; and

  .  all of our directors and executive officers as a group.

  The following table does not include:

  . 3,252,143 shares of common stock subject to outstanding options as of March 31, 2000;

  . 1,248,727 shares of common stock that had been set aside for future stock options as of March 31, 2000;

  . 22,222 shares of common stock subject to an outstanding warrant as of March 31, 2000;

  . 300,000 shares of common stock that had been set aside for our employee stock purchase plan; or

  . 3,226,743 shares of common stock that had been set aside for announced acquisitions.

  Except as otherwise indicated, and subject to applicable community property laws, the persons named below have sole voting and investment power with respect to all shares of common stock held by them.

  Applicable percentage ownership in the table is based on 23,069,437 shares of common stock outstanding as of March 31, 2000. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Shares of common stock subject to options that are presently exercisable or exercisable within 60 days of March 31, 2000 are deemed outstanding for the purpose of computing the percentage ownership of the person or entity holding the options, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or entity. This table assumes no exercise of the underwriters' over-allotment option.

  Unless otherwise indicated below, each person or entity named below has an address in care of Digital Insight's principal executive offices.

                                                               Percentage of Shares
                                                                Beneficially Owned
                           Number of Shares  Shares Being ------------------------------
Name of Beneficial Owner  Beneficially Owned   Offered    Before Offering After Offering
------------------------  ------------------ ------------ --------------- --------------
Nasser J. Kazeminy......      1,059,692        115,000
AND
Exponential Partners II
 Limited Partnership....      1,986,413        215,000
                              ---------        -------
Total for Nasser J.
 Kazeminy and
 Exponential Partners II
 Limited
 Partnership(1).........      3,046,105        330,000         13.2%           10.8%
Entities affiliated with
 Menlo Ventures(2)......      2,375,653        356,348         10.3             8.0
John Jarve(2)...........      2,375,653        356,348         10.3             8.0
Brady L. "Tripp" Rackley
 III(3).................      1,737,000        238,051          7.5             5.9
Brady L. Rackley(4).....      1,634,545        245,182          7.1             5.5
HarbourVest Partners V-
 Direct Fund, L.P.(5)...      1,542,250        154,225          6.7             5.5
Essex Investment
 Management Co.,
 LLC(6).................      1,451,254            --           6.3             5.8
Noro-Moseley Partners
 IV, L.P.(7)............      1,322,446        176,392          5.7             4.5
Paul Fiore(8)...........        759,217        105,751          3.3             2.6
Daniel Jacoby(9)........        759,217        105,751          3.3             2.6
John Dorman(10).........        388,071         40,000          1.7             1.4
Derek Porter(11)........        310,758         33,000          1.3             1.1
Steve Zarate(12)........        116,414          7,500           *               *
Steven Neel(13).........        103,585         13,000           *               *
James McGuire...........         89,649          8,800           *               *
Steve Reich(14).........         70,414         18,000           *               *
Kevin McDonnell(15).....         46,456         18,000           *               *
Robert North(16)........         34,531            --            *               *
All directors and
 executive officers as a
 group
 (10 persons)...........      5,620,320        792,450         23.9            18.8

--------
* Less than 1%

 (1) The address of record for Nasser J. Kazeminy is 760 Island Drive, Palm Beach, Florida 33480. The address of record for Exponential Partners II Limited Partnership is 400 South Fourth Street, Suite 1700, Las Vegas, Nevada 89101. This information was obtained from a Schedule 13G filed with the SEC on January 10, 2000, combined with additional information from the transfer agent for our common stock. Nasser J. Kazeminy is the sole limited partner of Exponential Partners II Limited Partnership and the sole member of NJK Investments, LLC, which is the sole general partner of Exponential Partners II Limited Partnership.

 (2) The address of record for Menlo Ventures is 3000 Sand Hill Road, Building 4, Suite 100, Menlo Park, California 94025. The address of record for John Jarve is Digital Insight Corporation, 26025 Mureau Road, Calabasas, California 91302. This information was obtained from a Schedule 13G filed with the SEC on February 1, 2000. Number of shares consists of 2,276,836 shares held by Menlo Ventures VII, L.P., and 98,817 shares held by Menlo Entrepreneurs Fund VII, L.P. John Jarve, a director of Digital Insight, is a managing member of MV Management VII, LLC, which is the general partner of Menlo Ventures VII, L.P. and Menlo Entrepreneurs Fund VII, L.P. Along with Thomas H. Bredt, Sonja L. Hoel, Douglas C. Carlisle, Mark
     A. Siegel, Michael D. Laufer and H. Dubose Montgomery, the other six managing members of MV Management VII, LLC, Mr. Jarve has shared voting and dispositive authority over the shares held by Menlo Ventures and its affiliates. Mr. Jarve and the other six managing members disclaim beneficial ownership of the shares held by these entities except to the extent of their proportionate pecuniary interests therein.

 (3) The address of record for Brady L. "Tripp" Rackley III is Digital Insight Corporation, 26025 Mureau Road, Calabasas, California 91302. Mr. Rackley has served as Vice Chairman and director of Digital Insight since the closing of our acquisition of nFront.

 (4) The address of record for Brady L. Rackley is 7075 Greatwood Trail, Alpharetta, Georgia 30005. The amounts shown in the table include 38,358 shares beneficially owned by Mr. Rackley's wife, Katharine S. Rackley, 421,946 shares beneficially owned by The Katharine Rackley Grantor Retained Annuity Trust and 421,946 shares beneficially owned by The Brady Rackley Grantor Retained Annuity Trust. Mr. Rackley disclaims beneficial ownership of shares held by Ms. Rackley.

 (5) The address of record for HarbourVest Partners V-Direct Fund, L.P. is One Financial Center, 44th Floor, Boston, Massachusetts 02111. As disclosed on a Schedule 13G--Amendment No. 1 filed with the SEC on February 11, 2000, HarbourVest Partners, LLC is the managing member of HarbourVest Partners V-Direct Associates L.L.C., which is the general partner of HarbourVest Partners V-Direct Fund L.P. HarbourVest Partners V-Direct Fund L.P. is the record and ultimate owner of 1,542,250 shares of our common stock. HarbourVest Partners, LLC, in its capacity as managing member of the general partner of HarbourVest Partners V-Direct Fund L.P., has the sole power to vote and dispose of the securities held by HarbourVest Partners V-Direct Fund L.P. Messrs. Edward W. Kane and D. Brooks Zug are Managing Members of HarbourVest Partners, LLC. As such, they share the voting control of HarbourVest Partners, LLC. While neither of them owns of record any shares of our company, as the result of their positions, Messrs. Kane and Zug may be deemed to be beneficial owners of and to have the power to exercise or to direct the exercise of voting and/or dispositive power with respect to these shares. Messrs. Kane and Zug disclaim beneficial ownership over any of these shares except to the extent of their proportionate pecuniary interests therein.

 (6) The address of record for Essex Investment Management Co., LLC is 125 High Street, 29th floor, Boston, Massachusetts 02110. As disclosed on a Form 13F filed with the SEC on June 2, 2000, for the period ended March 31, 2000, Essex Investment Management Co., LLC had sole voting and dispositive power with respect to 1,451,254 shares.

 (7) The address of record for Noro-Moseley Partners IV, L.P. is 9 North Parkway Square, 4200 Northside Parkway, Atlanta, Georgia 30327.

 (8) Number of shares includes 309,250 shares of common stock issued upon exercise of a stock purchase right, 212,609 shares of which are subject to a repurchase option held by Digital Insight as of March 31, 2000.

 (9) Number of shares includes 309,250 shares of common stock issued upon exercise of a stock purchase right, 212,609 shares of which are subject to a repurchase option held by Digital Insight as of March 31, 2000.

(10) Number of shares includes 233,071 shares of common stock issuable upon exercise of options exercisable within 60 days of March 31, 2000. As of June 30, 2000, Mr. Dorman held vested and unvested options to purchase 554,167 shares of common stock.

(11) As of June 30, 2000, Mr. Porter held unvested options to purchase 22,500 shares of common stock.

(12) Number of shares includes 86,414 shares of common stock issuable upon exercise of options exercisable within 60 days of March 31, 2000. As of June 30, 2000, Mr. Zarate held vested and unvested options to purchase 256,822 shares of common stock.

(13) As of June 30, 2000, Mr. Neel held unvested options to purchase 30,000 shares of common stock.

(14) Number of shares includes 31,664 shares of common stock issuable upon exercise of options exercisable within 60 days of March 31, 2000. As of June 30, 2000, Mr. Reich held vested and unvested options to purchase 146,250 shares of common stock.

(15) Number of shares includes 36,456 shares of common stock issuable upon exercise of options exercisable within 60 days of March 31, 2000. As of June 30, 2000, Mr. McDonnell held vested and unvested options to purchase 141,459 shares of common stock.

(16) Number of shares consists of 29,531 shares of common stock issuable upon exercise of options exercisable within 60 days of March 31, 2000. As of June 30, 2000, Mr. North held vested and unvested options to purchase 45,500 shares of common stock.

                         DESCRIPTION OF CAPITAL STOCK

  Our authorized capital stock consists of 100,000,000 shares of common stock, $.001 par value per share, and 5,000,000 shares of preferred stock, $.001 par value per share.

  The following summary does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of our restated certificate of incorporation, which is included as an exhibit to the registration statement of which this prospectus is a part, and by the provisions of applicable law.

Common Stock

  As of June 30, 2000, we had outstanding 24,539,003 shares of common stock and a warrant to purchase 35,000 shares of our common stock at an exercise price of $40.5625 per share. After giving effect to the sale of common stock offered hereby by us, there will be 26,689,003 shares of common stock outstanding.

  The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable.

Preferred Stock

  Under our restated certificate of incorporation, the board of directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. The board, without stockholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of Digital Insight or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock, and may adversely affect the voting and other rights of the holders of common stock. There are no shares of preferred stock outstanding and we have no plans to issue any of the preferred stock.

Registration Rights

  As of June 30, 2000, the holders of an aggregate of 14,661,266 shares of common stock were entitled to rights with respect to the registration of shares under the Securities Act. Under the terms of an investor rights agreement, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, these holders are entitled to notice of this registration and are entitled to include their shares of common stock in the registration. The rights are subject to conditions and limitations, among them the right of the underwriters to limit the number of shares included in the registration. Holders of common stock benefiting from these rights may also require us to file a registration statement under the Securities Act at our expense with respect to their shares of common stock, and we are required to use our best efforts to effect this registration, subject to conditions and limitations. Furthermore, the holders of registration rights may require us to file additional registration statements on Form S-3, subject to certain conditions and limitations.

Delaware Anti-Takeover Law and Certain Charter and Bylaws Provisions

  Provisions of our charter and bylaws may make it more difficult for a third party to acquire, or may discourage a third party from attempting to acquire, control of us. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

  .  division of the board of directors into three separate classes;

  .  elimination of cumulative voting in the election of directors;

  . prohibitions on our stockholders from acting by written consent and calling special meetings;

  . procedures for advance notification of stockholder nominations and proposals; and

  . the ability of the board of directors to alter our bylaws without stockholder approval.

  In addition, subject to limitations prescribed by law, our board of directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The issuance of preferred stock, while providing flexibility in connection with possible financings or acquisitions or other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock.

  These and other provisions contained in our charter and bylaws could have the effect of delaying or preventing a change in control.

  We are also subject to Section 203 of the Delaware General Corporation Law which, subject to exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that a stockholder became an interested stockholder, unless:

  . prior to that date, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or

  . upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock outstanding at the time the transaction commenced; or

  . on or following that date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Transfer Agent and Registrar

  The transfer agent and registrar for our common stock is BankBoston Equiserv, N.A. BankBoston Equiserv, N.A.'s address is 150 Royall Street, Canton, Massachusetts 02021, and its telephone number is (781) 575-2000.

                                 UNDERWRITERS

  Under the terms and subject to the conditions contained in the underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Banc of America Securities LLC, Chase Securities Inc., Deutsche Bank Securities Inc. and Friedman, Billings, Ramsey & Co., Inc. are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, the respective number of shares of common stock set forth opposite the names of the underwriters below:

                                                                       Number of
   Name                                                                 Shares
   ----                                                                ---------
   Morgan Stanley & Co. Incorporated..................................
   Banc of America Securities LLC.....................................
   Chase Securities Inc...............................................
   Deutsche Bank Securities Inc.......................................
   Friedman, Billings, Ramsey & Co., Inc. ............................
                                                                       ---------
     Total............................................................ 4,000,000
                                                                       =========

  The underwriters are offering the shares subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus, other than those covered by the over-allotment option described below, if any of these shares are taken. Morgan Stanley Dean Witter Online, an affiliate of Morgan Stanley & Co. Incorporated, is acting as a selected dealer in connection with the offering and will be a distributor of shares of common stock over the Internet to its eligible account holders.

  The underwriting agreement provides that the underwriters will severally
agree to purchase shares of common stock from us at $   per share and propose
to make a public offering of those shares at the public offering price set forth on the cover of this prospectus. If the shares are sold at the public offering price, the underwriters will receive a fee, referred to as the
underwriting fee, of $   per share. The underwriting fee is  % of the public
offering price.

  The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and part to certain dealers at a price that
represents a concession not in excess of $   per share under the public
offering price. No underwriter may allow, and no dealer may reallow, any concession to other underwriters or to other dealers. After the public offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives of the underwriters.

  Pursuant to the underwriting agreement, we and certain of the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 600,000 additional shares of common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering of common stock. To the extent this over-allotment option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of additional shares of common stock as the number set forth next to that underwriter's name in the preceding table bears to the total number of shares of common stock set forth next to the names of all underwriters in the preceding table.

  We, each of the directors and officers, and certain other stockholders and optionholders of Digital Insight have each agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, during the period ending 90 days after the date of this prospectus, we and they will not, directly or indirectly:

  . offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or

  . enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common stock,

whether any transaction described above is to be settled by delivery of common stock or these other securities, in cash or otherwise.

  The restrictions described above do not apply to:

  . the sale to the underwriters of the shares of common stock under the underwriting agreement,

  . the issuance by us of shares of common stock upon exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus which is described in this prospectus,

  . transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares, or

  . issuances of shares of common stock or options to purchase shares of common stock pursuant to our employee benefit plans as in existence on the date of this prospectus.

  Our common stock is quoted on the Nasdaq National Market under the symbol "DGIN."

  In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering if the syndicate repurchases previously distributed shares of common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

  We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

  The validity of the common stock offered hereby will be passed upon for Digital Insight by O'Melveny & Myers LLP, Los Angeles, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Menlo Park, California.

                                    EXPERTS

  The consolidated financial statements of Digital Insight Corporation as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. Their report on the Digital Insight Corporation consolidated financial statements as of December 31, 1998 and for the years ended December 31, 1997 and 1998 is based in part on the report of Ernst & Young LLP, independent auditors for nFront, Inc. for the financial statements of nFront, Inc., as of June 30, 1999 and for the years ended June 30, 1998 and 1999 (not presented separately herein). The consolidated financial statements included in this prospectus have been so included in reliance on the report of Ernst & Young LLP on the financial statements of nFront, Inc., given on the authority of such firm as experts in accounting and auditing.

  The financial statements of 1View Network Corporation, as of December 31, 1999 and for the period from May 21, 1999 (Inception) through December 31, 1999, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

  The financial statements of AnyTime Access, Inc., as of December 31, 1999 and for the year then ended included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

  The financial statements of AnyTime Access, Inc. at December 31, 1998 and for the years ended December 31, 1998 and 1997, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and is included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  We have filed with the SEC a registration statement on Form S-1, including exhibits, schedules and amendments filed with this registration statement, under the Securities Act with respect to the common stock to be sold under this prospectus. This prospectus does not contain all the information set forth in the registration statement. For further information about our company and the shares of common stock to be sold in the offering, please refer to the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document filed as an exhibit to the registration statement are summaries of the terms of contract, agreements or documents and are not necessarily complete. Complete exhibits have been filed with the registration statement.

  The registration statement and exhibits may be inspected, without charge, and copies may be obtained at prescribed rates, at the SEC's Public Reference facility maintained by the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The registration statement and other information filed with the SEC is available at the web site maintained by the SEC on the worldwide web at http://www.sec.gov.

  We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and therefore we file reports, proxy statements and other information with the SEC. You can inspect and copy the reports, proxy statements and other information that we file at the public reference facilities maintained by the SEC at the Public Reference Room, and at the SEC's regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can also obtain copies of such material from the SEC's Public Reference Room at prescribed rates. The SEC also makes electronic filings publicly available on its web site. Our common stock is quoted on the Nasdaq National Market under the trading symbol "DGIN." Reports, proxy and information statements and other information about us may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 2006.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Digital Insight Corporation
  Report of Independent Accountants, PricewaterhouseCoopers LLP...........  F-2
  Report of Ernst & Young LLP, Independent Auditors.......................  F-3
  Consolidated Balance Sheets.............................................  F-4
  Consolidated Statements of Operations...................................  F-5
  Consolidated Statements of Stockholders' Equity (Deficit)...............  F-6
  Consolidated Statements of Cash Flows...................................  F-7
  Notes to Consolidated Financial Statements..............................  F-8

Unaudited Pro Forma Condensed Consolidated Financial Information
  Introduction to Unaudited Pro Forma Condensed Consolidated Financial
   Information............................................................ F-22
  Unaudited Pro Forma Condensed Consolidated Balance Sheet................ F-23
  Unaudited Pro Forma Condensed Consolidated Statement of Operations...... F-24
  Notes to Unaudited Pro Forma Condensed Consolidated Financial
   Information............................................................ F-26

1View Network Corporation
  Report of Independent Accountants, PricewaterhouseCoopers LLP........... F-28
  Balance Sheets.......................................................... F-29
  Statements of Operations................................................ F-30
  Statements of Stockholders' Deficit..................................... F-31
  Statements of Cash Flows................................................ F-32
  Notes to Financial Statements........................................... F-33

AnyTime Access, Inc.
  Independent Auditors' Report, Deloitte & Touche LLP..................... F-40
  Report of Ernst & Young LLP, Independent Auditors....................... F-41
  Consolidated Balance Sheets............................................. F-42
  Consolidated Statements of Operations................................... F-43
  Consolidated Statements of Shareholders' Deficit........................ F-44
  Consolidated Statements of Cash Flows................................... F-45
  Notes to Consolidated Financial Statements.............................. F-46

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Digital Insight Corporation

  In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows present fairly, in all material respects, the financial position of Digital Insight Corporation and subsidiary at December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These consolidated financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of nFront, Inc. a wholly-owned subsidiary, which statements reflect total assets as of December 31, 1998 of 38.7% and net loss constituting 17.6% and 43.8%, respectively, for the years ended 1997 and 1998 of the related consolidated financial totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion insofar as it relates to data included for nFront, Inc. is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

Woodland Hills, California
April 20, 2000

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Board of Directors and Stockholders nFront, Inc.

  We have audited the balance sheet of nFront, Inc. (the "Company") as of June 30, 1999 and the related statements of operations, redeemable convertible preferred stock and stockholders' equity (deficit) and cash flows for the two years in the period ended June 30, 1999 (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of nFront, Inc. at June 30, 1999 and the results of its operations and its cash flows for the two years in the period ended June 30, 1999 in conformity with accounting principles generally accepted in the United States.

                                          /s/ Ernst & Young LLP

Atlanta, Georgia
July 28, 1999

                          DIGITAL INSIGHT CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                        (in thousands except share data)

                                              December 31,
                                            ------------------
                                              1998      1999    March 31, 2000
                                            --------  --------  --------------
                                                                 (unaudited)
                                   ASSETS
                                   ------
Current assets:
  Cash and cash equivalents................ $  4,886  $ 51,274     $ 25,282
  Short-term investments...................      --     27,757       32,185
  Accounts receivable, net of allowance for
   doubtful accounts of $19, $86 and $184,
   respectively............................    2,404     7,741        8,975
  Accumulated implementation costs.........      135       279           33
  Other current assets.....................      242     3,781        2,312
                                            --------  --------     --------
    Total current assets...................    7,667    90,832       68,787
Property and equipment, net................    4,198    12,363       15,400
Intangible assets, net.....................       53       --           --
Other assets...............................    1,254       293          521
                                            --------  --------     --------
                                            $ 13,172  $103,488     $ 84,708
                                            ========  ========     ========

               LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY
               ----------------------------------------------
Current liabilities:
  Accounts payable......................... $  1,627  $  4,060     $  4,021
  Accrued compensation and related
   benefits................................      542     3,675        2,128
  Current portion of capital lease
   obligation and
   long-term debt..........................      849       360          355
  Customer deposits and deferred revenue...    2,368     5,937        7,316
  Other accruals...........................    2,312     2,879        3,739
                                            --------  --------     --------
    Total current liabilities..............    7,698    16,911       17,559
Long-term portion of capital lease
 obligation and
 long-term debt............................      390       393          998
                                            --------  --------     --------
                                               8,088    17,304       18,557
                                            --------  --------     --------
Commitments and contingencies (Note 13)....
Redeemable convertible preferred stock:
 $.001 par value, 9,763,641 and shares
 authorized; 5,129,270 and zero shares
 issued and outstanding, respectively;
 liquidation preference of $15,227.........   15,092       --           --
Stockholders' equity (deficit):
  Preferred stock; $.001 par value,
   5,000,000 shares authorized, no shares
   issued and outstanding..................      --        --           --
  Common stock; $.001 par value,
   100,000,000 shares authorized;
   10,636,377, 23,018,715, and 23,069,437
   shares issued and outstanding,
   respectively............................       11        23           23
  Additional paid-in-capital...............    4,618   116,771      116,808
  Notes receivable from stockholders.......     (201)     (216)        (219)
  Deferred stock-based compensation........   (2,732)   (3,279)      (2,950)
  Accumulated deficit......................  (11,704)  (27,115)     (47,511)
                                            --------  --------     --------
    Total stockholders' (deficit) equity...  (10,008)   86,184       66,151
                                            --------  --------     --------
                                            $ 13,172  $103,488     $ 84,708
                                            ========  ========     ========

          See accompanying notes to consolidated financial statements

                          DIGITAL INSIGHT CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (in thousands, except per share data)

                                                               Three Months
                                 Year Ended December 31,     Ended March 31,
                                 --------------------------  -----------------
                                  1997     1998      1999     1999      2000
                                 -------  -------  --------  -------  --------
                                                               (unaudited)
Revenues:
  Implementation fees..........  $ 2,649  $ 5,578  $  9,351   $1,196    $3,078
  Service fees.................    2,405    7,617    16,894    2,979     7,341
                                 -------  -------  --------  -------  --------
    Total revenues.............    5,054   13,195    26,245    4,175    10,419
                                 -------  -------  --------  -------  --------
Cost of revenues:
  Implementation...............    1,607    3,090     5,548      892     2,380
  Service......................    1,134    4,716    10,056    1,812     3,709
                                 -------  -------  --------  -------  --------
    Total cost of revenues.....    2,741    7,806    15,604    2,704     6,089
                                 -------  -------  --------  -------  --------
Gross profit...................    2,313    5,389    10,641    1,471     4,330
                                 -------  -------  --------  -------  --------
Operating expenses:
  Sales, general and
   administrative..............    3,462    8,828    21,211    2,574     9,016
  Research and development.....    1,786    3,747     7,668    1,362     3,718
  Amortization of stock-based
   compensation................      151      844     1,221      234       329
  Merger related expenses......      --       --        --       --     12,658
                                 -------  -------  --------  -------  --------
    Total operating expenses...    5,399   13,419    30,100    4,170    25,721
                                 -------  -------  --------  -------  --------
Loss from operations...........   (3,086)  (8,030)  (19,459)  (2,699)  (21,391)
Interest and other income,
 net...........................      111      282     1,441       44       995
                                 -------  -------  --------  -------  --------
Net loss.......................   (2,975)  (7,748)  (18,018)  (2,655)  (20,396)
Accretion of redeemable
 convertible preferred stock...      (36)    (273)     (136)     (68)      --
                                 -------  -------  --------  -------  --------
Net loss attributable to common
 stockholders..................  $(3,011) $(8,021) $(18,154) $(2,723) $(20,396)
                                 =======  =======  ========  =======  ========
Basic and diluted net loss per
 share.........................  $ (0.31) $ (0.80) $  (1.26) $ (0.26) $  (0.89)
                                 =======  =======  ========  =======  ========
Shares used to compute basic
 and diluted net loss per
 share.........................    9,651   10,055    14,389   10,347    22,803
                                 =======  =======  ========  =======  ========
Pro forma basic and diluted net
 loss per share................                    $  (1.00)
                                                   ========
Shares used to compute pro
 forma basic and diluted net
 loss per share................                      18,216
                                                   ========


          See accompanying notes to consolidated financial statements

                          DIGITAL INSIGHT CORPORATION

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                        (in thousands except share data)

                                                                                                          Total
                                    Common Stock    Additional Stockholders'   Deferred               Stockholders'
                         Members' -----------------  Paid-In       Notes     Stock-Based  Accumulated    Equity
                         Capital    Shares   Amount  Capital    Receivable   Compensation   Deficit     (Deficit)
                         -------- ---------- ------ ---------- ------------- ------------ ----------- -------------
Balance at December 31,
 1996...................  $  27    4,603,050  $  5   $    --       $  (1)      $   --      $     49      $    80
 Contribution of
  capital...............    192          --    --         --         --            --           --           192
 Distribution...........    (50)         --    --         --         --            --           --           (50)
 LLC loss from January
  1, 1997 through March
  17, 1997..............    (23)         --    --         --         --            --           --           (23)
 Conversion of members'
  capital to Series A
  preferred and common
  stock.................   (146)   5,000,000     5        --           1           --        (1,030)      (1,170)
 Proceeds from the
  issuance of common
  stock.................    --       105,953   --         300        --            --           --           300
 Stock options exercised
  with note
  receivable............    --       618,500     1        185       (186)          --           --           --
 Accretion of redeemable
  convertible preferred
  stock.................    --           --    --         (36)       --            --           --           (36)
 Deferred stock-based
  compensation..........    --           --    --       1,809        --         (1,809)         --           --
 Amortization of
  deferred stock-based
  compensation..........    --           --    --         --         --            151          --           151
 Net loss...............    --           --    --         --         --            --        (2,975)      (2,975)
                          -----   ----------  ----   --------      -----       -------     --------      -------
Balance at December 31,
 1997...................    --    10,327,503    11      2,258       (186)       (1,658)      (3,956)      (3,531)
 Interest on
  stockholder's notes...    --           --    --         --         (15)          --           --           (15)
 Stock options
  exercised.............    --         2,656   --           1        --            --           --             1
 Warrants to purchase
  Series A preferred
  stock.................    --           --    --          64        --            --           --            64
 Proceeds from the
  issuance of common
  stock.................    --       306,218   --         650        --            --           --           650
 Accretion of redeemable
  convertible preferred
  stock.................    --           --    --        (273)       --            --           --          (273)
 Deferred stock-based
  compensation..........    --           --    --       1,918        --         (1,918)         --           --
 Amortization of
  deferred stock-based
  compensation..........    --           --    --         --         --            844          --           844
 Net loss...............    --           --    --         --         --            --        (7,748)      (7,748)
                          -----   ----------  ----   --------      -----       -------     --------      -------
Balance at December 31,
 1998...................    --    10,636,377    11      4,618       (201)       (2,732)     (11,704)     (10,008)
 Interest on
  stockholder's notes...    --           --    --         --         (15)          --           --           (15)
 Stock options
  exercised.............    --       344,573   --         204        --            --           --           204
 Warrants to purchase
  Series B preferred
  stock.................    --           --    --         147        --            --           --           147
 Accretion of redeemable
  convertible preferred
  stock.................    --           --    --        (136)       --            --           --          (136)
 Proceeds from the
  issuance of common
  stock.................    --        32,959   --         504        --            --           --           504
 Deferred stock-based
  compensation..........    --           --    --       1,768        --         (1,768)         --           --
 Amortization of
  deferred stock-based
  compensation..........    --           --    --         --         --          1,221          --         1,221
 Conversion of
  redeemable convertible
  preferred stock.......    --     5,953,306     6     23,473        --            --           --        23,479
 Issuance of common
  stock in initial
  public offerings......    --     6,051,500     6     86,057        --            --           --        86,063
 Adjustment to conform
  year-ends.............    --           --    --         136        --            --         2,607        2,743
 Net loss...............    --           --    --         --         --            --       (18,018)     (18,018)
                          -----   ----------  ----   --------      -----       -------     --------      -------
Balance at December 31,
 1999...................    --    23,018,715    23    116,771       (216)       (3,279)     (27,115)      86,184
 Interest on
  stockholders' notes
  (unaudited)...........    --           --    --         --          (3)          --           --            (3)
 Stock options exercised
  and proceeds from the
  issuance of common
  stock (unaudited).....    --        50,722   --          37        --            --           --            37
 Amortization of
  deferred stock-based
  compensation
  (unaudited) ..........    --           --    --         --         --            329          --           329
 Net loss (unaudited)...    --           --    --         --         --            --       (20,396)     (20,396)
                          -----   ----------  ----   --------      -----       -------     --------      -------
Balance at March 31,
 2000 (unaudited).......  $ --    23,069,437  $ 23   $116,808      $(219)      $(2,950)    $(47,511)     $66,151
                          =====   ==========  ====   ========      =====       =======     ========      =======

          See accompanying notes to consolidated financial statements

                          DIGITAL INSIGHT CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                              Three Months
                                Year Ended December 31,      Ended March 31,
                                --------------------------  ------------------
                                 1997     1998      1999     1999      2000
                                -------  -------  --------  -------  ---------
                                                               (unaudited)
Cash flows from operating
 activities:
 Net loss...................... $(2,975) $(7,748) $(18,018) $(2,655) $ (20,396)
 Adjustments to reconcile net
  loss to net cash used in
  operating activities:
 Depreciation and
  amortization.................     200      757     1,914      248        927
 Amortization of deferred
  stock-based compensation.....     151      844     1,221      234        329
 Interest income on
  stockholders' notes..........     --       (15)      (15)      (3)        (3)
 Loss from sale of property
  and equipment................     --        33       --       --         --
 Adjustment to conform fiscal
  year ends for pooled
  acquisition..................     --       --      3,275      --         --
 Changes in operating assets
  and liabilities:
  Accounts receivable..........    (829)  (1,425)   (5,337)    (519)    (1,234)
  Accumulated implementation
   costs.......................     (43)     (64)     (144)      28        246
  Other current assets.........    (125)       5    (3,539)    (288)     1,469
  Other assets.................    (280)     (57)      961     (188)      (228)
  Accounts payable.............     562      953     2,433      314        (39)
  Accrued compensation and
   related benefits............      12      451     3,133       50     (1,547)
  Customer deposits and
   deferred revenue ...........   1,301    1,028     3,569      663      1,379
  Other accruals...............     318    1,768       566      477        860
                                -------  -------  --------  -------  ---------
   Net cash used in operating
    activities.................  (1,708)  (3,470)   (9,981)  (1,639)   (18,237)
                                -------  -------  --------  -------  ---------
Cash flows used in investing
 activities:
 Proceeds from sale of assets..     --        29       --       --         --
 Acquisition of property and
  equipment....................    (608)  (3,565)   (9,576)    (528)    (3,274)
 Disposal of equipment.........     --       --         69      --         --
 Purchase of short-term
  investments..................     --       --    (27,757)     --      (4,428)
 Acquisition of customer base..    (280)     --        --       --         --
                                -------  -------  --------  -------  ---------
  Net cash used in investing
   activities..................    (888)  (3,536)  (37,264)    (528)    (7,702)
                                -------  -------  --------  -------  ---------
Cash flows provided by
 financing activities:
 Principal payments on lease
  obligations..................     --      (273)     (292)     (49)       (90)
 Distribution..................     (50)     --        --       --         --
 Proceeds from issuance of
  common stock.................     300      652    86,567       50         15
 Proceeds from exercise of
  stock options................     --       --        204      124         22
 Proceeds from issuance of
  redeemable convertible
  preferred stock..............   5,483    8,000     8,440      --         --
 Repurchase of redeemable
  convertible preferred stock..     --       --       (200)     --         --
 Increase in stock offering
  costs........................     --      (980)      --       --         --
 Proceeds from bank credit
  facility.....................     --     1,836       --       --         --
 Repayment of credit facility..     --      (750)   (1,086)     --         --
                                -------  -------  --------  -------  ---------
  Net cash provided by (used
   in) financing activities....   5,733    8,485    93,633      125        (53)
                                -------  -------  --------  -------  ---------
Net increase in cash and cash
 equivalents...................   3,137    1,479    46,388   (2,042)   (25,992)
Cash and cash equivalents,
 beginning of period...........     271    3,407     4,886    4,886     51,274
                                -------  -------  --------  -------  ---------
Cash and cash equivalents, end
 of period..................... $ 3,408  $ 4,886  $ 51,274  $ 2,844  $  25,282
                                =======  =======  ========  =======  =========
Supplementary disclosures of
 cash flow information:
 Cash paid during the year for
  interest..................... $    30  $    42  $     32  $     9  $      13
 Non-cash financing activities:
 Capital lease obligations
  incurred.....................     --       293       892      493        682
 Warrants issued in
  conjunction with capital
  lease........................     --        64       147      147        --
 Conversion of members'
  capital to Series A
  preferred and common stock...   1,170      --        --       --         --
 Conversion of mandatorily
  redeemable convertible
  preferred stock to
  common stock.................     --       --     23,479      --         --

          See accompanying notes to consolidated financial statements

                          DIGITAL INSIGHT CORPORATION

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    (All information for the three months ended March 31, 1999 and 2000 is unaudited)


1. THE COMPANY AND SUMMARY OF ITS SIGNIFICANT ACCOUNTING POLICIES

The Company

  Digital Insight Corporation (the "Company"), incorporated in March 1997, provides Internet banking services to credit unions, small to mid-sized banks and savings and loans. Its Internet banking services include home banking for individual customers, business banking for commercial customers, a target marketing program to increase financial services to end users, and customized web site design and implementation services. Substantially all of the Company's revenues are derived from these services.

  The Company originally operated as Digital Insight LLC, a Minnesota limited liability company, which was formed in July 1995. On March 18, 1997, all members of Digital Insight LLC converted their capital balances to shares of Series A mandatorily redeemable convertible preferred and common stock of Digital Insight Corporation, a Delaware corporation, in accordance with a Member Control Agreement.

  As more fully discussed in Note 3, the Company consummated its merger with nFront, Inc. ("nFront") in February 2000. As the merger was accounted for as a pooling of interests, all prior period financial statements have been restated to include the results of nFront.

Use of estimates

  Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Cash equivalents and short-term investments

  The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents, and investments maturing after three months but within 12 months or less to be short-term investments. Cash equivalents at December 31, 1999 consist of money-market funds and commercial paper. The Company classifies, at the date of acquisition, its short-term investments into categories in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Currently, the Company classifies its short-term investments in government obligations as held to maturity. These securities are stated at amortized cost plus accrued interest. Net unrealized gains (losses) on held-to-maturity investments have not been recognized in the accompanying financial statements. Net realized gains on short-term investments for the year ended December 31, 1999 were $758,000. All other short-term investments are classified as available for sale.

Property and equipment

  Property and equipment are stated at cost, less accumulated depreciation and amortization. Assets held under capital leases are recorded at the present value of the minimum lease payments at lease inception. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets, generally three to five years.

Capitalized software costs

  The Company capitalizes the costs of computer software developed or obtained for internal use in accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Capitalized computer software costs consist of a purchased software license and implementation costs. Costs capitalized at December 31, 1999 of $1,032,000 are included in construction in progress. The capitalized software costs will be amortized on a straight-line method over a period of three years

                          DIGITAL INSIGHT CORPORATION

    (All information for the three months ended March 31, 1999 and 2000 is unaudited)

upon being placed in service. No amortization has been charged for the years ended December 31, 1997, 1998, and 1999.

Revenue recognition

  Recurring fees are recognized as services are provided, and relate to the number of end users or end user transactions and for hosting and maintaining web sites. One-time implementation fees consist of salaries for implementation personnel and fees for third parties, including bill payment and data processing vendors. These fees are recognized upon completion of implementation and customer approval for the historical Digital Insight customers and were recognized over the implementation period for historical nFront customers as a result of differing contractual practices. These contractual practices were conformed subsequent to the consummation of the merger to require customer approval prior to recognition of revenue. Implementation generally occurs over a two to four month period. Costs and related revenues are deferred on the balance sheet until that time. Accumulated implementation costs consist primarily of salaries for implementation personnel in advance of related billings. Losses on implementation, if any, are recognized in the period when such losses are identified.

Income taxes

  The Company accounts for income taxes under the liability method. Deferred income taxes are provided for temporary differences between financial and income tax reporting. The Company has not recorded any deferred tax assets or liabilities prior to the conversion of members' capital pursuant to the Member Control Agreement, since Digital Insight LLC was a limited liability company treated as a partnership for federal and Minnesota income tax purposes. As a result, prior to March 18, 1997, federal and Minnesota income tax attributes passed to the Digital Insight LLC members.

Stock-based compensation

  SFAS No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans based on the fair market value of options granted. The Company has chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation for stock options is measured as the excess, if any, of the fair market value of the Company's stock price at the date of grant as determined by the Board of Directors over the amount an employee must pay to acquire the stock.

Advertising expense

  The Company expenses advertising costs as incurred. Advertising expense for the years ended December 31, 1997, 1998 and 1999 and the three months ended March 31, 1999 and 2000 amounted to $193,200, $514,950, $246,700, $8,400, and
$467,000, respectively.

Research and development

  Research and development costs are charged to operations as incurred.

Comprehensive income

  Effective January 1, 1998, the Company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting comprehensive income and its components in the financial statements. Comprehensive income, as defined, includes the Company's net losses and all other changes in equity during a period from non-owner sources. To date, the Company has not had any other transactions resulting in changes from non-owner sources that are required to be reported as other comprehensive income and the Company's comprehensive losses equal its net losses.

                          DIGITAL INSIGHT CORPORATION

    (All information for the three months ended March 31, 1999 and 2000 is unaudited)


Net loss per share

  The Company computes net loss per share in accordance with SFAS No. 128, "Earnings per Share," and Securities and Exchange Commission Staff Accounting Bulletin No. 98 ("SAB 98"). Under the provisions of SFAS No. 128 and SAB 98, basic and diluted net loss per share is computed by dividing the net loss available to common stockholders for the period by the weighted average number of shares of common stock outstanding during the period. Shares of common stock issued in connection with the conversion of members' capital pursuant to the Member Control Agreement have been considered outstanding for all periods presented. The calculation of diluted net loss per share excludes potential common shares if the effect is antidilutive. Potential common shares are composed of common stock subject to repurchase rights and incremental shares of common stock issuable upon the exercise of stock options and warrants and upon conversion of redeemable convertible preferred stock.

  Pursuant to SAB 98, common shares issued in each of the periods presented for nominal consideration, if any, would be included in the per share calculations as if they were outstanding for all periods presented. No such shares have been issued.

  The following table sets forth the computation of basic and diluted net loss per share for the years indicated (in thousands, except share and per share data):

                                                   Year Ended December 31,
                                                  ---------------------------
                                                    1997     1998      1999
                                                  --------  -------  --------
   Numerator:
     Net loss attributable to common
      stockholders............................... $(3,011)  $(8,021) $(18,154)
                                                  --------  -------  --------
       Weighted average shares...................    9,651   10,295    14,710
       Weighted average unvested common shares
        subject to repurchase....................      --      (240)     (321)
                                                  --------  -------  --------
     Denominator for basic and diluted
      calculation................................    9,651   10,055    14,389
                                                  --------  -------  --------
     Net loss per share:
       Basic and diluted......................... $  (0.31) $ (0.80) $  (1.26)
                                                  ========  =======  ========

  The following table sets forth common stock equivalents that are not included in the diluted net loss per share calculation above because to do so would be antidilutive for the periods indicated:

                                                                 Year Ended
                                                                December 31,
                                                              -----------------
                                                              1997  1998  1999
                                                              ----- ----- -----
   Weighted average effect of common stock equivalents:
     Redeemable convertible preferred stock.................. 1,463 4,782 3,827
     Warrants................................................   --     27    65
     Unvested common shares subject to repurchase............   --    240   321
     Employee stock options..................................   440 1,517 2,448
                                                              ----- ----- -----
                                                              1,903 6,566 6,661
                                                              ===== ===== =====

                          DIGITAL INSIGHT CORPORATION

    (All information for the three months ended March 31, 1999 and 2000 is unaudited)


Pro forma net loss per share (unaudited)

  Pro forma net loss per share for the year ended December 31, 1999 is computed using the weighted average number of common shares outstanding, including the pro forma effects of the automatic conversion of the Company's redeemable convertible preferred stock into shares of the Company's common stock effective upon the closing of nFront's and Digital Insight's initial public offerings in July and October of 1999, respectively, as if such conversion occurred on January 1, 1999, or at date of original issuance, if later. The resulting pro forma adjustment includes increases in the weighted average shares used to compute basic and diluted net loss per common share of 3,827,016 for the year ended December 31, 1999.

Intangible assets

  Intangible assets include a non-compete agreement and an acquired customer base. The non-compete agreement is being amortized over the term of the agreement, which is two years. The acquired customer base is being amortized over one year. All intangibles are amortized using the straight-line method.

Long-lived assets

  In 1997, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of." The statement requires the recognition of an impairment loss on a long-lived asset held for use when events and circumstances indicate that the estimate of undiscounted future cash flows expected to be generated by the asset are less than its carrying amount.

Fair value of financial instruments

  The Company's financial instruments include cash and cash equivalents, short-term investments, accounts receivable, accumulated implementation costs, deposits and other assets, accounts payable, accrued and other current liabilities. The carrying value of these financial instruments approximates fair value due to their short-term nature. The carrying value of the Company's capital lease obligations approximates their fair values given their market rates of interest and maturity schedules.

Concentration of credit risk

  The market for Internet banking in the United States, in which the Company operates, is characterized by rapid technological developments, frequent new product introductions and changes in end user requirements. The Company's future success will depend on its ability to develop, introduce and market enhancements to its existing products and services, to introduce new products and services in a timely manner which meet customer requirements and to respond to competitive pressures and technological advances. Further, the emergence of new industry standards, whether through adoption by official standards committees or widespread use by financial institutions or other financial institution data processing vendors, could require the Company to redesign its products and services.

  During the years ended December 31, 1997, 1998 and 1999 and for the three months ended March 31, 2000, no customer accounted for 10% or more of net revenues or net accounts receivable.

  The Company performs ongoing credit evaluations of its customers' financial condition and limits the amount of credit extended when deemed necessary, but generally does not require collateral. Management believes that any risk of loss is significantly reduced due to the number of its customers and geographic sales

                          DIGITAL INSIGHT CORPORATION

    (All information for the three months ended March 31, 1999 and 2000 is unaudited)

areas. The Company maintains a provision for potential credit losses, and write-offs of accounts receivable were insignificant during the years ended December 31, 1997, 1998 and 1999.

  The Company from time to time maintains a substantial portion of its cash and cash equivalents in money market accounts with one financial institution. The Company has not experienced any significant losses on its cash equivalents.

Unaudited interim financial information

  The interim consolidated financial statements of the Company for the three months ended March 31, 1999 and 2000 included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations relating to interim financial statements. In the opinion of management, the accompanying unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position of the Company at March 31, 2000 and the results of its operations and its cash flows for the three months ended March 31, 1999 and 2000.

New accounting standards

  In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The new standard requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Under SFAS No. 133, gains or losses resulting from changes in the values of derivatives are to be reported in the statement of operations or as a deferred item, depending on the use of the derivatives and whether they qualify for hedge accounting. The Company is required to adopt SFAS No. 133 in the first quarter of 2001. To date, the Company has not engaged in any hedging activity and does not expect adoption of this new standard to have a significant impact on the Company.

  In December 1999, the SEC issued Staff Accounting Bulletin 101 ("SAB 101"), "Revenue Recognition," which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. In June 2000, the SEC issued SAB 101B, which requires implementation of SAB 101 no later than December 31, 2000. At this time, the Company is still assessing the impact of SAB 101 and its effect, if any, on the Company's financial position and results of operations.

2. RELATED PARTY TRANSACTIONS

  The Company paid royalties totaling $37,000, $162,000, and $167,000 for the years ended December 31, 1997, 1998 and 1999, respectively, to a business partner who is also a stockholder.

  The Company paid $60,000 and $169,000 for the years ended December 31, 1997 and 1998, respectively, to a business partner who is also a stockholder, primarily for employee medical benefits coverage under the affiliates plan and other reimbursable costs. No such payments were made in 1999 or subsequent periods.

  The Company entered into a Software License Agreement (the "Agreement") with a software company whose CEO and Director is also a director of the Company. The Agreement is for the license of customized software for approximately $1.4 million, plus additional implementation, and usage fees based on user volume.

                          DIGITAL INSIGHT CORPORATION

    (All information for the three months ended March 31, 1999 and 2000 is unaudited)

  In January 1997, nFront entered into an agreement with a company owned by certain principal stockholders of nFront whereby nFront would obtain certain furniture and equipment in exchange for programming services. The parties valued these assets at $83,986 and the obligation was satisfied upon the provision of $9,901 and $74,085 of programming services in 1996 and 1997, respectively.

  In October 1997, nFront loaned a stockholder $20,000, which was repaid in February 1998. The loan was unsecured and bore interest at 10.5% per annum.

  During the period from October 1997 through January 1998, nFront borrowed $90,000 from its Chief Executive Officer. The loans were unsecured and bore interest at 10.5% per annum, and were repaid in February 1998.

  One of nFront's stockholders is a reseller of nFront's services. During the year ended December 31, 1997, this reseller accounted for $136,872 of nFront's revenues. There were no revenues from this reseller during the year ended December 31, 1998 and 1999.

3. nFRONT BUSINESS COMBINATION

  The Company consummated its Agreement and Plan of Merger (the "Agreement") with nFront on February 10, 2000 in a stock-for-stock transaction which was accounted for as a pooling of interests. Pursuant to the Agreement, all outstanding shares of nFront stock were converted into 8,253,735 shares of the Company's common stock and options to purchase 627,926 shares of the Company's common stock. In connection with the merger, the Company recorded a one-time charge in the quarter ended March 31, 2000 relating to non-recurring merger costs of $12.7 million comprised of direct transaction costs and nonrecurring redundant costs.

  As the merger was accounted for as a pooling of interests, all prior periods have been restated. nFront's historical year end was June 30, and as such the restated consolidated financial statements as of December 31, 1998 and for the years ended December 31, 1997 and 1998 combine the Digital Insight historical financial statements for each period with the historical financial statement of nFront as of June 30, 1999 and for the years ended June 30, 1998 and 1999. The consolidated financial statements as of December 31, 1999 and for the year then ended include the results of Digital Insight and nFront on a conformed period basis. Accordingly, an adjustment for nFront's operating results for the period of overlap from January 1, 1999 through June 30, 1999 has been reflected as an adjustment to retained earnings in the 1999 consolidated financial statements to conform the year ends. No adjustments have been necessary to conform accounting policies of the entities. There were no intercompany transactions requiring elimination in any period presented.

                          DIGITAL INSIGHT CORPORATION

      (All information for the three months ended March 31, 1999 and 2000 and as of March 31, 2000 is unaudited)

  The following table shows the historical results of the Company and nFront for the periods prior to the consummation of the merger of the two entities:

                                                          Year Ended (1)
                                                     --------------------------
                                                      1997     1998      1999
                                                     -------  -------  --------
   Revenues:
     Digital Insight................................ $ 3,972  $ 8,230  $ 17,506
     nFront.........................................   1,082    4,965     8,739
                                                     -------  -------  --------
                                                     $ 5,054  $13,195  $ 26,245
                                                     =======  =======  ========

   Net loss:
     Digital Insight................................ $(2,452) $(4,355) $ (7,506)
     nFront.........................................    (523)  (3,393)  (10,512)
                                                     -------  -------  --------
                                                     $(2,975) $(7,748) $(18,018)
                                                     =======  =======  ========

--------
(1) Year ended periods for Digital Insight are December 31, 1997, 1998, and 1999 and for nFront are June 30, 1998, and 1999 and December 31, 1999.

4. BALANCE SHEET COMPONENTS

                                                          December 31,
                                                          ------------ March 31,
                                                          1998  1999     2000
                                                          ---- ------- ---------
   Short-term investments (in thousands):
     U.S. government obligations......................... $ -- $ 7,498  $ 9,478
     Commercial paper....................................   --  18,262   12,838
     Other...............................................   --   1,997    9,869
                                                          ---- -------  -------
                                                          $ -- $27,757  $32,185
                                                          ==== =======  =======

  Property and equipment includes the following (in thousands):

                                                      December 31,
                                                     ---------------  March 31,
                                                      1998    1999      2000
                                                     ------  -------  ---------
   Leasehold improvements........................... $  314  $   479   $   650
   Equipment and software...........................  3,428   11,916    14,002
   Furniture and fixtures...........................    950    1,388     1,698
   Construction in process..........................    358    1,125     2,529
                                                     ------  -------   -------
                                                      5,050   14,908    18,879
   Less accumulated depreciation and amortization...   (852)  (2,545)   (3,479)
                                                     ------  -------   -------
                                                     $4,198  $12,363   $15,400
                                                     ======  =======   =======

  Assets acquired under capitalized lease obligations are included in property and equipment and totaled $213,000 and $1,105,000 with related accumulated amortization of $85,000 and $272,000 at December 31, 1998 and 1999, respectively.

                          DIGITAL INSIGHT CORPORATION

    (All information for the three months ended March 31, 1999 and 2000 is unaudited)


5. ACQUISITION

  On August 18, 1997, the Company acquired the customer base of RJE Internet Services, Inc. ("RJE"). RJE develops, hosts and maintains web sites. The acquisition of this customer base was accounted for as a purchase. The results of operations and cash flows of the acquisition have been included from the date of the acquisition of the customer base. The purchase price of the customer base totaled $100,000 plus $180,000 for a covenant not to compete. The customer base was fully amortized at December 31, 1998. Accumulated amortization of the covenant not to compete totaled $128,000 and $180,000 at December 31, 1998 and 1999, respectively.

6. INCOME TAXES

  Prior to March 18, 1997, Digital Insight was a limited liability company that was treated as a partnership for federal and Minnesota income tax purposes. As a result, all federal and Minnesota tax matters for Digital Insight LLC, prior to March 18, 1997, are the responsibility of the members.

  As of December 31, 1999, the Company had estimated net operating loss carryforwards for federal and state purposes of approximately $22.2 million and $5.4 million, respectively. Federal and state net operating loss carryforwards begin to expire in the years 2011 and 2004, respectively.

  Given its history of operating losses and potential limitations on the utilization of net operating losses, the Company has recorded a full valuation allowance against its deferred tax assets generated from operating losses because it is more likely than not that the deferred tax benefits will not be utilized. Accordingly, the accompanying statements of operations include no benefit for income taxes.

  The components of the Company's deferred taxes are (in thousands):

                                                                December 31,
                                                              -----------------
                                                               1998      1999
                                                              -------  --------
   Net operating loss carryforwards.......................... $ 3,626  $  8,104
   Research credit carryforwards.............................     392       702
   Stock compensation........................................     398       879
   Accruals, reserves and other..............................     185       468
                                                              -------  --------
   Gross deferred tax assets.................................   4,601    10,153
                                                              -------  --------
   Deferred tax asset valuation allowance....................  (4,601)  (10,153)
                                                              -------  --------
   Deferred tax assets....................................... $    --  $     --
                                                              =======  ========

7. REDEEMABLE CONVERTIBLE PREFERRED STOCK

  Redeemable convertible preferred stock at December 31, 1998 related to Digital Insight consists of the following:

                                                                     Redemption
                                                                         and
                                                         Issued and  Liquidation
                                              Authorized Outstanding Preference
                                              ---------- ----------- -----------
   Series A.................................. 1,668,166   1,645,944  $ 4,444,049
   Series B.................................. 2,305,475   2,305,475    7,999,998
                                              ---------   ---------  -----------
                                              3,973,641   3,951,419  $12,444,047
                                              =========   =========  ===========

                          DIGITAL INSIGHT CORPORATION

    (All information for the three months ended March 31, 1999 and 2000 is unaudited)


  In May 1999, the Company completed the private placement of 844,036 shares of its Series C redeemable convertible preferred stock at a price per share of $10.00. The holders of redeemable convertible preferred stock were entitled to voting rights equivalent to the number of shares of common stock into which it was convertible. In addition, holders of Series A, Series B, and Series C redeemable convertible preferred stock were entitled to receive noncumulative dividends at the per annum rate of $0.24, $0.31 and $0.90 per share, respectively, when and if declared by the Board of Directors, as well as a liquidation preference of $2.70, $3.47 and $10.00 per share, respectively, in the event of the dissolution of the Company. In addition, the redeemable preferred stockholders had the option to require the Company to repurchase all of the preferred shares upon written request of at least 60% of the preferred holders. The shares were redeemable on the earlier of February 28, 2002 or 180 days following the date of election at a redemption price of $2.70 per share for Series A, $3.47 per share for Series B and $10.00 per share for Series C, which equal the original issuance price, plus all declared but unpaid dividends, if any, through the redemption date. No dividends were declared.

  In June 1999, the Company repurchased 20,000 shares of Series A redeemable convertible preferred stock at $10.00 per share from a former executive officer.

  All shares of Series A, Series B and Series C redeemable convertible preferred stock were converted into common stock upon the closing of the Company's initial public offering in October 1999.

  In May 1998, nFront sold 1,177,851 shares (adjusted for subsequent stock splits) of Series A redeemable preferred stock for $2.12 per share. The holders of the Series A redeemable preferred stock had the right to convert all or part of the shares into common stock initially on a one-for-one basis subject to certain conversion ratio adjustments should the price of the common stock for any transaction subsequent to the financing be lower than $2.12 per share or automatically if the Company were to complete an initial public offering at a specified price per share of common stock which results in aggregate gross proceeds of not less than $15.0 million. The redemption price of the Series A redeemable preferred stock was equal to the original issuance price plus a 10% compound annual rate of return. The carrying amount is being adjusted by periodic accretions to the redemption amount. In connection with the closing of the initial public offering in July 1999, the Series A redeemable preferred stock was converted into common stock.

8. NOTES RECEIVABLE FROM STOCKHOLDERS

  Effective October 23, 1997, under the Company's 1997 Stock Plan, two officers of the Company exercised their options to purchase 309,250 shares each of the Company's common stock. In consideration, each officer executed a note payable to the Company for $93,000. The note is payable at the earlier of ten years from the date of execution or 30 days after termination. Interest is being charged at the rate of 7% per annum. Interest income realized for the years ended December 31, 1997, 1998 and 1999 and the three months ended March 31, 2000 on the loans was $0, $15,000, $15,000 and $3,000, respectively. The officers have the option to prepay all or any portion of the principal or interest without penalty.

9. PREFERRED STOCK WARRANTS

  In connection with certain borrowings in 1998 and 1999, the Company issued warrants to purchase redeemable convertible preferred stock which, after conversion, resulted in warrants to purchase 28,819 and 22,222 shares of common stock for $3.47 and $2.70 per share, respectively. Such warrants expire through 2006. Using the Black-Scholes pricing model, the Company estimated that the aggregate fair value of the warrants was $211,000. The Company recognized $20,000 and $60,000 of interest expense associated with these warrants for the years ended December 31, 1998 and 1999, respectively.

  In connection with the Digital Insight's initial public offering, the warrants were converted to warrants to purchase common stock. Warrants to purchase 51,041 shares of common stock remain outstanding at December 31, 1999.

                          DIGITAL INSIGHT CORPORATION

    (All information for the three months ended March 31, 1999 and 2000 is unaudited)


  During January 1998, the Company entered into a transaction with a reseller of the Company's services to purchase 105,953 shares of the Company's common stock at $2.82 per share in cash. In connection with this transaction, the Company agreed to issue warrants to purchase shares of common stock based on the number of customer contracts the reseller is able to enter into prior to September 30, 1998 and January 1, 2000. The reseller did not enter into the required number of contracts at these target dates and the agreement expired with no warrants being issued.

10. COMMON STOCK

  In June 1999, the Board of Directors approved a resolution to increase the number of shares of authorized common stock to 100,000,000 shares.

  In July 1999, nFront completed its initial public offering of 2,026,500 shares for net proceeds of approximately $31.6 million.

  In October 1999, Digital Insight completed its initial public offering of 4,025,000 shares of common stock for net proceeds of approximately $54.5 million.

11. STOCK-BASED COMPENSATION PLANS

  In August 1997, the Company adopted the 1997 Stock Plan (the "1997 Plan"). The 1997 Plan provides for the granting of stock options and common stock to employees and consultants of the Company. Options granted under the 1997 Plan may be either incentive stock options or nonqualified stock options. Incentive stock options ("ISOs") may be granted only to Company employees (including officers and directors who are also employees). Nonqualified stock options ("NSOs") may be granted to Company employees and consultants. As of December 31, 1999, the Company has reserved 3,000,000 shares of common stock for issuance under the 1997 Plan.

  In June 1999, the Company adopted the 1999 Stock Incentive Plan (the "1999 Plan") and has reserved 1,500,000 shares of common stock for issuance under the 1999 Plan. Shares not yet issued under the 1997 Plan are also available under the 1999 Plan. The 1999 Plan allows grants of ISOs, NSOs and restricted stock to employees, non-employee board members and consultants.

  Options under the Plans may be granted for periods of up to ten years, with the exception of an ISO granted to an optionee who owns stock representing more than 10% of the voting power of all classes of stock of the parent or subsidiary, in which case the term of the option shall be five years, and at prices no less than 85% of the estimated fair value of the shares on the date of grant, provided, however, that (i) the exercise price of an ISO and NSO shall not be less than 100% and 85% of the estimated fair value of the shares on the date of grant, respectively, and (ii) the exercise price of an ISO and NSO granted to a 10% shareholder shall not be less than 110% of the estimated fair value of the shares on the date of grant. Options generally vest in monthly installments over four years following the date of grant, subject to the optionee's continuous service. However, for first time grants, the initial vesting shall occur twelve months from the vesting start date, at which time 25% of the shares will be vested. The remaining shares are vested over the remaining three years.

  On June 21, 1999, the Company adopted the 1999 Employee Stock Purchase Plan (the "Purchase Plan"), which provides for the issuance of a maximum of 300,000 shares of Common Stock. Eligible employees can have up to 15% of their earnings withheld, up to certain maximums, to be used to purchase shares of the Company's common stock on every May 1 and November 1. The price of the common stock purchased under the Purchase Plan is equal to 85% of the lower of the fair market value of the common stock on the offering date of each two year offering period or the specified purchase date. No shares have been purchased under the Purchase Plan for the year ended December 31, 1999.

                          DIGITAL INSIGHT CORPORATION

    (All information for the three months ended March 31, 1999 and 2000 is unaudited)


Deferred stock-based compensation

  In the years ended December 31, 1997, 1998 and 1999, the Company recorded deferred stock-based compensation expense of $1,809,000, $1,918,000 and $1,768,000, respectively, related to the issuance of stock options at prices subsequently determined to be below fair market value. These charges are being amortized over a period of four years from the date of grant. Amortization of $151,000, $844,000 and $1,221,000 has been recognized as stock-based compensation expense in the years ended December 31, 1997, 1998 and 1999, respectively.

Stock option activity under the Plans is as follows:

                                                                    Exercise
                                                        Options     Price Per
                                                      Outstanding     Share
                                                      ----------- -------------
     Granted.........................................  1,210,500      $0.30
     Canceled........................................    (44,500)     $0.30
     Exercised.......................................   (618,500)     $0.30
                                                       ---------  -------------
     Balance December 31, 1997.......................    547,500      $0.30
     Granted.........................................    996,000  $ 0.30-$ 1.00
     Canceled........................................   (104,640) $ 0.30-$ 0.50
     Exercised.......................................     (2,656)     $0.30
                                                       ---------  -------------
     Balance December 31, 1998.......................  1,436,204  $ 0.30-$ 1.00
     Granted.........................................  1,061,785  $ 1.75-$44.50
     Canceled........................................   (110,765) $ 0.30-$13.00
     Exercised.......................................   (344,948) $ 0.30-$39.94
                                                       ---------  -------------
     Balance December 31, 1999.......................  2,042,276  $ 0.30-$44.50
     Granted.........................................    721,844  $33.03-$83.88
     nFront options assumed..........................    627,926  $ 2.12-$75.99
     Canceled........................................   (110,520) $ 0.30-$73.31
     Exercised.......................................    (29,383) $ 0.30-$ 9.00
                                                       ---------  -------------
     Balance March 31, 2000 (unaudited)..............  3,252,143  $ 0.30-$83.88
                                                       =========  =============

              Options Outstanding at December 31, 1999               Options Exercisable
   ---------------------------------------------------------------------------------------
                                 Weighted-Average      Weighted-              Weighted-
                               Remaining Contractual    Average                Average
   Exercise Prices    Shares       Life (Years)      Exercise Price Shares  Exercise Price
   ---------------   --------- --------------------- -------------- ------- --------------
        $0.30          260,479          7.7              $0.30       96,713     $0.30
        $0.50          181,579          8.5              $0.50       46,946     $0.50
        $1.00          575,000          8.8              $1.00      167,708     $1.00
        $1.75          107,400          9.1              $1.75       15,643     $1.75
        $2.25          401,285          9.2              $2.25          --        --
        $9.00          165,533          9.3              $9.00       13,630     $9.00
       $13.00          272,000          9.6              $13.00       1,333     $13.00
    $31.00-$44.50       79,000          9.9          $31.00-$44.50       93 $31.00-$44.50
    -------------    ---------          ---          -------------  ------- -------------
    $0.30-$44.50     2,042,276          8.9              $4.89      342,066     $2.68
                     =========          ===          =============  ======= =============

                          DIGITAL INSIGHT CORPORATION

    (All information for the three months ended March 31, 1999 and 2000 is unaudited)


nFront Stock Plan

  In connection with the merger with nFront, the Company assumed the Stock Option Plan of nFront, including incentive and non-statutory stock options to purchase 627,926 shares of common stock with exercise prices ranging from $2.12 to $75.99. The Company will not grant any additional options under the nFront plan. Options granted under the nFront Plan are exercisable over a maximum term of ten years from the date of grant and generally vest over periods up to four years. The outstanding nFront options assumed were rolled into the Company's 1999 Plan in February 2000.

Fair value disclosures

  The Company applies the provisions of APB 25 and related interpretations in accounting for employee stock-based compensation arrangements. Had compensation cost for the Company's stock-based compensation plan been determined based on the fair value at the grant dates for the awards under the method prescribed by SFAS No. 123, for the years ended December 31, 1997 and 1998, the Company's net loss would not have been materially different. For the year ended December 31, 1999, had compensation cost been determined pursuant to SFAS No. 123, the Company's net loss would have been as follows:

                                                                Year Ended
                                                             December 31, 1999
                                                           ---------------------
                                                           (In thousands, except
                                                              per share data)
   Net loss:
     As reported..........................................       $(18,018)
                                                                 ========
     Pro forma............................................       $(20,757)
                                                                 ========
   Net loss per share--basic and diluted:
     As reported..........................................       $  (1.26)
                                                                 ========
     Pro forma............................................       $  (1.44)
                                                                 ========

  The Company calculated the minimum fair value of each option grant on the date of grant using the Black-Scholes pricing model with the following assumptions:

                                                                 Year Ended
                                                                December 31,
                                                               ----------------
                                                               1997  1998  1999
                                                               ----  ----  ----
   Expected life (years)......................................   4     4     4
   Risk free interest rate.................................... 5.8%  6.2%  5.5%
   Expected volatility........................................ --    --     80%
   Dividend yield............................................. --    --    --

12. EMPLOYEE BENEFITS

  Effective September 1, 1998, the Company adopted a Defined Contribution Profit Sharing Plan. This plan includes a 401(k) salary deferral plan. All employees are eligible to participate in the plan after six months of continued service. Contributions to the 401(k) are in the form of employee-salary deferrals which are not subject to employer-matching contributions.

  In April 1998, nFront adopted a Retirement Plan (the "Plan"), which qualifies under Section 401(k) of the Internal Revenue Code. Employees are eligible to participate in the plan after three months of service. Participants may contribute a percentage of their base salaries up to the maximum allowable under Section 401(k). Company contributions made to the Plan are discretionary. No employer contributions to the Plan have been made through March 31, 2000 and the plan was subsequently terminated.

                          DIGITAL INSIGHT CORPORATION

    (All information for the three months ended March 31, 1999 and 2000 is unaudited)


13. COMMITMENTS AND CONTINGENCIES

  The Company leases its facilities and certain equipment under noncancelable operating and capital leases with various expiration dates through 2005 and 2002, respectively. Certain of the facilities leases have renewal options. Additionally, the terms of the facilities leases provide generally for rental payments on a graduated scale. The Company recognizes rent expense on a straight-line basis over the lease period. Rent expense under the leases was approximately $123,000, $407,000 and $768,000 for the years ended December 31, 1997, 1998 and 1999, respectively. Rent expense for the three months ended March 31, 1999 and 2000 amounted to $121,000 and $414,000, respectively.

  At December 31, 1999, the Company had $1,108,000 available under a capital lease line for the acquisition of equipment.

  Future minimum lease payments under all noncancelable capitalized and operating leases are as follows (in thousands):

                                                              Capital Operating
                                                              ------- ---------
     2000....................................................  $401    $1,859
     2001....................................................   338     1,932
     2002....................................................    74     1,836
     2003....................................................   --      1,369
     2004....................................................   --      1,031
     Thereafter..............................................   --        489
                                                               ----    ------
     Total minimum lease payments............................   813    $8,516
                                                                       ======
     Amounts representing interest...........................    60
                                                               ----
     Present value of capitalized lease obligations..........   753
     Less: current portion...................................   360
                                                               ----
     Noncurrent portion of capitalized lease obligations.....  $393
                                                               ====

  In December 1997, the Company entered into a Business Continuity Services Master Agreement, which provides backup capability. The agreement is for a term of five years with monthly payments of $6,000. Future minimum payments under the agreement are $72,000 for each of the years through 2002.

  On March 6, 2000, the Company entered into a five-year facility lease agreement. Minimum annual payments under the lease agreement are $845,000. The lease agreement requires the Company to establish a $760,000 line of credit in the form of a security deposit.

14. nFRONT LONG TERM DEBT

  In August 1998, nFront entered into a loan agreement with a bank under which it could borrow up to $750,000. Amounts borrowed under this agreement were charged interest at the bank's prime rate plus 1% per annum. This loan was repaid as of year end 1998.

  On April 22, 1999, nFront executed a senior subordinated debenture agreement with a stockholder under which nFront may borrow up to $5.0 million through the earlier of April 22, 2000 or the closing of an underwritten public offering of nFront common stock. Unanimous approval of the nFront's Board of Directors is required to borrow in excess of $3 million under the agreement. Interest on any borrowings under the senior subordinated debenture accrues at the prime rate plus 3% per annum, payable at maturity. In exchange for the

                          DIGITAL INSIGHT CORPORATION

    (All information for the three months ended March 31, 1999 and 2000 is unaudited)

stockholder's commitment under this agreement, nFront agreed to issue a three-year warrant to purchase shares of common stock, the number of shares and exercise price of which were determined by reference to the price per share in the initial public stock offering. Based on the price per share in the initial public stock offering, the warrant entitles the stockholder to purchase 28,950 shares of common stock at $17.27 per share. These warrants were exercised in February 2000.

  On June 17, 1999, nFront entered into a loan agreement which is comprised of a $4,425,000 revolving line of credit (the "Line"), which bears interest at LIBOR plus 1.75% per annum, and a $575,000 term loan (the "Loan"), which bears interest at the Prime Rate plus 1.0% per annum. The Line is due on the earliest to occur of: (i) December 31, 1999; (ii) the consummation of a public offering of the Company's common stock; or (iii) 25 days after request for payment made by the lender. The Loan is due in 26 equal monthly installments commencing on July 15, 1999. The Line and the Loan are secured by substantially all of the assets of nFront, and nFront used the proceeds of the Loan to repay long-term debt. As of December 31, 1998, the outstanding borrowings under the Line and the Loan were $512,000 and $572,946, respectively. All outstanding borrowings under this loan agreement were repaid in July 1999 using proceeds from the initial public stock offering. As a result of the consummation of the initial public offering, this loan agreement is no longer in existence.

15. SUBSEQUENT EVENTS (Unaudited)

  On March 30, 2000, the Company entered into a definitive agreement to acquire all of the outstanding stock of AnyTime Access, Inc., a company based in Sacramento, California that provides services and solutions that allow credit unions, banks and other financial institutions to outsource certain customer communication and other administrative functions associated with consumer loan originations. Upon the closing of the transaction, the Company will issue approximately 2,126,759 shares of common stock and shares underlying vested and unvested options and warrants to purchase common stock with an estimated fair value of $112.7 million in exchange for all of the outstanding shares, options and warrants of AnyTime Access. The acquisition is to be accounted for using the purchase method of accounting and will be consummated upon the receipt of necessary regulatory and shareholder approvals, which are anticipated to be obtained by the third quarter of 2000.

  On June 21, 2000, the Company completed its acquisition of the outstanding shares of 1View Network Corporation ("1View"), a company based in San Francisco that provides electronic information aggregation solutions for the financial services market. The purchase price is comprised of $5 million in cash and 1.1 million in shares of common stock and shares underlying vested and unvested options to purchase common stock with an estimated fair value of $38.7 million (excluding the value of 178,112 shares subject future performance requirements) in exchange for all the outstanding shares and options of 1View. The acquisition is to be accounted for using the purchase method of accounting.

          INTRODUCTION TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                             FINANCIAL INFORMATION

  On March 30, 2000, the Company entered into a definitive agreement to acquire all of the outstanding stock of AnyTime Access, Inc. ("AnyTime Access"), a company based in Sacramento, California that provides services and solutions that allow credit unions, banks and other financial institutions to outsource certain customer communication and other administrative functions associated with consumer loan originations. Upon the closing of the transaction, the Company will issue approximately 2,126,759 shares of common stock and shares underlying options and warrants to purchase common stock with an estimated value of $112.7 million in exchange for all of the outstanding shares, options and warrants of AnyTime Access. The acquisition is to be accounted for using the purchase method of accounting and will be consummated upon the receipt of necessary regulatory and shareholder approvals, which are anticipated to be obtained by July 2000. The purchase price will be allocated to the estimated fair value of assets acquired and liabilities assumed. The estimated fair value of the assets acquired and liabilities assumed approximate the historical cost basis and the preliminary purchase price allocation indicates goodwill and identifiable intangible assets of approximately $108.0 million which we estimate will be amortized over an aggregate life of five years. In addition, deferred compensation in the amount of $2.2 million will be recorded for the unvested stock options to be assumed in connection with the acquisition and will be amortized over the estimated service period of the employees.

  On June 21, 2000, the Company completed its acquisition of the outstanding shares of 1View Network Corporation ("1View"), a company based in San Francisco, California that provides electronic information aggregation solutions for the financial services market. The purchase price is comprised of $5 million in cash and 1.1 million shares of common stock and shares underlying options to purchase common stock in exchange for all the outstanding shares and options of 1View. The Company's common stock to affect the acquisition was valued at approximately $46.2 million. The acquisition is to be accounted for using the purchase method of accounting. The purchase price will be allocated to the estimated fair value of assets acquired and liabilities assumed. The estimated fair value of the assets acquired and liabilities assumed approximated the historical cost basis and the preliminary purchase price allocation indicates goodwill of approximately $36.9 million which will be amortized on a straight-line basis over an estimated life of three years. In addition, deferred compensation will be recorded in the amount of $6.6 million for the unvested stock options to be issued in connection with the acquisition and will be amortized over the estimated service period of the employees. If 1View does not meet certain performance objectives by September 2000, the former majority stockholder of 1View has agreed to return to the Company $3.0 million in cash and 178,112 shares of the Company's common stock valued at $7.5 million which are being held in escrow pending the resolution of the contingency. Accordingly, this portion of the purchase price will be accounted for as contingent purchase consideration upon resolution of the future performance requirements.

  The following unaudited pro forma condensed consolidated balance sheet assumes that the acquisitions of AnyTime Access and 1View were consummated as of March 31, 2000 and present a preliminary allocation of the purchase prices over historical net book values and are for illustrative purposes only. Actual fair values will be based on financial information as of the acquisition dates. The following unaudited pro forma consolidated statements of operations for the year ended December 31, 1999 and the three months ended March 31, 2000 give effect to the acquisition as if it had occurred on January 1, 1999 and 2000, respectively.

  The unaudited pro forma condensed consolidated financial information is not necessarily indicative of the results that would have occurred if the acquisitions had occurred as of the beginning of the periods presented and should not be construed as being representative of future operating results or financial position. The unaudited pro forma condensed consolidated financial information should be read in conjunction with the Digital Insight Corporation, AnyTime Access and 1View financial statements and notes thereto, included elsewhere in this prospectus.

                          DIGITAL INSIGHT CORPORATION

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                              As of March 31, 2000
                                 (in thousands)

                           Digital      1View    AnyTime
                           Insight     Network   Access,    Pro Forma      Pro Forma
                         Corporation Corporation   Inc.    Adjustments    Consolidated
                         ----------- ----------- --------  -----------    ------------
                                      ASSETS
                                      ------
Current assets:
  Cash, cash equivalents
   and short-term
   investments..........  $ 57,467     $    96   $  3,500   $ (5,000)(1)    $ 56,063
  Accounts receivable,
   net..................     8,975         140      1,487                     10,602
  Accumulated
   implementation
   costs................        33         --         --                          33
  Other current assets..     2,312           2        802      3,000 (1)       6,116
                          --------     -------   --------   --------        --------
    Total current
     assets.............    68,787         238      5,789     (2,000)         72,814
Property and equipment,
 net....................    15,400         337      3,195                     18,932
Goodwill and intangible
 assets.................       --          --         --     144,937 (2)     144,937
Other assets............       521         118        166                        805
                          --------     -------   --------   --------        --------
                          $ 84,708     $   693   $  9,150   $142,937        $237,488
                          ========     =======   ========   ========        ========
                  LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
                  ----------------------------------------------
Current liabilities:
  Accounts payable......  $  4,021     $   280   $    526   $    --         $  4,827
  Accrued compensation
   and related
   benefits.............     2,128         126        474                      2,728
  Current portion of
   capital lease
   obligation and long-
   term debt............       355         --       1,002                      1,357
  Convertible notes and
   loan payable.........       --        1,352        --      (1,352)(3)         --
  Customer deposits and
   deferred revenue.....     7,316          50        --                       7,366
  Other accruals........     3,739         376        669      6,559 (4)      11,343
                          --------     -------   --------   --------        --------
    Total current
     liabilities........    17,559       2,184      2,671      5,207          27,621
  Long term portion of
   capital lease
   obligation and long-
   term debt............       998         --          41                      1,039
Stockholders' equity
 (deficit):
  Preferred stock.......       --          --      33,540    (33,540)(5)         --
  Common stock and
   additional paid-in
   capital..............   116,831       5,908      4,302    (10,210)(5)     268,249
                                                             142,677 (6)
                                                               8,741 (7)
  Notes receivable from
   stockholders.........      (219)        --        (152)       152 (5)        (219)
  Deferred stock-based
   compensation.........    (2,950)     (5,225)      (992)     6,217 (5)     (11,691)
                                                              (8,741)(7)
  Accumulated deficit...   (47,511)     (2,174)   (30,260)    32,434 (5)     (47,511)
                          --------     -------   --------   --------        --------
    Total stockholders'
     equity (deficit)...    66,151      (1,491)     6,438    137,730         208,828
                          --------     -------   --------   --------        --------
                          $ 84,708     $   693   $  9,150   $142,937        $237,488
                          ========     =======   ========   ========        ========

 See accompanying notes to unaudited pro forma condensed consolidated financial information.

                          DIGITAL INSIGHT CORPORATION

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                   For The Three Months Ended March 31, 2000
                     (in thousands, except per share data)

                          Digital Insight 1View Network AnyTime Access,  Pro Forma      Pro Forma
                            Corporation    Corporation       Inc.       Adjustments    Consolidated
                          --------------- ------------- --------------- -----------    ------------
Revenues:
  Implementation fees...     $  3,078        $   --         $   --       $    --         $  3,078
  Service fees..........        7,341            --             --                          7,341
  Transaction fees and
   other................          --             621          3,013                         3,634
                             --------        -------        -------      --------        --------
  Total revenues........       10,419            621          3,013           --           14,053
                             --------        -------        -------      --------        --------
Cost of revenues:
  Implementation........        2,380            --             --                          2,380
  Service...............        3,709            --             --                          3,709
  Transaction fees and
   other................          --             333          2,052                         2,385
                             --------        -------        -------      --------        --------
  Total cost of
   revenues.............        6,089            333          2,052           --            8,474
                             --------        -------        -------      --------        --------

Gross profit............        4,330            288            961           --            5,579
                             --------        -------        -------      --------        --------

Operating expenses:
  Sales, general and
   administrative.......        9,016            762          1,447                        11,225
  Research and
   development..........        3,718            299            917                         4,934
  Amortization of stock-
   based compensation...          329            376             57         1,914 (8)       2,676
  Amortization of
   goodwill and
   intangibles..........          --             --             --          8,477 (9)       8,477
  Merger related
   expenses.............       12,658            --             --                         12,658
                             --------        -------        -------      --------        --------
  Total operating
   expense..............       25,721          1,437          2,421        10,391          39,970
                             --------        -------        -------      --------        --------
Loss from operations....      (21,391)        (1,149)        (1,460)      (10,391)        (34,391)
Interest and other
 income, net............          995            (13)            19           --            1,001
                             --------        -------        -------      --------        --------
Net loss ...............     $(20,396)       $(1,162)       $(1,441)     $(10,391)       $(33,390)
                             ========        =======        =======      ========        ========
Basic and diluted net
 loss per share.........     $  (0.89)
                             ========
Shares used in computing
 basic and diluted net
 loss per share.........       22,803
                             ========
Pro forma basic and
 diluted net loss per
 share..................                                                                 $  (1.31)(10)
                                                                                         ========
Shares used in computing
 pro forma basic and
 diluted net loss per
 share..................                                                                   25,420 (10)
                                                                                         ========

 See accompanying notes to unaudited pro forma condensed consolidated financial information.

                          DIGITAL INSIGHT CORPORATION

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                      For The Year Ended December 31, 1999
                     (in thousands, except per share data)

                          Digital Insight 1View Network AnyTime Access,  Pro Forma      Pro Forma
                            Corporation    Corporation       Inc.       Adjustments    Consolidated
                          --------------- ------------- --------------- -----------    ------------
Revenues:
  Implementation fees...     $  9,351        $   --         $   --       $    --         $  9,351
  Service fees..........       16,894            --             --                         16,894
  Transaction fees and
   other................          --             976         10,384                        11,360
                             --------        -------        -------      --------        --------
Total revenues..........       26,245            976         10,384           --           37,605
                             --------        -------        -------      --------        --------
Cost of revenues:
  Implementation........        5,548            --             --                          5,548
  Service...............       10,056            --             --                         10,056
  Transaction fees and
   other................          --             577          7,978                         8,555
                             --------        -------        -------      --------        --------
Total cost of revenues..       15,604            577          7,978           --           24,159
                             --------        -------        -------      --------        --------

Gross profit............       10,641            399          2,406           --           13,446
                             --------        -------        -------      --------        --------

Operating expenses:
  Sales, general and
   administrative.......       21,211            898          7,187                        29,296
  Research and
   development..........        7,668            216          4,641                        12,525
  Amortization of stock-
   based compensation...        1,221            293             34         7,655 (8)       9,203
  Amortization of
   goodwill and
   intangibles..........          --             --             --         33,908 (9)      33,908
                             --------        -------        -------      --------        --------
Total operating
 expense................       30,100          1,407         11,862        41,563          84,932
                             --------        -------        -------      --------        --------
Loss from operations....      (19,459)        (1,008)        (9,456)      (41,563)        (71,486)
Interest and other
 income, net............        1,441             (4)          (144)          --            1,293
                             --------        -------        -------      --------        --------
Net loss ...............      (18,018)        (1,012)        (9,600)      (41,563)        (70,193)
Accretion on redeemable
 convertible preferred
 stock..................         (136)           --             --            --             (136)
                             --------        -------        -------      --------        --------
Net loss attributable to
 common stockholders....     $(18,154)       $(1,012)       $(9,600)     $(41,563)       $(70,329)
                             ========        =======        =======      ========        ========
Basic and diluted net
 loss per share.........     $  (1.26)
                             ========
Shares used in computing
 basic and diluted net
 loss per share.........       14,389
                             ========
Pro forma basic and
 diluted net loss per
 common share...........     $  (1.00)                                                   $  (3.38)(10)
                             ========                                                    ========
Shares used in computing
 pro forma basic and
 diluted net loss per
 share..................       18,216                                                      20,833 (10)
                             ========                                                    ========

 See accompanying notes to unaudited pro forma condensed consolidated financial information.

                          DIGITAL INSIGHT CORPORATION

              NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                             FINANCIAL INFORMATION
                            (Dollars in thousands)

  The pro forma adjustments give effect to the acquisitions of 1View and AnyTime Access as if the transactions were consummated on March 31, 2000. The estimated fair value per share of the Digital Insight stock assumed to be issued to effect the acquisitions was approximately $42 per share and $53 per share for 1View and AnyTime Access, respectively. The fair values were based on the average trading price for the public announcement dates and the four days prior to and after those dates. The pro forma balance sheet adjustments are as follows:

(1) To reflect the $5,000 cash consideration paid for 1View. $3,000 of the cash consideration was deposited in escrow and is contingent upon certain performance goals that must be achieved by September 2000 and will be accounted for as contingent consideration upon resolution of the performance goals.

(2) To reflect goodwill and intangible assets created as a result of the acquisitions as follows:

                                                           AnyTime
                                                   1View    Access    Total
                                                  -------  --------  --------
   Estimated fair value of the assumed issuance
    of 629,313 (excluding 178,112 contingent
    shares in escrow) and 1,987,557 shares of the
    Company's common stock for the acquisitions
    of 1View and AnyTime Access, respectively.... $26,452  $105,341  $131,793
   Estimated fair value of 136,183 and 97,837
    shares underlying vested stock options (net
    of estimated proceeds on exercise) assumed
    upon the acquisitions of 1View convertible
    notes and AnyTime Access, respectively.......   5,720     5,164    10,884
   Additional cash consideration excluding cash
    in escrow ...................................   2,000       --      2,000
   Direct transaction costs .....................   2,600     3,959     6,559
   Conversion of 1View convertible notes and
    shareholder loan.............................  (1,352)      --     (1,352)
   Net assets acquired...........................   1,491    (6,438)   (4,947)
                                                  -------  --------  --------
   Estimated goodwill and intangibles created.... $36,911  $108,026  $144,937
                                                  =======  ========  ========

(3) To reflect conversion of 1View convertible notes and loan from shareholder upon consummation of the acquisition of 1View.

(4) To reflect the accrual of the estimated direct acquisition costs of $2,600 and $3,959 related to the acquisitions of 1View and AnyTime Access, respectively.

(5) To eliminate the historical stockholders equity of 1View and AnyTime
    Access.

(6) To reflect the increase in additional paid-in capital for the step-up in basis and deferred stock-based compensation related to the acquisitions as follows:

                                                               AnyTime
                                                        1View   Access   Total
                                                       ------- -------- --------
   Estimated fair value of the assumed issuance of
    shares underlying the Company's common stock and
    vested stock options for the 1View and AnyTime
    Access acquisitions .............................  $32,172 $110,505 $142,677
   Estimated fair value of 156,376 and 41,365 shares
    underlying vested stock options (net of estimated
    proceeds on exercise) assumed upon acquisitions
    of 1View and AnyTime Access, respectively,
    recorded as deferred stock-based compensation....    6,568    2,173    8,741
                                                       ------- -------- --------
                                                       $38,740 $112,678 $151,418
                                                       ======= ======== ========

(7) To reflect deferred stock-based compensation for the assumed issuance of shares underlying unvested stock options for 1View and AnyTime Access.

                          DIGITAL INSIGHT CORPORATION

              NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                      FINANCIAL INFORMATION--(Continued)
                            (Dollars in thousands)


  The pro forma statement of operations adjustments to give effect to the acquisitions of AnyTime Access and 1View as if the acquisitions occurred on January 1, 1999 and 2000, respectively, are as follows:

(8) To reflect the amortization of stock-based compensation created as result of the acquisitions as follows:

                                                                   Amortization
                                                                  For The Three
                                                        Annual     Months Ended
                                                     Amortization March 31, 2000
                                                     ------------ --------------
   1View............................................    $6,568        $1,642
   AnyTime Access...................................     1,087           272
                                                        ------        ------
                                                        $7,655        $1,914
                                                        ======        ======

(9) To reflect the amortization of goodwill and intangible assets created as a result of the acquisitions as follows:

                                                                    Estimated
                                                                   Amortization
                              Goodwill and Estimated  Estimated   For The Three
                               Intangible  Aggregate    Annual     Months Ended
                                 Assets      Life    Amortization March 31, 2000
                              ------------ --------- ------------ --------------
   1View.....................   $ 36,911    3 years    $12,303        $3,076
   AnyTime Access............    108,026    5 years     21,605         5,401
                                --------               -------        ------
                                $144,937               $33,908        $8,477
                                ========               =======        ======

(10) To reflect the pro forma basic and diluted net loss per common share assuming the issuance of 629,313 (excluding 178,112 contingent shares in escrow) and 1,987,557 shares of common stock to effect the acquisitions of 1View and AnyTime Access, respectively. Vested and unvested stock options were excluded from the computation as they have an antidilutive effect.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Director of
1View Network Corporation (A Development Stage Enterprise)

  In our opinion, the accompanying balance sheet of 1View Network Corporation (A Development Stage Enterprise) (the "Company") as of December 31, 1999, and the related statements of operations, stockholders' deficit and cash flows for the period from commencement of operations (May 21, 1999) through December 31, 1999 present fairly, in all material respects, the financial position of the Company as of December 31, 1999, and the results of its operations and its cash flows for the period from commencement of operations (May 21, 1999) through December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

Woodland Hills, California
June 23, 2000

                           1VIEW NETWORK CORPORATION
                        (A Development Stage Enterprise)

                                 BALANCE SHEETS

                                                        December     March 31,
                                                        31, 1999       2000
                                                       -----------  -----------
                                                                    (Unaudited)
                                    ASSETS
                                    ------
Current assets:
  Cash................................................ $   455,377  $   96,442
  Accounts receivable.................................     451,050     140,100
  Other current assets................................       1,637       1,637
                                                       -----------  ----------
    Total current assets..............................     908,064     238,179
Furniture and equipment, net..........................     211,124     336,678
Other assets..........................................     118,500     118,500
                                                       -----------  ----------
                                                       $ 1,237,688  $  693,357
                                                       ===========  ==========

                    LIABILITIES AND STOCKHOLDERS' DEFICIT
                    -------------------------------------
Current liabilities:
  Accounts payable.................................... $   248,299  $  279,827
  Accrued liabilities.................................     123,160     376,110
  Accrued compensation and related expenses...........     120,116     125,859
  Loan payable--stockholder...........................      60,374      80,651
  Deferred revenue....................................     384,000      50,000
                                                       -----------  ----------
    Total current liabilities.........................     935,949     912,447
                                                       -----------  ----------
Convertible notes.....................................   1,013,250   1,271,213
Commitments and contingencies (Note 9)................
Stockholders' deficit:
  Common stock, $0.001 par value; 5,000,000 shares
   authorized; 3,051,333 and 3,124,041 shares issued
   and outstanding at December 31, 1999 and March 31,
   2000 (unaudited), respectively.....................       3,051       3,124
  Additional paid-in capital..........................   5,358,093   5,905,470
  Deferred stock compensation.........................  (5,060,183) (5,224,836)
  Deficit accumulated during the development stage....  (1,012,472) (2,174,061)
                                                       -----------  ----------
    Total stockholders' deficit.......................    (711,511) (1,490,303)
                                                       -----------  ----------
    Total liabilities and stockholders' deficit....... $ 1,237,688  $  693,357
                                                       ===========  ==========

                 See accompanying notes to financial statements

                           1VIEW NETWORK CORPORATION
                        (A Development Stage Enterprise)

                            STATEMENTS OF OPERATIONS


                                            For The                    For The
                                          Period From                Period From
                                            May 21,                    May 21,
                                             1999        For The        1999
                                          (Inception)  Three Months  (Inception)
                                            Through       Ended        Through
                                           December     March 31,     March 31,
                                           31, 1999        2000         2000
                                          -----------  ------------  -----------
                                                       (Unaudited)   (Unaudited)
Revenue.................................. $   975,850  $   621,200   $ 1,597,050
Cost of sales............................     577,024      332,631       909,655
                                          -----------  -----------   -----------
    Gross profit.........................     398,826      288,569       687,395
                                          -----------  -----------   -----------
Operating expenses:
  Development expenses...................     216,006      299,402       515,408
  General and administrative expenses....     898,446      762,118     1,660,564
  Stock-based compensation...............     292,828      375,526       668,354
                                          -----------  -----------   -----------
    Total operating expenses.............   1,407,280    1,437,046     2,844,326
                                          -----------  -----------   -----------
    Loss from operations.................  (1,008,454)  (1,148,477)   (2,156,931)
Interest expense, net....................      (4,018)     (13,112)      (17,130)
                                          -----------  -----------   -----------
    Net loss............................. $(1,012,472) $(1,161,589)  $(2,174,061)
                                          ===========  ===========   ===========



                 See accompanying notes to financial statements

                           1VIEW NETWORK CORPORATION
                        (A Development Stage Enterprise)

                      STATEMENTS OF STOCKHOLDERS' DEFICIT
       For the Period from May 21, 1999 (Inception) to December 31, 1999 and The Three Months Ended March 31, 2000 (Unaudited)

                                                                      Deficit
                                                                    Accumulated
                            Common Stock   Additional   Deferred    During The       Total
                          ----------------  Paid In      Stock      Development  Stockholders'
                           Shares   Amount  Capital   Compensation     Stage        Deficit
                          --------- ------ ---------- ------------  -----------  -------------
Balance at May 21, 1999
 (inception)............        --  $  --  $      --  $       --    $       --    $       --
Issuance of common
 stock..................  3,051,333  3,051      5,082         --            --          8,133
Deferred stock
 compensation...........        --     --   5,353,011  (5,353,011)          --            --
Amortization of deferred
 stock compensation.....        --     --         --      292,828           --        292,828
Net loss................        --     --         --          --     (1,012,472)   (1,012,472)
                          --------- ------ ---------- -----------   -----------   -----------
Balance at December 31,
 1999...................  3,051,333  3,051  5,358,093  (5,060,183)   (1,012,472)     (711,511)
Issuance of common stock
 (unaudited)............     72,708     73      7,198         --            --          7,271
Deferred stock
 compensation
 (unaudited)............        --     --     540,179    (540,179)          --            --
Amortization of deferred
 stock compensation
 (unaudited)............        --     --         --      375,526           --        375,526
Net loss (unaudited)....        --     --         --                 (1,161,589)   (1,161,589)
                          --------- ------ ---------- -----------   -----------   -----------
Balance at March 31,
 2000 (unaudited).......  3,124,041 $3,124 $5,905,470 $(5,224,836)  $(2,174,061)  $(1,490,303)
                          ========= ====== ========== ===========   ===========   ===========


                 See accompanying notes to financial statements

                           1VIEW NETWORK CORPORATION
                        (A Development Stage Enterprise)

                            STATEMENTS OF CASH FLOWS

                                                                       For The
                                           For The                   Period From
                                         Period From                     May
                                         May 21, 1999    For The      21, 1999
                                         (Inception)   Three Months  (Inception)
                                           Through        Ended        Through
                                         December 31,   March 31,     March 31,
                                             1999          2000         2000
                                         ------------  ------------  -----------
                                                       (Unaudited)   (Unaudited)
Cash flows from operating activities:
 Net loss............................... $(1,012,472)  $(1,161,589)  $(2,174,061)
 Adjustments to reconcile net loss to
  net cash used in operating activities:
  Depreciation..........................      15,251        24,080        39,331
  Stock-based compensation..............     292,828       375,526       668,354
  Changes in assets and liabilities:
   Accounts receivable..................    (451,050)      310,950      (140,100)
   Other current assets.................      (1,637)          --         (1,637)
   Other assets.........................    (118,500)          --       (118,500)
   Accounts payable and accrued
    liabilities.........................     371,459       284,478       655,937
   Accrued interest on bridge loan and
    loan payable stockholder............       9,286        13,617        22,903
   Accrued compensation and related
    expense.............................     120,116         5,743       125,859
   Deferred revenue.....................     384,000      (334,000)       50,000
                                         -----------   -----------   -----------
Net cash used in operating activities...    (390,719)     (481,195)     (871,914)
                                         -----------   -----------   -----------
Cash flows from investing activities:
 Purchase of furniture and equipment....    (226,375)     (149,635)     (376,010)
                                         -----------   -----------   -----------
Net cash used in investing activities...    (226,375)     (149,635)     (376,010)
                                         -----------   -----------   -----------
Cash flows from financing activities:
 Proceeds from loan payable to
  stockholder...........................      59,338        19,624        78,962
 Proceeds from issuance of common
  stock.................................       8,133         7,271        15,404
 Proceeds from Bridge Note borrowings...   1,005,000       245,000     1,250,000
                                         -----------   -----------   -----------
    Net cash provided by financing
     activities.........................   1,072,471       271,895     1,344,366
                                         -----------   -----------   -----------
Net increase (decrease) in cash.........     455,377      (358,935)       96,442
Cash, beginning of period...............         --        455,377           --
                                         -----------   -----------   -----------
Cash, end of period..................... $   455,377   $    96,442   $    96,442
                                         ===========   ===========   ===========
Supplemental disclosures of cash flow
 information
 Interest received...................... $     5,377   $       505   $     5,882
                                         ===========   ===========   ===========
 Income taxes paid...................... $       --    $       --    $       --
                                         ===========   ===========   ===========


                 See accompanying notes to financial statements

                           1VIEW NETWORK CORPORATION
                       (A Development Stage Enterprise)

                         NOTES TO FINANCIAL STATEMENTS
       For the Period from May 21, 1999 (Inception) to December 31, 1999 and The Three Months Ended March 31, 2000 (Unaudited)

1. THE COMPANY

  1View Network Corporation (the "Company") was incorporated in the State of Delaware on May 21, 1999 as 1Vue Network, Inc. and changed its name in September 1999. The Company is engaged in developing Internet banking solutions to banks, consisting of consulting and programming. This includes home banking for individual customers and business banking for commercial customers of banks. In 1999 the Company had one main customer together with whom the Internet banking solutions were developed in a partnership-type of relationship. Substantially all of the Company's revenues are derived from these services on a per-hour basis. In addition the Company develops its own software product.

  As of December 31, 1999, the Company is a development stage enterprise as defined by Financial Accounting Standards Board Statement No. 7. Since inception, the Company has devoted substantial attention toward the development of its product. The Company's business is extremely competitive and characterized by rapid technological change, new product development, and a competitive business environment for the attraction and retention of knowledge workers. The Company is an early stage enterprise and is subject to all the risks associated with development stage companies.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Accounting Estimates

  The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

  The Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and notes payable are carried at cost, which approximates their fair value because of the short-term maturity of these instruments and the relatively stable interest rate environment. The amounts shown for loan payable--stockholder and convertible notes also approximate fair value because current interest rates offered to the Company for loans of similar maturities are substantially the same.

Cash and Cash Equivalents

  The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company maintains cash deposits at banks that are insured by the Federal Deposit Insurance Corporation up to $100,000. As of December 31, 1999, uninsured balances held at these financial institutions totaled $355,000. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Accounts Receivable

  Accounts receivable consist primarily of short-term amounts due from one customer. The Company does not provide for an allowance as the customer is a reputable bank.

                           1VIEW NETWORK CORPORATION
                       (A Development Stage Enterprise)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)
       For the Period from May 21, 1999 (Inception) to December 31, 1999 and The Three Months Ended March 31, 2000 (Unaudited)


Property and Equipment

  Furniture and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets as follows:

   Furniture and equipment......................................... 3 to 5 years
   Computer software and hardware..................................      3 years

Other Assets

  Other assets consist primarily of deposits on leased facility which expires in January 2005.

Revenue Recognition

  1View's historical revenues to date have been from one development contract, which provides for the Company to bill on a time and materials basis. The Company recognizes revenue on this contract as services are performed on a per hour basis plus out-of-pocket expenses. Amounts invoiced in advance of services are recorded as deferred revenue and will be recognized at the time services are performed.

Research and Product Development

  Research and product development costs incurred to research and develop the Company's products are expensed as incurred.

Advertising

  To date, the Company has not incurred any significant advertising costs.

Income Taxes

  The Company utilizes Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax payable for the period and the change during the period in deferred tax assets and liabilities.

Risk Concentrations

  Substantially all of the Company's revenues are generated from the sale of one product to one customer. The loss of, or an economic event related to this product, most likely would have a substantial impact on the Company's revenues. As of December 31, 1999, accounts receivable from one significant customer accounted for 100% of the Company's total accounts receivable.

                           1VIEW NETWORK CORPORATION
                       (A Development Stage Enterprise)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)
       For the Period from May 21, 1999 (Inception) to December 31, 1999 and The Three Months Ended March 31, 2000 (Unaudited)

Comprehensive Income

  Comprehensive income generally represents all changes in stockholders' equity (deficit) during the period except those resulting from investments by, or distributions to, stockholders. For the period from commencement of operations (May 21, 1999) through December 31, 1999, there were no such changes in stockholders' equity other than net loss amounts.

Accounting for Start-up costs

  The Company accounts for start-up costs in accordance with AICPA Statement of Position ("SOP") No. 98-5, "Reporting on the Costs of Start-Up Activities". Under SOP No. 98-5 all start-up costs related to new operations must be expensed as incurred.

Accounting For Stock-Based Compensation

  The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Under APB No. 25, compensation expense is recognized over the vesting period based on the difference, if any, on the date of grant between the deemed fair value for accounting purposes of the Company's stock and the exercise price on the date of grant. The Company accounts for equity awards issued to non-employees in accordance with the provisions SFAS No. 123 and Emerging Issues Task Force ("EITF") 96-18.

Recently Issued Accounting Pronouncements

  The Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 137, "Accounting for Derivative Instruments and Hedging Activities-- Deferral of the Effective Date of FASB Statement No. 133" is effective for financial statements with fiscal years beginning after June 15, 2000. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The Company does not expect adoption of SFAS No. 133 to have a material effect, if any, on its financial position or results of operations.

3. FURNITURE AND EQUIPMENT

  Furniture and equipment consisted of the following:

   Furniture and equipment............................................ $203,891
   Computer hardware and software.....................................   22,484
                                                                       --------
                                                                        226,375
   Less accumulated depreciation......................................   15,251
                                                                       --------
     Total............................................................ $211,124
                                                                       ========

  Depreciation expense was $15,251 for the period from May 21, 1999 (inception) to December 31, 1999.

                           1VIEW NETWORK CORPORATION
                       (A Development Stage Enterprise)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)
       For the Period from May 21, 1999 (Inception) to December 31, 1999 and The Three Months Ended March 31, 2000 (Unaudited)


4. RELATED-PARTY TRANSACTIONS

  As of December 31, 1999, the Company had a loan payable outstanding to one of its stockholders/officers, of which the balance including accrued interest was $60,374. The loan was unsecured, with interest accruing at a rate of 6% per annum, and was payable on demand.

5. CONVERTIBLE NOTES

  During the period from May 21, 1999 (inception) through December 31, 1999 and the three months ended March 31, 2000, the Company issued several series of convertible notes for proceeds of $1,005,000 and $245,000 (unaudited), respectively, bearing interest at a rate of 5%. The convertible notes contained conversion features, which allowed for the conversion of the notes and accrued interest into equity of the Company if certain future events occurred including the Company raising financing in the amount of more than $3,000,000. In that case the conversion rate would be dependent on the price per equity securities sold in this financing. If the Company does not close such a financing round before the due date of each note, the note plus accrued interest becomes payable at due date. The notes issued had a term of two years.

  Attached to the Convertible Notes issued were warrants, which, only upon conversion of the notes, give the investors the right to purchase the same type of equity security at the same price per share as the originally issued (convertible) securities. No separate value was placed on the warrants as their vesting and exercizability was contingent on the future events.

  See Note 10 for further details.

6. INCOME TAXES

  As a result of the Company's net operating losses, no provision for income taxes has been recognized.

  The Company has a net deferred tax asset of approximately $285,000 at December 31, 1999. The deferred tax asset is primarily comprised of net operating loss carryforwards. Due to uncertainty surrounding the realization of the benefits in the future tax returns, the Company has placed a full valuation allowance against its deferred tax asset at December 31, 1999.

  As of December 31, 1999, the Company had net operating loss carryforwards for federal and state purposes of approximately $720,000. Federal and state net operating loss carryforwards begin to expire in the years 2019 and 2004, respectively.

7. CAPITALIZATION

  The Company is authorized to issue 5,000,000 shares of common stock. The holders of common stock are afforded equal voting rights on matters to be voted on by the stockholders of the Company. Common stockholders are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors. The Company has not declared or paid any dividends during its operating history.

                           1VIEW NETWORK CORPORATION
                       (A Development Stage Enterprise)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)
       For the Period from May 21, 1999 (Inception) to December 31, 1999 and The Three Months Ended March 31, 2000 (Unaudited)


  The Company is required to reserve and keep available out of its authorized but unissued shares of common stock such number of shares sufficient to allow the exercise of shares granted and available for grant under the Company's stock option plan. The amount of such shares of common stock reserved for these purposes is as follows:

                                                        December 31,  March 31,
                                                            1999        2000
                                                        ------------ -----------
                                                                     (Unaudited)
   Outstanding stock options...........................  1,312,000    1,294,292
   Additional shares available for grant under
    the Company's stock option plan....................    488,000      433,000
                                                         ---------    ---------
                                                         1,800,000    1,727,292
                                                         =========    =========

8. STOCK OPTIONS

  In June 1999, the Company adopted the 1999 Stock Plan (the "Plan") which provides for the grant of nonstatutory stock options to the Company's employees, consultants and directors and the grant of incentive stock options to employees of the Company. The Company's Board of Directors administers the Plan, selects the individuals to whom options will be granted, determines the number of options to be granted and sets the term and exercise price of each option.

  An aggregate of 1,800,000 shares of common stock have been reserved for issuance under the Plan of which 488,000 shares were available for future grant at December 31, 1999 and 1,312,000 options were outstanding at December 31, 1999.

  A summary of the status of the Company's stock options and related changes is presented below:

                                                                       Weighted-
                                                                        Average
                                                                       Exercise
                                                             Shares      Price
                                                            ---------  ---------
   Outstanding at May 21, 1999 (Inception).................       --       --
     Granted............................................... 1,312,000    $0.10
     Exercised.............................................       --       --
     Canceled..............................................       --       --
                                                            ---------    -----
   Outstanding at December 31, 1999........................ 1,312,000    $0.10
     Granted (unaudited)...................................    55,000    $0.10
     Exercised (unaudited).................................   (72,708)   $0.10
     Canceled (unaudited)..................................       --       --
                                                            ---------    -----
   Outstanding at March 31, 2000 (Unaudited)............... 1,294,292    $0.10
                                                            =========    =====

  In connection with the option grants made during the period ended December 31,1999 and the three month period ended March 31, 2000, the Company recorded approximately $5.4 million and $0.5 million (unaudited), respectively, of deferred stock compensation charges which are being amortized in accordance with the vesting period of the options (4 years) on a straight-line basis.

                           1VIEW NETWORK CORPORATION
                       (A Development Stage Enterprise)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)
       For the Period from May 21, 1999 (Inception) to December 31, 1999 and The Three Months Ended March 31, 2000 (Unaudited)


  Additional information with respect to stock options outstanding at December 31, 1999 and March 31, 2000 (unaudited) is as follows:

                                          Options Outstanding         Options Exercisable
                                   --------------------------------- ---------------------
                                                Weighted-
                                                 Average   Weighted-             Weighted-
                                                Remaining   Average               Average
                                     Number    Contractual Exercise    Number    Exercise
         Period ended       Prices Outstanding    Life       Price   Outstanding   Price
         ------------       ------ ----------- ----------- --------- ----------- ---------
   December 31, 1999....... $0.10   1,312,000     9.78       $0.10       --         --
   March 31, 2000
    (unaudited)............ $0.10   1,294,000     9.75       $0.10       --         --

  The Company determined the compensation expense of options granted using the methodology prescribed in SFAS No. 123 and determined the results to be immaterial. The fair value of these awards was estimated at the date of grant using a minimum value option pricing model with the following assumptions: risk-free interest rate of 5.5%; no dividend yield; no volatility factor; a forfeiture rate of 5%; and an expected average life of 4 years. The effects of applying SFAS No. 123 are not indicative of future amounts and additional awards in future years are anticipated.

9. COMMITMENTS AND CONTINGENCIES

Operating Leases

  Rent expense was $10,500 for the period from May 21, 1999 to December 31, 1999. During the period May 1999 to October 1999, the Company was operated in the President's apartment, whereby he charged the Company $1,100 per month for rent. The remainder is attributed to rent paid to a third party for subleased rent expenses.

  In January 2000, the Company entered into a five year operating lease for its office facilities commencing on January 24, 2000 and expiring on January 31, 2005. Monthly rent under this agreement will total approximately $19,750 for the first year, and $21,330 for the second to fifth years.

Consulting Agreements

  In October, 1999, the Company entered into an agreement with a software consultant, which provides for the consultant to make staff resources available to 1View at a rate of $1,000 per person per day plus expenses. Under the terms of the contract the cost of these resources will initially be invested by the consultant and 1View will not have to pay back the investment until license fees are received, if any, on the software developed using the consultant's resources. This compensation will be paid by way of a 10% royalty on the future license fees up to the aggregate amount of the investment.

  Although no license income has been recognized yet, the Company fully accrues the estimated cost of consulting services received to date.

10. SUBSEQUENT EVENTS (UNAUDITED)

  On April 8, 2000 the Company entered into a purchase agreement with Digital Insight Corporation ("Digital Insight"), which provided for the purchase of all the Company's outstanding common stock and stock options,

                           1VIEW NETWORK CORPORATION
                       (A Development Stage Enterprise)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)
       For the Period from May 21, 1999 (Inception) to December 31, 1999 and The Three Months Ended March 31, 2000 (Unaudited)

to be paid partly in shares of Digital Insight and partly in cash. In connection with the sale, on March 23, 2000, the Company offered to amend each individual Convertible Note holder's subscription agreement such that the Convertible Notes outstanding at March 31, 2000 would be converted into a total of 445,600 common shares immediately prior to the consummation of the sale, at conversion rates ranging from approximately $2 to $6 per share (dependent on the commencement date of the note) at a weighted average price per common share of $3.03. All Convertible Note holders accepted their offers within the next two weeks. Since the value per common share of the Company on a fully diluted basis, based on the acquisition price offered by Digital Insight, can be calculated at $10.54, the Convertible Note holders will receive an amount in excess of their conversion price of approximately
$3.4 million, which will be recorded as part of the purchase price upon consummation of the acquisition.

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders
AnyTime Access, Inc.

  We have audited the accompanying consolidated balance sheet of AnyTime Access, Inc. (the Company) and its subsidiary as of December 31, 1999 and the related consolidated statements of operations, shareholders' deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AnyTime Access, Inc. and its subsidiary as of December 31, 1999, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

  As described in Note 10 to the financial statements, on March 30, 2000, the Company agreed to enter into a transaction to be acquired.

/s/ Deloitte & Touche LLP
Sacramento, California
March 30, 2000

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Shareholders
AnyTime Access, Inc.

  We have audited the accompanying consolidated balance sheet of AnyTime Access, Inc. as of December 31, 1998, and the related consolidated statements of operations, shareholders' deficit and cash flows for the years ended December 31, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AnyTime Access, Inc. as of December 31, 1998, and the results of its consolidated operations and its cash flows for the years ended December 31, 1998 and 1997 in conformity with generally accepted accounting principles.

  Since the date of completion of our audit of the accompanying consolidated financial statements and initial issuance of our report thereon dated March 17, 1999 (except for the second paragraph of Note 3, as to which the date is July 1, 1999), which report contained an explanatory paragraph regarding the Company's ability to continue as a going concern, the Company, as discussed in
Note 6, has completed additional issuances of its equity securities in 1999 which resulted in net proceeds of approximately $15.4 million. Therefore, the conditions that raised substantial doubt about whether the Company will continue as a going concern no longer exist.

                                          /s/ Ernst & Young LLP

March 17, 1999,
 except for the second paragraph
 of Note 3 as to which the date
 is July 1, 1999 and Note 6 as to
 which the date is July 7, 2000

                      ANYTIME ACCESS, INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS
                (in thousands, except share and per share data)

                                                  December 31,
                                                ------------------   March 31,
                                                  1998      1999       2000
                                                --------  --------  -----------
                                                                    (Unaudited)
                                   ASSETS
                                   ------
CURRENT ASSETS:
  Cash and equivalents......................... $    676  $  6,113    $ 3,500
  Accounts receivable, net of allowance for
   doubtful accounts of $54 in 1998............    1,019       917      1,487
  Prepaid expenses.............................      232       339        802
                                                --------  --------    -------
    Total current assets.......................    1,927     7,369      5,789
PROPERTY AND EQUIPMENT, net....................    3,184     3,299      3,195
OTHER ASSETS...................................      157       170        166
                                                --------  --------    -------
TOTAL.......................................... $  5,268  $ 10,838    $ 9,150
                                                ========  ========    =======
                    LIABILITIES AND SHAREHOLDERS' DEFICIT
                    -------------------------------------
CURRENT LIABILITIES:
  Accrued liabilities.......................... $    317  $    818        669
  Accounts payable.............................      626       485        526
  Short-term borrowings........................      400       --         --
  Accrued payroll and related obligations......      326       407        474
  Current portion of capital lease
   obligations.................................    1,250     1,002      1,002
                                                --------  --------    -------
    Total current liabilities..................    2,919     2,712      2,671
CAPITAL LEASE OBLIGATIONS......................    1,179       309         41
REDEEMABLE CONVERTIBLE PREFERRED STOCK:
  24,064,683 shares authorized; 13,315,479,
   20,827,074 and 20,827,074 shares issued and
   outstanding as of December 31, 1998 and
   1999, and March 31, 2000 respectively,
   liquidation preference of $30,799 at
   December 31, 1999...........................   14,971    32,915     33,540
SHAREHOLDERS' DEFICIT:
  Common stock, stated value $.025 per share;
   50,000,000 shares authorized; 5,464,403,
   6,289,288 and 6,279,956 shares issued and
   outstanding as of December 31, 1998, 1999
   and March 31, 2000 (unaudited),
   respectively................................      137       157        157
  Additional paid-in capital...................    2,967     3,648      4,145
  Accumulated deficit..........................  (16,839)  (28,194)   (30,260)
  Deferred compensation--stock options.........      --       (518)      (992)
  Notes receivable from shareholders...........      (66)     (191)      (152)
                                                --------  --------    -------
    Total shareholders' deficit................  (13,801)  (25,098)   (27,102)
                                                --------  --------    -------
TOTAL.......................................... $  5,268  $ 10,838    $ 9,150
                                                ========  ========    =======

          See accompanying notes to consolidated financial statements.

                      ANYTIME ACCESS, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                              Years Ended          Three Months
                                             December 31,             Ended
                                        -------------------------   March 31,
                                         1997     1998     1999        2000
                                        -------  -------  -------  ------------
                                                                   (Unaudited)
REVENUES............................... $ 4,538  $ 9,298  $10,384    $ 3,013
COST OF REVENUES.......................   3,995    7,379    7,978      2,052
                                        -------  -------  -------    -------
GROSS MARGIN...........................     543    1,919    2,406        961
OPERATING EXPENSES:
  Technology development and
   integration.........................   1,225    2,611    4,641        917
  Customer production information......     532    1,253    1,993        374
  Sales and marketing..................   1,770    3,080    2,803        630
  General and administrative...........   1,307    1,693    2,425        500
                                        -------  -------  -------    -------
    Loss from operations...............  (4,291)  (6,718)  (9,456)    (1,460)
OTHER INCOME (EXPENSE):
  Noncash interest charges.............     (72)  (2,673)    (150)       (18)
  Interest expense.....................    (178)    (426)    (207)       (25)
  Interest income......................     140       50      195         62
  Other (net)..........................     --       --        18        --
                                        -------  -------  -------    -------
NET LOSS............................... $(4,401) $(9,767) $(9,600)   $(1,441)
                                        =======  =======  =======    =======




          See accompanying notes to consolidated financial statements.

                      ANYTIME ACCESS, INC. AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT
  Years Ended December 31, 1998 and 1999 and the three months ended March 31,
             2000 (unaudited) (in thousands, except share amounts)

                            Common Stock     Additional             Shareholder
                          ------------------  Paid-in   Accumulated    Notes      Deferred
                            Shares    Amount  Capital     Deficit   Receivable  Compensation  Total
                          ----------  ------ ---------- ----------- ----------- ------------ --------
BALANCES, December 31,
 1996...................   4,727,266   $119    $  179    $ (1,569)     $ (50)      $ --      $ (1,321)
Stock options exercised
 for note receivable
 from
 officer/shareholder....     400,000     10       --          --         (10)        --           --
Sale of Series B
 Redeemable Convertible
 Preferred Stock........         --     --        --          --         --          --           --
Accretion of Series A
 and Series B Redeemable
 Convertible Preferred
 Stock discount.........         --     --        --         (448)       --          --          (448)
Warrants issued.........         --     --        164         --         --          --           164
Net loss................         --     --        --       (4,401)       --          --        (4,401)
                          ----------   ----    ------    --------      -----       -----     --------
BALANCES, December 31,
 1997...................   5,127,266    129       343      (6,418)       (60)        --        (6,006)
Exercise of stock
 options................     155,324      4        11         --         --          --            15
Stock options exercised
 for shareholder notes
 receivable.............     250,000      6       --          --          (6)        --           --
Common shares canceled..     (68,187)    (2)        2         --         --          --           --
Accretion of redeemable
 preferred stock........         --     --        --         (654)       --          --          (654)
Issuance of Series B
 Redeemable Convertible
 Preferred Stock
  warrants..............         --     --      2,611         --         --          --         2,611
Net loss................         --     --        --       (9,767)       --          --        (9,767)
                          ----------   ----    ------    --------      -----       -----     --------
BALANCES, December 31,
 1998...................   5,464,403    137     2,967     (16,839)       (66)        --       (13,801)
Exercise of stock
 options................     356,718      9        12         --         --          --            21
Stock options exercised
 for shareholder note
 receivable.............     400,000     10       115         --        (125)        --           --
Issuance of common
 stock..................     136,334      3       --          --         --          --             3
Common shares canceled..     (68,167)    (2)        2         --         --
Deferred stock
 compensation...........         --     --        552         --         --         (552)         --
Amortization of deferred
 stock compensation.....         --     --        --          --         --           34           34
Accretion of redeemable
 preferred stock........         --     --        --       (1,755)       --          --        (1,755)
Net loss................         --     --        --       (9,600)       --          --        (9,600)
                          ----------   ----    ------    --------      -----       -----     --------
BALANCES, December 31,
 1999...................   6,289,288    157     3,648     (28,194)      (191)       (518)     (25,098)
Exercise of stock
 options................     149,418      4         1         --         --          --             5
Stock options execised
 for note receivable....      60,000      1        14         --         (15)        --           --
Common shares
 cancelled..............     218,750     (5)      (49)        --          54         --           --
Deferred stock
 compensation...........         --     --        531         --         --         (531)         --
Amortization of deferred
 stock compensation.....         --     --        --          --         --           57           57
Accretion of redeemable
 preferred stock
 (unaudited)............         --     --        --         (625)       --          --          (625)
Net loss (unaudited)....         --     --        --       (1,441)       --          --        (1,441)
                          ----------   ----    ------    --------      -----       -----     --------
BALANCES, March 31, 2000
 (unaudited)............  $6,279,956   $157    $4,145    $(30,260)     $(152)      $(992)    $(27,102)
                          ==========   ====    ======    ========      =====       =====     ========

          See accompanying notes to consolidated financial statements.

                      ANYTIME ACCESS, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                       Three
                                          Years Ended December        Months
                                                   31,                 Ended
                                         -------------------------   March 31,
                                          1997     1998     1999       2000
                                         -------  -------  -------  -----------
                                                                    (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss............................... $(4,401) $(9,767) $(9,600)   $(1,441)
 Adjustments to reconcile net loss to
  net cash used in operating activities:
  Depreciation and amortization.........     555    1,262    1,435        375
  Noncash interest charges..............      94    2,673      134         18
  Loss on disposal of equipment.........     --       --       116        --
  Amortization of deferred stock
   compensation.........................     --       --        34         57
  Effect of changes in assets and
   liabilities:
   Accounts receivable, net.............    (596)    (274)     102       (570)
   Prepaid expenses and other assets....     (47)    (123)    (120)      (459)
   Accounts payable.....................     105      289     (141)        41
   Accrued payroll and related
    obligations.........................     188      104       81         67
   Accrued liabilities..................       2      189      501       (149)
                                         -------  -------  -------    -------
    Net cash used in operating
     activities.........................  (4,100)  (5,647)  (7,458)    (2,061)
                                         -------  -------  -------    -------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchases of property and equipment....    (379)    (480)  (1,669)      (271)
 Proceeds from sale of equipment........     --       --         3        --
                                         -------  -------  -------    -------
    Net cash used in investing
     activities.........................    (379)    (480)  (1,666)      (271)
                                         -------  -------  -------    -------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from shareholder notes
  payable...............................   1,000    5,000      780         29
 Net proceeds from issuance of
  redeemable convertible preferred
  stock.................................   6,000      --    13,409        --
 Net proceeds from issuance of common
  stock and stock option exercise.......     --        15       24        (24)
 Proceeds (payments) from short-term
  borrowings............................     --       400     (400)       --
 Collection of preferred stock
  subscription receivable...............     --       --     2,000        --
 Payments on capital lease obligations..    (267)    (943)  (1,252)      (286)
                                         -------  -------  -------    -------
    Net cash provided by financing
     activities.........................   6,733    4,472   14,561       (281)
                                         -------  -------  -------    -------
NET INCREASE (DECREASE) IN CASH AND
 EQUIVALENTS............................   2,254   (1,655)   5,437     (2,613)
CASH AND EQUIVALENTS, beginning of
 period.................................      77    2,331      676      6,113
                                         -------  -------  -------    -------
CASH AND EQUIVALENTS, end of period..... $ 2,331  $   676  $ 6,113    $ 3,500
                                         =======  =======  =======    =======
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
 INFORMATION:
 Cash paid for interest................. $   167  $   410  $   364    $    48
SUPPLEMENTAL DISCLOSURES OF NONCASH
 TRANSACTIONS:
 Property and equipment acquired under
  capital lease......................... $ 1,765  $ 1,664  $   --     $   --
 Conversion of shareholder notes payable
  into shares of Redeemable Convertible
  Preferred Stock....................... $   --   $ 5,000  $   780    $   --

          See accompanying notes to consolidated financial statements.

                      ANYTIME ACCESS, INC. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   (All information for the three months ended March 31, 2000 is unaudited)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization--AnyTime Access, Inc., (the "Company") was incorporated in California in September 1990. The Company is a provider of services that allow credit unions, banks and insurance companies to outsource their consumer loan origination and processing functions.

  Basis of Presentation--The accompanying consolidated financial statements for 1999 include the Company and its wholly-owned subsidiary, AnyTime Access Acceptance, which was formed during 1999. All significant intercompany balances and transactions have been eliminated.

  Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

  Cash and Equivalents--The Company considers highly liquid investments with remaining maturities of three months or less when acquired to be cash equivalents. Cash and equivalents include cash on hand, demand deposits and money market funds.

  Certain Significant Risks and Uncertainties--The Company operates in a dynamic industry, and accordingly, can be affected by a variety of factors. For example, management of the Company believes that changes in any of the following areas could have a negative effect on the Company in terms of its future financial position and results of operations: ability to obtain additional financing; regulatory changes; fundamental changes in the technology underlying the Company's products; market acceptance of the Company's products under development; development of sales channels; litigation or other claims against the Company; the hiring, training and retention of key employees; successful and timely completion of product development efforts; and new product introductions by competitors.

  Concentration of Credit Risk and Major Customers--The Company sells its services to financial institutions including credit unions, banks and insurance companies. During the years ended December 31, 1998 and 1999, one customer accounted for 15% and 16% of revenues, respectively. The loss of this customer or any substantial reduction in business with this customer could have a material adverse affect on the Company's operating results.

  The Company periodically evaluates the credit worthiness of its customers using publicly available data. The Company believes that adequate provision for uncollectible accounts receivable has been provided for by the Company.

  Property and Equipment--Property and equipment consists of office furniture and equipment, leasehold improvements and software purchased or developed for internal use. The Company capitalizes costs associated with software developed or obtained for internal use when the preliminary project stage is completed and it is deemed probable that the project will be completed and used for the intended function. Office furniture and equipment and software are depreciated on a straight-line basis over the estimated useful lives of the assets or the lease term, whichever is shorter. Leasehold improvements are depreciated on a straight-line basis over the lease term or the estimated useful life of the improvement, whichever is shorter. The estimated useful lives range from three to five years.

  Revenue Recognition--Revenues consist primarily of loan application fees, which the Company charges its customers on a per loan application basis. Such fees are recognized at the time loan applications are processed.

                      ANYTIME ACCESS, INC. AND SUBSIDIARY

   (All information for the three months ended March 31, 2000 is unaudited)


  Income Taxes--Deferred taxes are recognized based on the expected future tax consequences of temporary differences between the amounts carried on the financial statements and the tax bases of those assets and liabilities. A valuation allowance is established to reduce deferred tax assets to an amount the realization of which is more likely than not.

  Stock-Based Compensation--The Company accounts for its stock-based awards using the intrinsic value method of accounting in accordance with Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" and related interpretations. As such, deferred compensation is recorded on the date of issuance or grant of stock options on any excess of the current estimated fair value of the underlying stock over the purchase or exercise price. Amortization of deferred compensation is charged to operations over the vesting period of the options. The Company has adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123, ("SFAS No. 123"), "Accounting for Stock-Based Compensation," which permits entities to provide pro forma net loss and net loss per share disclosure for stock-based compensation as if the minimum value method defined in SFAS no. 123 had been applied.

 Recent Accounting Pronouncement

  Statement of Financial Accounting Standard (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities," as amended, is effective for fiscal years beginning after June 15, 2000. SFAS No. 133 requires that all derivative instruments be measured at fair value and recognized in the balance sheet as either assets or liabilities. The Company does not expect the implementation of SFAS No. 133 to have a material effect on its financial statements.

  Reclassifications--Certain amounts in the 1997 and 1998 financial statements have been reclassified to conform with the 1999 presentation.

2. PROPERTY AND EQUIPMENT

  Property and equipment consist of the following:

                                                   December 31,
                                                  ---------------   March 31,
                                                   1998    1999       2000
                                                  ------  -------  -----------
                                                  (in thousands)   (unaudited)
   Furniture and office equipment................ $4,086  $ 4,893    $5,070
   Software......................................    915    1,623     1,717
   Leasehold improvements........................    291      252       252
                                                  ------  -------    ------
                                                   5,292    6,768     7,039
   Less: Accumulated depreciation and
    amortization................................. (2,108)  (3,469)   (3,844)
                                                  ------  -------    ------
                                                  $3,184  $ 3,299    $3,195
                                                  ======  =======    ======

  Amortization of property and equipment acquired under capital leases and leasehold improvements has been included with depreciation and amortization expense.

3. LINE OF CREDIT

  In June 1998, the Company entered into a revolving line of credit agreement (the "Agreement") with a bank. Borrowings under the Agreement were secured by substantially all of the Company's assets and accrued interest at the prime rate plus .5%. At December 31, 1998, the Company had $400,000 outstanding under the line of credit. In August 1999, the outstanding balance was repaid and the line of credit terminated.

                      ANYTIME ACCESS, INC. AND SUBSIDIARY

   (All information for the three months ended March 31, 2000 is unaudited)


  In May 1999, the Company entered into a bridge loan agreement (the "Bridge Loan") with a bank. As amended, the Bridge Loan provided for borrowings up to $1,500,000 and accrued interest at prime plus 3.0%. In connection with the Bridge Loan, the Company issued detachable warrants to the bank, exercisable for ten years, to purchase 16,500 shares of the Company's Series B Redeemable Convertible Preferred Stock at a price of $2.25 per share. The estimated fair value of the warrants as of the date of issue was insignificant. In August 1999, in conjunction with the sale of the Company's Series C Preferred Stock, the outstanding balance of the Bridge Loan was paid in full.

4. CAPITAL LEASE OBLIGATIONS

  The Company leases office and computer equipment under capital lease arrangements which have terms of three to five years.

  In 1996, the Company entered into a master lease agreement. The initial lease obligation of $2,000,000 was discounted by $398,000 representing the estimated fair value of Series A and B Preferred Stock warrants issued pursuant to the master lease agreement (Note 6). The discount is amortized on a straight-line basis over the life of the leases. The unamortized discount as of December 31, 1999 was $37,000.

  Future minimum lease payments under capital leases are as follows (in thousands):

   Years ending December 31:
     2000............................................................... $1,039
     2001...............................................................    318
                                                                         ------
   Total minimum lease payments.........................................  1,357
   Less: amount representing interest/discounts.........................    (46)
                                                                         ------
   Present value of future minimum lease payments.......................  1,311
   Less: current portion................................................  1,002
                                                                         ------
   Long-term portion.................................................... $  309
                                                                         ======

5. COMMITMENTS--OPERATING LEASES

  The Company leases office space and equipment under operating leases expiring through 2002. Aggregated annual minimum rental payments are $713,000 in 2000, $236,000 in 2001 and $14,000 in 2002. Rental expense recorded under all operating leases was $247,000, 704,000 and $719,000 during the years ended December 31, 1997, 1998 and 1999, respectively.

6. STOCKHOLDERS' EQUITY

 Common Stock

  The Company's common stock includes a liquidation preference of $.025 per share, including any declared, unpaid dividends, subordinate to the liquidation preferences of preferred stockholders.

 Common Stock Warrants

  In 1997, the Company issued warrants to purchase 150,000 shares of the Company's common stock at $2.25 per share. The warrants are exercisable and expire on the earlier of the fifth anniversary of the date of grant or

                      ANYTIME ACCESS, INC. AND SUBSIDIARY

   (All information for the three months ended March 31, 2000 is unaudited)

completion of an initial public offering exceeding a specified value. The estimated fair value of the warrants as of the date of issuance was insignificant.

 Redeemable Convertible Preferred Stock

  Redeemable Convertible Preferred Stock consisted of the following (including accretion to redemption value) as of December 31, 1998 and 1999 and March 31, 2000 (in thousands):

                                                   December 31,
                                                  ----------------  March 31,
                                                   1998     1999      2000
                                                  -------  ------- -----------
                                                                   (unaudited)
Series A Redeemable Convertible Preferred Stock
 ("Series A") 7,743,256 shares authorized;
 7,093,256 issued and outstanding................ $ 2,139  $ 2,301   $ 2,340

Series B Redeemable Convertible Preferred Stock
 ("Series B") 6,304,927 shares authorized; 1999:
 6,233,818 issued and outstanding 1998:
 6,222,223.......................................  14,832   16,031    16,341

Series C Redeemable Convertible Preferred Stock
 ("Series C"), 10,016,500 shares authorized;
 1999: 7,500,000 issued and outstanding..........     --    14,583    14,859
                                                  -------  -------   -------
                                                   16,971   32,915    33,540
Less Preferred Stock Subscription Receivable.....  (2,000)     --        --
                                                  -------  -------   -------
                                                  $14,971  $32,915   $33,540
                                                  =======  =======   =======

  During 1999, the Company sold 7,110,000 shares of Series C in a private placement for net proceeds (after offering fees and expenses) of $13,383,000. Also during 1999, the Company issued 390,000 shares of Series C in a non-cash transaction in lieu of payments of notes payable to shareholder in the amount of $780,000.

  The Company also sold 11,595 shares of Series B in 1999 for net proceeds of $26,000.

  On December 23, 1998, $5,000,000 in short-term convertible notes payable to a shareholder were converted to 2,222,222 shares of Series B. Also on that date, the same shareholder purchased 888,889 shares of Series B in exchange for a receivable totaling $2,000,000. The stock purchase receivable was collected in full on February 17, 1999.

  Significant terms of the outstanding Preferred Stock are as follows:

    Voting Rights--The holders of shares of Series A, B and C are entitled to voting rights equal to the number of shares of common stock issuable upon their conversion. In addition, holders of preferred stock are entitled to certain protective voting rights including restrictions on the sale of the Company without the approval of two-thirds of preferred stockholders voting as a class.

    Liquidation Preferences--In the event of liquidation or dissolution of the Company, the preferred shareholders are entitled to priority over common shareholders with respect to distribution of company assets or payments to shareholders. The liquidation preference is equal to $0.25, $2.25 and $2.00 per share for Series A, B and C, respectively. In addition, the liquidation preference will include any declared and unpaid dividends at the date of liquidation or dissolution. The aggregate liquidation preferences as of December 31, 1999 for all series of preferred stock was $30,799,000.

    Redemption--The preferred stock is mandatorily redeemable upon the request of a majority of the holders of Series A, B and C at any time following the sixth anniversary of the date of issuance and will be

                      ANYTIME ACCESS, INC. AND SUBSIDIARY

   (All information for the three months ended March 31, 2000 is unaudited)

  made in three annual installments. The redemption prices for Series A, B and C are $0.40, $3.60 and $3.20 per share, respectively, plus any declared and unpaid dividends. The excess of the preferred stock's redemption price over its carrying value is being accreted by periodic charges to the accumulated deficit, using the interest method, during the six years after the date of issuance.

    Conversion Rights--Each share of Series A, B and C is convertible into shares of common stock at a conversion rate of 1:1 as of December 31, 1999, subject to adjustment. In the event of an initial public offering which meets certain size requirements, all shares of all series of preferred stock will automatically convert into shares of common stock at the then applicable conversion ratio. Those shares of preferred will automatically convert upon election of 67% of Series A, B and C voting together as a single class.

    Dividends--The holders of Series A, B and C shall be entitled to receive noncumulative dividends, payable in the amount of $0.015, $0.135 and $0.16 per share, respectively, when and as declared by the board of directors of the Company. No dividends had been declared on Series A, B or C through December 31, 1999.

    Other--All shares of preferred stock are subject to certain transfer restrictions and are entitled to certain registration rights.

Preferred Stock Warrants

  In July and October 1996 and April 1997, the Company issued warrants to purchase 60,000, 280,000 and 240,000 shares of the Company's Series A, respectively. These warrants are exercisable for ten years after the date of issuance or five years after an initial public offering, whichever is longer. All are exercisable at a price of $0.25 per share as of December 31, 1999. The estimated fair value of the warrants as of their dates of issuance was $8,000, $171,000 and $146,000, respectively. These amounts have been included in additional paid-in capital.

  In September 1997 and March and August 1998, the Company issued warrants to purchase 17,777, 26,666 and 26,666 shares of the Company's Series B. The warrants are exercisable for ten years after the dates of issuance or five years after an initial public offering, whichever is longer, at a price of $2.25 per share. The estimated fair values of the warrants as of the dates of issuance were $18,000, $27,500 and $27,500, respectively. These amounts have been included in additional paid-in capital.

  The Company issued warrants to purchase 888,889 shares and 1,333,333 shares of Series B in July and October 1998, respectively, in connection with loans from a principal shareholder. The warrants were subsequently canceled and were not outstanding as of December 31, 1998. Management of the Company estimated that the aggregate fair value of the warrants as of the dates of issue was $2,556,000, which amount was recorded on a noncash interest charge in the 1998 statement of operations. The valuation was based on the Black-Scholes model.

 Stock Option Plans

  As of December 31, 1999, a total of 5,000,000 shares of common stock were reserved for issuance upon exercise of stock options granted under the Company's 1996 and 1997 Incentive Stock Option Plans ("the Plans"). The Plans provide for the grant of Incentive and Nonstatutory Stock Options to employees and consultants of the Company. Generally, incentive stock options granted under the Plans vest over a 48-month period and are exercisable for ten years from the date of grant. The exercise price of option grants must be at least equal to the estimated fair market value of common stock at the date of grant, as determined at the time of grant by the Company's Board of Directors. Under the 1997 Plan, in the event of a merger of the Company with

                      ANYTIME ACCESS, INC. AND SUBSIDIARY

   (All information for the three months ended March 31, 2000 is unaudited)

or into another corporation, or the sale of substantially all of the assets of the Company, each outstanding option or stock purchase right shall be assumed or an equivalent option or right substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. In the event that the successor corporation refuses to assume or substitute the option or stock purchase right, the optionee shall fully vest in and have the right to exercise the option or stock purchase right as to all of the optioned stock, including shares as to which the optionee would not otherwise be vested or exercisable.

  Under the 1996 Stock Option Plan, in the event of a merger of the company with or into another corporation, each outstanding option may be assumed or an equivalent option may be substituted by such successor corporation or a parent or subsidiary of such successor corporation. If, in such event, the option is not assumed or substituted, the option shall terminate as of the date of the closing of the merger.

  The following table summarizes stock options available for grant during the years ended December 31, 1997, 1998 and 1999:

                                                  1997       1998       1999
                                               ----------  --------  ----------
   Balance, beginning of year.................  2,500,000   849,500     920,947
   Options granted............................ (1,973,000) (553,167) (1,257,166)
   Options canceled...........................    322,500   624,614     354,698
                                               ----------  --------  ----------
   Options available for future grant.........    849,500   920,947      18,479
                                               ==========  ========  ==========

  A summary of the status of the Plans is presented below:

                                   1997                1998                1999
                            ------------------- ------------------- -------------------
                                       Weighted            Weighted            Weighted
                             Shares    Average   Shares    Average   Shares    Average
                              Under    Exercise   Under    Exercise   Under    Exercise
                             Option     Price    Option     Price    Option     Price
                            ---------  -------- ---------  -------- ---------  --------
   Outstanding, beginning
    of year................   500,000   $0.025  1,750,500   $0.102  1,273,729   $0.129
   Granted................. 1,973,000    0.097    553,167   $0.222  1,257,166   $0.382
   Exercised...............  (400,000)   0.025   (405,324)  $0.053   (756,718)  $0.192
   Canceled................  (322,500)   0.046   (624,614)  $0.187   (354,698)  $0.249
                            ---------           ---------           ---------
   Outstanding, end of
    year................... 1,750,500    0.102  1,273,729   $0.129  1,419,479   $0.307
                            =========           =========           =========

  The following table summarizes information about stock options as of December 31, 1999:

                                           Options
            Options Outstanding          Exercisable
       ------------------------------------------------
                   Weighted
                    Average   Weighted         Weighted
        Shares     Remaining  Average  Shares  Average
         Under    Contractual Exercise  Under  Exercise
        Option       Life      Prices  Option   Prices
       ---------  ----------- -------- ------- --------
         419,855      7.4      $0.025  358,251  $0.025
         899,624      9.1      $0.250  143,226  $0.250
         100,000      9.8      $2.000       --  $2.000
       ---------      ---      ------  -------
       1,419,479      8.7      $0.307  501,477  $0.090
       =========      ===      ======  =======

                      ANYTIME ACCESS, INC. AND SUBSIDIARY

   (All information for the three months ended March 31, 2000 is unaudited)


  Stock option activity for the three months ended March 31, 2000 is as follows:

       Plan option shares increased by an additional..................  500,000
       Options Granted................................................ (411,500)
       Options Canceled...............................................  170,270
       Options available for future grants............................  277,249

  Deferred Stock Compensation--The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB 25") and related interpretations in accounting for its stock option plans. The Company recorded deferred compensation related to option grants totaling $552,000 and an additional $531,000 (unaudited) for the three months ended March 31, 2000 which will be amortized ratably over the vesting periods of the related stock options. Amortization amounted to $34,000 in 1999 and $57,000 (unaudited) for the three months ended March 31, 2000.

  Pro forma information is required by Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123"), which also requires that the information be determined as if the Company had accounted for its employees stock options granted subsequent to December 31, 1994 under the fair value method of SFAS No. 123. The fair value of these options was estimated at the date of grant using the Minimum Value Method with a risk-free interest rate of 6.7% and 6.1% for 1999 and 1998, respectively, with no dividends expected. The weighted average expected life of options granted in 1999 and 1998 was ten years. For purpose of pro forma disclosures, the estimated fair value of the options is amortized to expense over the vesting period of the options. The effect of applying the Minimum Value method required by SFAS No. 123 to the Company's employee stock options grants results in pro forma net losses that are not materially different from the amounts reported.

7. RELATED PARTY TRANSACTIONS

  In conjunction with the exercise of options to purchase 3,150,000 shares of common stock, the Company received four full recourse notes receivable ("Notes") totaling $191,250 from shareholders who are also members of management. Principal and interest on the Notes are due and payable on dates ranging from March 2000 to December 2002. The Notes are secured by the common stock purchased and have been reflected as increases to the shareholders' deficit on the accompanying balance sheets.

8. INCOME TAXES

  The Company has available approximately $21,788,000 and $6,932,000 of federal and state net operating loss carryforwards ("NOL's") as of December 31, 1999. The federal NOL's expire between the years 2006 and 2014 and the state NOL's expire between 2000 and 2004. Future utilization of the Company's NOL's may be subject to annual limitations due to the ownership change provisions of Section 382 of the Internal Revenue Code of 1986, as amended.

  As of December 31, 1998 and 1999, the Company had net deferred tax assets of approximately $4,895,000 and $8,615,000, respectively, which resulted primarily from net operating loss carryforwards and the use of differing accounting methods for financial reporting and income tax purposes. The Company has fully reserved all net deferred tax assets because of uncertainty as to the ultimate realization of such assets. The valuation allowance increased by $2,895,000 and $3,720,000 during 1998 and 1999, respectively.

                      ANYTIME ACCESS, INC. AND SUBSIDIARY

   (All information for the three months ended March 31, 2000 is unaudited)


9. EMPLOYEE BENEFIT PLAN

  The Company has a defined contribution plan ("the Plan") covering substantially all employees who have both reached age 21 and completed 6 months of service. The Company may match a portion of the employee's contribution. The Company may also make discretionary profit sharing contributions. Employees are 100% vested in the amounts they contribute to the Plan. Matching and discretionary contributions vest on a graduated scale beginning at two years with full vesting after 6 years of service. The Company made no contributions during the years ended December 31, 1998 and 1999.

10.  SUBSEQUENT EVENT

  On March 30, 2000, the Company agreed to sell all of the Company's outstanding common and preferred stock to Digital Insight Corporation ("Digital Insight") in exchange for shares of Digital Insight's common stock. The sale is subject to customary closing conditions, including approval of the Company's shareholders.

                           [LOGO OF DIGITAL INSIGHT]

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

  The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of common stock being registered. All amounts are estimates except the registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

                                                                        Amount
                                                                      To Be Paid
                                                                      ----------
SEC Registration Fee.................................................  $39,241
NASD Fee.............................................................   15,364
Nasdaq National Market Listing Fee...................................     *
Legal Fees and Expenses..............................................     *
Accounting Fees and Expenses.........................................     *
Printing.............................................................     *
Transfer Agent Fees..................................................     *
Miscellaneous........................................................     *
                                                                       -------
  Total..............................................................  $  *
                                                                       =======

--------
*To be filed by amendment

Item 14. Indemnification of Directors and Officers

  As permitted by Section 145 of the Delaware General Corporation Law, the Registrant's Certificate of Incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of their fiduciary duty as a director. In addition, as permitted by Section 145 of the Delaware General Corporation Law, the Bylaws of the Registrant provide that: (1) the Registrant is required to indemnify its directors and executive officers and persons serving in these capacities in other business enterprises (including, for example, subsidiaries of the Registrant) at the Registrant's request, to the fullest extent permitted by Delaware law, including in those circumstances in which indemnification would otherwise be discretionary; (2) the Registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is not required by law; (3) the rights conferred in the Bylaws are not exclusive, and the Registrant is authorized to enter into indemnification agreements with its directors, executive officers and employees; and (4) the Registrant may not retroactively amend the Bylaw provisions in a way that is adverse to the directors, executive officers and employees who benefit from these protections.

  The Registrant's policy is to enter into indemnification agreements with each of its directors and executive officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and the Bylaws, as well as certain additional procedural protections. In addition, these indemnity agreements provide that parties to the indemnification agreements will be indemnified to the fullest possible extent not prohibited by law against any and all expenses such as federal, state, local or foreign taxes imposed on the Indemnitee as a result of the actual or deemed receipt of any payments under the indemnification agreement, judgments, fines, penalties and amounts paid in settlement, as long as the settlement is approved in advance by Digital Insight, which approval shall not be unreasonably withheld, actually and reasonably incurred in relation to the Indemnitee's position as a director, officer, employee, agent or fiduciary of the Registrant, or any subsidiary of the Registrant, or in relation to the Indemnitee's service at the request of the Registrant as a director, officer, employee, agent or fiduciary of another corporation, partnership, joint venture, trust or other enterprise or in relation to Indemnitee's action or inaction while serving in such a capacity. Digital Insight will not be obligated pursuant to the indemnity agreements to indemnify or advance expenses to an indemnified party with respect to proceedings or claims initiated by the indemnified party and not by way of defense, counterclaim or crossclaim, except with respect to proceedings specifically authorized by Digital

Insight's Board of Directors or brought to enforce a right to indemnification under the indemnity agreement, Digital Insight's Bylaws or any statute or law. Under the agreements, Digital Insight is not obligated to indemnify the indemnified party (1) for any expenses incurred by the indemnified party with respect to any proceeding instituted by the indemnified party to enforce or interpret the agreement, if a court of competent jurisdiction determines that each of the material assertions made by the indemnified party in that proceeding was not made in good faith or was frivolous; (2) for any amounts paid in settlement of a proceeding unless Digital Insight consents to the settlement; (3) with respect to any proceeding brought by Digital Insight against the indemnified party for willful misconduct, unless a court determines that each of the claims was not made in good faith or was frivolous; (4) on account of any suit in which judgment is rendered against the indemnified party for an accounting of profits made from the purchase or sale by the indemnified party of securities of Digital Insight under the provisions of (S) 16(b) of the Securities Exchange Act of 1934 and related laws; (5) on account of the indemnified party's conduct which is finally adjudged to have been knowingly fraudulent or deliberately dishonest, or to constitute willful misconduct or a knowing violation of the law; (6) an account of any conduct from which the indemnified party derived an improper personal benefit; (7) on account of conduct the indemnified party believed to be contrary to the best interests of Digital Insight or its stockholders; (8) on account of conduct that constituted a breach of the indemnified party's duty of loyalty to Digital Insight or its stockholders; or (9) if a final decision by a court having jurisdiction in the matter shall determine that the indemnification is not lawful.

  The indemnification provision in the Certificate of Incorporation, Bylaws and the indemnification agreements entered into between the Registrant and its directors and executive officers, may be sufficiently broad to permit indemnification of the Registrant's officers and directors for liabilities arising under the Securities Act of 1933.

  The underwriting agreement included as Exhibit 1.1 provides for indemnification of the Registrant and its directors and officers from some liabilities arising under the Securities Act of 1933 and affords some rights of contribution with respect thereto. In addition, the Third Amended and Restated Rights Agreement included as Exhibit 4.2 and the Shareholder Agreement included as Exhibit 4.5 provide for indemnification of the Registrant and its directors and officers by certain selling stockholders from some liabilities arising under the Securities Act of 1933 and affords some rights of contribution with respect thereto.

Item 15. Recent Sales of Unregistered Securities

  During the past three years, the Registrant has issued and sold the following securities:

  (a) During the past three years, the Registrant sold an aggregate of 229,212 shares of unregistered common stock to directors, officers, employees, former employees and consultants at prices ranging from $0.30 to $9.00 per share, for aggregate cash consideration of $87,915. These shares were sold pursuant to the exercise of options granted by the Board. As to each director, officer, employee, former employee and consultant of the Registrant who was issued these securities, the Registrant relied upon Rule 701 of the Securities Act of 1933, as amended (the "Securities Act"). Each of these persons purchased securities of the Registrant under a written contract between that person and the Registrant. In addition, the Registrant met the conditions imposed under Rule 701(b).

  (b) On October 23, 1997, the Registrant sold 618,500 shares of unregistered common stock at a price per share of $0.30 to two officers for aggregate consideration of $185,550. These shares were sold under a restricted stock purchase agreement between the Registrant and each officer following the exercise of a stock purchase right. The purchasers of the shares paid the aggregate consideration in the form of full-recourse promissory notes bearing interest at 7.0% per year. The Registrant relied upon Rule 701 of the Securities Act in connection with the sale of these shares.

  (c) On January 31, 1998, the Registrant issued a warrant to purchase up to 22,222 shares of unregistered Series A Preferred Stock at a price per share of $2.70 in connection with an equipment leasing transaction to Comdisco, Inc. The warrant was issued in consideration for the extension of credit by Comdisco, Inc. under an equipment lease. This issuance was made in reliance upon Section 4(2) of the Securities Act.

  (d) On February 27, 1998, the Registrant sold in the aggregate 2,305,475 shares of unregistered Series B Preferred Stock at a price per share of $3.47 to Menlo Ventures and HarbourVest Partners V-Direct Fund, L.P. for aggregate cash consideration of $7,999,998.25. The Registrant relied upon Section 4(2) of the Securities Act in connection with the sale of these shares.

  (e) On February 1, 1999, the Registrant issued a warrant to purchase up to 28,819 shares of unregistered Series B Preferred Stock at a price per share of $3.47 in connection with an equipment leasing transaction to Silicon Valley Bank. The warrant was issued in consideration for the extension of credit by Silicon Valley Bank under an equipment lease. This issuance was made in reliance upon Section 4(2) of the Securities Act.

  (f) On February 3, 1999, the Registrant sold 115,000 shares of unregistered common stock at a price per share of $1.00 to an officer for aggregate cash consideration of $115,000. These shares were sold to the officer pursuant to the exercise of a stock purchase right. The Registrant relied upon Rule 701 of the Securities Act in connection with the sale of these shares.

  (g) On May 26, 1999, the Registrant sold in the aggregate 844,036 shares of unregistered Series C Preferred Stock at a price per share of $10.00 to Menlo Ventures, HarbourVest Partners V-Direct Fund, L.P., current stockholders and officers of the Registrant for aggregate cash consideration of $8,440,360. The Registrant relied upon Section 4(2) of the Securities Act in connection with the sale of these shares.

  (h) On March 3, 2000, the Registrant issued 21,648 unregistered shares of common stock at a price per share of $3.47 to Silicon Valley Bank upon exercise of an outstanding warrant. The Registrant relied upon Sections 3(a)(9) and 4(2) of the Securities Act in connection with the issuance.

  (i) On May 23, 2000, the Registrant issued 20,819 unregistered shares of common stock at a price per share of $2.70 to Comdisco, Inc. upon exercise of an outstanding warrant. The Registrant relied upon Sections 3(a)(9) and 4(2) of the Securities Act in connection with the issuance.

  (j) On May 31, 2000, the Registrant issued a warrant to purchase 35,000 shares of unregistered common stock at a price per share of $40.5625 to Aurum Technologies, Inc. in connection with the execution of a Master DPV Agreement. The Registrant relied upon Section 4(2) of the Securities Act in connection with the issuance.

  (k) On June 21, 2000, the Registrant issued an aggregate of 1,100,000 shares of unregistered common stock and common stock equivalents to the security holders of 1View Network Corporation in connection with the acquisition of 1View Network Corporation by the Registrant. The Registrant relied upon Section 3(a)(10) of the Securities Act in connection with the issuance.

  Appropriate legends were affixed to the share certificates issued in the transactions described above. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant.

Item 16. Exhibits and Financial Statement Schedules

  (a) Exhibits.

       *1    Form of Underwriting Agreement.

        2.1 Agreement and Plan Merger, dated as of March 30, 2000, by and among the Registrant, ATA Acquisition Corp. and AnyTime Access,
              Inc.(1)

        2.2  First Amendment to Agreement and Plan of Merger, dated as of May
              2, 2000, by and among the Registrant, ATA Acquisition Corp. and
              AnyTime Access, Inc.(2)

        2.3  Second Amendment to Agreement and Plan of Merger, dated as of May
              25, 2000, by and among the Registrant, ATA Acquisition Corp. and
              AnyTime Access, Inc.

        2.4  Third Amendment to Agreement and Plan of Merger, dated as of June
              13, 2000, by and among the Registrant, ATA Acquisition Corp. and
              AnyTime Access, Inc.

        2.5 Agreement and Plan of Merger, dated as of April 8, 2000, by and among the Registrant, Calabasas Acquisition Corp. and 1View
              Network Corporation.(1)

        3.1  Third Amended and Restated Certificate of Incorporation of
              Registrant, as currently in effect.(3)

        3.2  Restated Bylaws of Registrant, as currently in effect.(3)

        4.1  Specimen Common Stock Certificate.(3)

        4.2  Third Amended and Restated Rights Agreement, dated February 10,
              2000, between the Registrant and the parties named therein.(4)

        4.3  Warrant to Purchase Stock dated February 18, 1999 issued to
              Silicon Valley Bank.(3)

        4.4  Warrant Agreement dated January 31, 1998 issued to Comdisco,
              Inc.(3)

        4.5  Shareholder Agreement, dated as of May 13, 1998, as amended.(4)

        *5   Opinion of O'Melveny & Myers LLP.

       10.1 Form of Indemnification Agreement entered into by Registrant with each of its directors and executive officers.(3)

       10.2  Stock Option Agreement, dated October 13, 1998, between John
              Dorman and the Registrant.(3)

       10.3  Stock Option Agreement, dated March 30, 1999, between Kevin
              McDonnell and the Registrant.(3)

       10.4  Stock Option Agreement, dated March 30, 1999, between Stephen
              Zarate and the Registrant.(3)

       10.5  1997 Stock Plan.(3)

       10.6  1999 Stock Plan and related agreements.(3)

       10.7  1999 Stock Plan, as amended, of 1View Network Corporation.(5)

       10.8  1999 Employee Stock Purchase Plan and related agreements.(3)

       10.9  Commercial Office Lease by and between Arden Realty Limited
              Partnership, a Maryland Limited Partnership, and Registrant dated
              August 4, 1997.(3)

       10.10 Master Lease Agreement, dated March 1, 1999, between Registrant and Silicon Valley Bank.(3)

       10.11 Internet Data Center Services Agreement, dated March 1, 1999, between Registrant and Exodus Communications, Inc.(3)

       10.12 Internet Data Center Services Agreement, dated March 31, 1999, between nFront, Inc. and Exodus Communications, Inc.

       10.13 Moneyline Express (M&I) Agreement dated February 27, 1997.
              (Confidential treatment has been granted for portions of this agreement).(6)

       10.14 License Agreement with HNC Software Inc. (Confidential treatment has been granted for portions of this agreement).(4)

       10.15 Lease, dated as of July 9, 1998, between Schneider Atlanta, L.P.
              and nFront, Inc.(2)

       10.16 Standard Office Lease, dated as of March 6, 2000, by and between
              Arden Realty Finance Partnership, L.P. and the Registrant.(2)

       10.17 Revolving Note and Commercial Security Agreement and Agreement for
              Issuance of Letters of Credit, dated May 3, 2000, between City
              National Bank and the Registrant.


      *10.18 Sublease Agreement, dated November 23, 1999, as amended, between
              Antec Corporation and nFront, Inc.

       11    Statement of computation of net loss per share and pro forma net loss per share (see note 1 of notes to financial statements).

       21    Subsidiaries of the Registrant.

      *23.1  Consent of O'Melveny & Myers LLP (to be included in Exhibit 5).

       23.2  Consent of PricewaterhouseCoopers LLP.

       23.3  Consent of Ernst & Young LLP, Independent Auditors.

       23.4  Consent of Ernst & Young LLP, Independent Auditors.

       23.5  Consent of Deloitte & Touche LLP.

       24    Power of Attorney (See page II-6).

       27.1  Restated Financial Data Schedule for the years ended December 31,
              1999 and December 31, 1998.

       27.2  Restated Financial Data Schedule for the three month periods ended
              March 31, 2000 and March 31, 1999.

  --------
   *  To be filed by amendment.

  (1) Incorporated by reference to the exhibits filed with the Registrant's Current Report on Form 8-K dated April 14, 2000.

  (2) Incorporated by reference to the exhibits filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000.

  (3) Incorporated by reference to the exhibits filed with the Registrant's Registration Statement on Form S-1 (File No. 333-81547), which was declared effective on September 30, 1999.

  (4) Incorporated by reference to the exhibits filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 1999.

  (5) Incorporated by reference to the exhibits filed with the Registrant's Registration Statement on Form S-8 (File No. 333-41044), which was filed with the SEC on July 10, 2000.

  (6) Incorporated by reference to the exhibits filed with the Registrant's Quarterly Report on Form 10-Q for the period ended September 30, 1999.

  Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

  Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant under the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against those liabilities, other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding, is asserted by a director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether the indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of that issue.

  The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant under Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on this 10th day of July, 2000.

                                          DIGITAL INSIGHT CORPORATION

                                                  /s/ Kevin McDonnell
                                          By: _________________________________
                                                      Kevin McDonnell
                                              Senior Vice President, Finance &
                                              Administration, Chief Financial
                                                   Officer and Secretary

                               POWER OF ATTORNEY

  KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John Dorman and Kevin McDonnell, and each of them, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and any registration statement relating to the offering covered by this Registration Statement and filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents or their substitute or substitutes may lawfully so or cause to be done by virtue hereof.

  Under the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

             Signature                           Title                  Date
             ---------                           -----                  ----

         /s/ John Dorman             Chairman of the Board, Chief  July 10, 2000
____________________________________  Executive Officer and
            John Dorman               President (Principal
                                      Executive Officer)

 /s/ Brady L. "Tripp" Rackley III    Vice Chairman of the Board    July 10, 2000
____________________________________
    Brady L. "Tripp" Rackley III

      /s/ Kevin McDonnell            Senior Vice President,        July 10, 2000
____________________________________  Finance & Administration,
          Kevin McDonnell             Chief Financial Officer,
                                      Secretary and Director
                                      (Principal Financial and
                                      Accounting Officer)

          /s/ Paul Fiore             Executive Vice President and  July 10, 2000
  __________________________________  Director
             Paul Fiore

          /s/ John Jarve             Director                      July 10, 2000
____________________________________
             John Jarve

        /s/ James McGuire            Director                      July 10, 2000
____________________________________
           James McGuire

         /s/ Robert North            Director                      July 10, 2000
____________________________________
            Robert North

                                 EXHIBIT INDEX


    Exhibit
    Number                              Description
    -------                             -----------
       *1   Form of Underwriting Agreement.

       2.1 Agreement and Plan Merger, dated as of March 30, 2000, by and among the Registrant, ATA Acquisition Corp. and AnyTime Access, Inc.(1)

       2.2  First Amendment to Agreement and Plan of Merger, dated as of May 2,
             2000, by and among the Registrant, ATA Acquisition Corp. and AnyTime Access, Inc.(2)

       2.3  Second Amendment to Agreement and Plan of Merger, dated as of May
             25, 2000, by and among the Registrant, ATA Acquisition Corp. and
             AnyTime Access, Inc.

       2.4  Third Amendment to Agreement and Plan of Merger, dated as of June
             13, 2000, by and among the Registrant, ATA Acquisition Corp. and
             AnyTime Access, Inc.

       2.5 Agreement and Plan of Merger, dated as of April 8, 2000, by and among the Registrant, Calabasas Acquisition Corp. and 1View
             Network Corporation.(1)

       3.1  Third Amended and Restated Certificate of Incorporation of
             Registrant, as currently in effect.(3)

       3.2  Restated Bylaws of Registrant, as currently in effect.(3)

       4.1  Specimen Common Stock Certificate.(3)

       4.2  Third Amended and Restated Rights Agreement, dated February 10,
             2000, between the Registrant and the parties named therein.(4)

       4.3  Warrant to Purchase Stock dated February 18, 1999 issued to Silicon
             Valley Bank.(3)

       4.4  Warrant Agreement dated January 31, 1998 issued to Comdisco,
             Inc.(3)

       4.5  Shareholder Agreement, dated as of May 13, 1998, as amended.(4)

       *5   Opinion of O'Melveny & Myers LLP.

      10.1 Form of Indemnification Agreement entered into by Registrant with each of its directors and executive officers.(3)

      10.2 Stock Option Agreement, dated October 13, 1998, between John Dorman and the Registrant.(3)

      10.3  Stock Option Agreement, dated March 30, 1999, between Kevin
             McDonnell and the Registrant.(3)

      10.4  Stock Option Agreement, dated March 30, 1999, between Stephen
             Zarate and the Registrant.(3)

      10.5  1997 Stock Plan.(3)

      10.6  1999 Stock Plan and related agreements.(3)

      10.7  1999 Stock Plan, as amended, of 1View Network Corporation.(5)

      10.8  1999 Employee Stock Purchase Plan and related agreements.(3)

      10.9  Commercial Office Lease by and between Arden Realty Limited
             Partnership, a Maryland Limited Partnership, and Registrant dated
             August 4, 1997.(3)

      10.10 Master Lease Agreement, dated March 1, 1999, between Registrant and
             Silicon Valley Bank.(3)

      10.11 Internet Data Center Services Agreement, dated March 1, 1999, between Registrant and Exodus Communications, Inc.(3)

      10.12 Internet Data Center Services Agreement, dated March 31, 1999, between nFront, Inc. and Exodus Communications, Inc.

      10.13 Moneyline Express (M&I) Agreement dated February 27, 1997.
             (Confidential treatment has been granted for portions of this agreement).(6)

       10.14 License Agreement with HNC Software Inc. (Confidential treatment has been granted for portions of this agreement).(4)

       10.15 Lease, dated as of July 9, 1998, between Schneider Atlanta, L.P.
              and nFront, Inc.(2)

       10.16 Standard Office Lease, dated as of March 6, 2000, by and between
              Arden Realty Finance Partnership, L.P. and the Registrant.(2)

       10.17 Revolving Note and Commercial Security Agreement and Agreement for
              Issuance of Letters of Credit, dated May 3, 2000, between City
              National Bank and the Registrant.

      *10.18 Sublease Agreement, dated November 23, 1999, as amended, between
              Antec Corporation and nFront, Inc.

       11    Statement of computation of net loss per share and pro forma net loss per share (see note 1 of notes to financial statements).

       21    Subsidiaries of the Registrant.

      *23.1  Consent of O'Melveny & Myers LLP (to be included in Exhibit 5).

       23.2  Consent of PricewaterhouseCoopers LLP.

       23.3  Consent of Ernst & Young LLP, Independent Auditors.

       23.4  Consent of Ernst & Young LLP, Independent Auditors.

       23.5  Consent of Deloitte & Touche LLP.

       24    Power of Attorney (See page II-6).

       27.1  Restated Financial Data Schedule for the years ended December 31,
              1999 and December 31, 1998.

       27.2  Restated Financial Data Schedule for the three-month periods ended
              March 31, 2000 and March 31, 1999.


  --------
   *  To be filed by amendment.

  (1) Incorporated by reference to the exhibits filed with the Registrant's Current Report on Form 8-K dated April 14, 2000.

  (2) Incorporated by reference to the exhibits filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000.

  (3) Incorporated by reference to the exhibits filed with the Registrant's Registration Statement on Form S-1 (File No. 333-81547), which was declared effective on September 30, 1999.

  (4) Incorporated by reference to the exhibits filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 1999.

  (5) Incorporated by reference to the exhibits filed with the Registrant's Registration Statement on Form S-8 (File No. 333-41044), which was filed with the SEC on July 10, 2000.

  (6) Incorporated by reference to the exhibits filed with the Registrant's Quarterly Report on Form 10-Q for the period ended September 30, 1999.